As filed with the Securities and Exchange Commission on October 5, 2015.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XTERA COMMUNICATIONS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	3661	38-3394611
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

500 W. Bethany Drive, Suite 100

Allen, Texas 75013

(972) 649-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jon R. Hopper

Chief Executive Officer

500 W. Bethany Drive, Suite 100

Allen, Texas 75013

(972) 649-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Samer M. Zabaneh DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701	Paul J. Colan Chief Financial Officer 500 W. Bethany Drive, Suite 100 Allen, Texas 75013 (972) 649-5000	Stanton D. Wong Heidi E. Mayon Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, California 94111

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):  ☐ Large accelerated filer,  ☐ Accelerated filer,  ☒ Non-accelerated filer (do not check if a smaller reporting company) or ☐ Smaller reporting company.

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001	$60,000,000	$6,042

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor are we seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2015

PRELIMINARY PROSPECTUS

             Shares

Xtera Communications, Inc.

Common Stock

We are offering              shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We estimate that the initial public offering price will be between $         and $         per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol “XCOM.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds, Before Expenses, to Xtera Communications	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to              shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

We anticipate that delivery of the shares of common stock will be made on or about                     , 2015.

Needham & Company	Cowen and Company	BMO Capital Markets

The date of this prospectus is                     , 2015

XTERA®

A LEADING PROVIDER OF HIGH-CAPACITY OPTICAL TRANSPORT SOLUTIONS

Optimizing Network Capacity, Reach and Value

Over land, under sea, worldwide

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you or to which we have referred you. Neither we nor any of the underwriters have authorized anyone to provide you with additional or different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of its date, regardless of its time of delivery or any sale of our common stock.

Until                     (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. Unless the context otherwise requires, references to “we,” “our,” “our company,” “us,” “the company” or “Xtera” refer to Xtera Communications, Inc. and its consolidated subsidiaries. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements and Industry Data” for more information.

Xtera Communications, Inc.

Overview

We are a leading provider of high-capacity, cost-effective optical transport solutions, supporting the high growth in global demand for bandwidth. We sell our high-capacity optical transport solutions to telecommunications service providers, content service providers, enterprises and government entities worldwide to support their deployments of long-haul terrestrial and submarine optical cable networks. We believe that our proprietary Wise Raman optical amplification technology allows for capacity and reach performance advantages over competitive products that are based upon conventional Erbium-Doped Fiber Amplifier, or EDFA, technology.

We believe that we differentiate ourselves from our competitors through our innovative, proprietary products and our industry-leading cost-efficient operating structure. We have developed a portfolio of intellectual property with more than 180 U.S. and foreign patents and patent applications. We have operations in the United States and the United Kingdom, with an engineering team that includes industry-recognized technical experts.

Our solutions are capable of spanning over 1,500 kilometers with capacity of 64 Terabits per second, or Tbit/s. Our solutions are purpose-built for varying customer demands of capacity, reach and cost. The modular nature of our solutions allows for capital-efficient capacity expansion over time, as the customer’s bandwidth needs grow.

We believe our leadership in high-performance optical solutions positions us to continue to win new customers, expand our footprint within existing customers and, ultimately, assist our customers in preparing for increasing demand on their networks. Our capability and expertise as a turnkey solution provider, including the supply and installation of submerged infrastructure, has been a key differentiator for us in recent years, particularly in submarine projects.

We have an extensive operating track record, having deployed our solutions for more than 10 years in 60 countries across five continents. Due to our outsourced manufacturing model, we believe that we have the capability to support high revenue growth, while controlling operating costs.

Industry Background

Optical networks are communications networks that carry voice, video and data traffic across optical fiber cables using multiple wavelengths of light. Through the use of light as a transmission medium, optical networks deliver significantly more data transport capacity and less external signal interference compared to traditional copper transport technology. Optical transport networks are classified into two segments: long-haul networks, including terrestrial and submarine networks that carry traffic between cities, countries and continents, and metro networks that carry traffic within cities or large metropolitan areas. Long-haul networks, also referred to as optical backbone networks, serve as the foundation for telecommunication and data transport services.

Over the past 30 years, data transmission technology has evolved considerably and, today, optical networks form the backbone infrastructure for data transmission, enabling content service providers, enterprises and consumers to send and receive data rapidly. As the demand for bandwidth has increased, so have the capabilities of optical backbone infrastructure, with standard data transmission rates rising from 2.5 Gigabits per second, or Gbit/s, to 100 Gbit/s. While more recent optical backbone network deployments have taken advantage of new technologies, much of the world’s existing optical backbone infrastructure still relies heavily on older technologies. With growing demand for bandwidth, telecommunications service providers, content service providers, enterprises and government entities are actively seeking cost-efficient solutions to optimize existing fiber assets and for the development of new networks, which we believe we are well positioned to serve.

Industry Trends

We believe that a number of key trends in the optical networking industry are driving growth in demand for improved optical networking infrastructure. These trends include:

•	Significant growth in bandwidth consumption. The continued proliferation of smart devices, the increased adoption of high-bandwidth applications, such as video and music streaming, video conferencing and big data initiatives, and the increasing prevalence of cloud computing are driving an increased demand for bandwidth.

•	Rising prominence of content service providers. Content service providers are investing in and developing their own high-speed optical fiber network infrastructures instead of using traditional telecommunications service providers’ networks.

•	Evolution of data center infrastructure. Global telecommunications network expansion has led to a shift towards multiple high-capacity distributed data centers and the development of new, dedicated data center interconnect optical networks.

•	Significant growth of data communications in emerging markets. Bandwidth demand in emerging markets is expected to grow and outpace the existing infrastructure within these markets as connected devices become more affordable and broadband connectivity becomes more ubiquitous.

Industry Challenges

We believe telecommunications service providers face the following challenges as they attempt to remain responsive to the rapidly changing telecommunications landscape:

•	Limited capacity. Telecommunications service providers are looking to maximize utilization of their existing optical cable networks in a cost-effective manner, and most of the products available to these service providers do not efficiently utilize available spectrum to provide sufficient capacity.

•	Legacy infrastructure. Existing infrastructure was designed to support legacy voice applications and, as a result, often struggles to support more bandwidth-intensive and cloud-based applications.

•	Architectural complexity. Optical communications network design, planning and engineering are intensive processes involving considerable complexity. This high level of complexity increases costs associated with the deployment and maintenance of optical networks, may slow network expansion and service delivery and could potentially result in lost revenue for telecommunications service providers.

•	Increasing costs and price pressures. The high cost of building, maintaining and upgrading optical communications networks impacts the profitability of bandwidth provisioning for telecommunications service providers. In order to satisfy increasing bandwidth demand and improve current network infrastructure, telecommunications service providers must continue to invest in their network infrastructures, despite a low revenue growth environment with stringent capital expenditure policies.

Our Solution

Our fully-integrated Wise Raman amplification technology can dramatically increase line bandwidth, allowing us to offer nearly three times more data-carrying wavelengths, or channels, than what is currently supported by EDFA-based products, and at two times the distance. This allows us to offer higher line capacity, better noise performance and higher optical power efficiency than what is currently supported by EDFA-based products. We believe we are the only vendor that offers a single, point-to-point, terrestrial and submarine platform for long-haul optical transmission. We believe that our ability to monitor third-party submarine repeaters and our user-friendly network management system further differentiates our solutions.

We believe that the key benefits of our optical solutions include:

•	Flexible solutions. Our solutions are designed to enable our customers to determine their optimal network configuration across the variables of capacity, reach, cost and upgrade potential.

•	Scalable, high throughput capacity. We combine modular design, built-in monitoring capabilities and software intelligence to provide our customers with scalable, automated networking infrastructures, which we believe offer the highest capacity and reach in the industry.

•	Enhanced network reliability. Our optical networking capabilities help our customers manage services more easily, reduce operational complexity, increase service reliability and enable new applications, such as network virtualization.

•	Cost effectiveness. Our products provide capacity that allows our customers to add to or upgrade their networks in a cost-effective manner.

•	Ease of deployment and use. We have designed our solutions to allow us to have an organizational structure capable of deploying our solutions efficiently and in a timely manner.

We believe that our key competitive differentiators include:

•	Leading amplification technology solutions. Through our innovative Wise Raman technology, we believe that we offer the industry’s leading submarine and terrestrial signal amplification solutions for high-capacity, long-haul optical networks.

•	Innovative, field-proven technologies. Our high-capacity, long-reach and high-transmission performance solutions have been deployed in the field for over 10 years.

•	Rapid response time. Our partners, trained engineers and customer support staff work together to provide our customers with timely service and support.

•	Deep domain experience. We have deployed some of the highest capacity and longest networks and have the ability to manage challenging projects and environments.

•	Ease of upgrades. Our solutions enable our customers to increase the capacity of their existing systems at a fraction of the cost in comparison to installing new networks.

Our Strategy

Our goal is to be a profitable, high-growth provider of high-capacity optical transmission technology to service providers, enterprises and government entities worldwide. Key elements of our strategy include efforts to:

•	Capitalize on our leadership position in cost-effective optical technology. We intend to increase market share and drive revenue growth by leveraging our know-how and patented technology portfolio to provide cost-efficient solutions for new and existing networks.

•	Expand installed capacity at existing customers. We intend to leverage our successful deployments to expand the footprint of our product portfolio within our existing customer base.

•	Increase and diversify our global customer base. We intend to attract new customers and to continue to expand into new markets, such as the data center interconnect market.

•	Leverage our operational efficiency. We intend to continue to invest in processes, partnerships and technologies to enhance our competitiveness while maintaining our lean organizational structure and outsourced manufacturing model.

•	Broaden our suite of product offerings. We intend to continue to create new products internally and pursue opportunities to add products and functionality to our existing offerings.

Risks Affecting Us

Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the section titled “Risk Factors” elsewhere in this prospectus before making a decision to invest in our common stock. If any of these risks and uncertainties occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose all or part of your investment. Below is a summary of some of the principal risks we face:

•	We have a history of significant operating losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

•	Our operating results and gross margin may fluctuate significantly from period to period, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

•	We may have difficulty acquiring new customers due to the high up-front cost of switching optical network infrastructure providers or equipment.

•	The markets in which we compete are highly competitive, and we may be subject to aggressive business tactics by our competitors.

•	We rely on a limited number of customers for a substantial portion of our revenue.

•	In order to be successful, we must respond to technological changes and comply with evolving industry standards.

•	Our ability to grow depends on increased demand by service providers and enterprises for additional network capacity.

•	Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense.

•	We may be sued by third parties for infringement or other violations of their intellectual or proprietary rights.

Corporate Information

We were incorporated in Delaware in January 1998 under the name Bandwith Solutions, Inc. and changed our name to Xtera Communications, Inc. in 1999. We are headquartered in Allen, Texas. Our principal executive offices are located at 500 W. Bethany Drive, Suite 100, Allen, TX 75013. Our telephone number is (972) 649-5000. Our website address is www.xtera.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we have elected to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt securities in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Xtera, Nu-Wave Optima and Wise Raman are our trademarks and the property of Xtera Communications, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Over-allotment option of common stock offered by us	shares

Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our expected growth, develop new products or fund capital expenditures. We may also use a portion of the net proceeds to repay borrowings under our credit facility or term loan, or to expand our existing business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. See the section entitled “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“XCOM”

The number of shares of our common stock to be outstanding immediately after this offering is based on 314,857,023 outstanding shares as of June 30, 2015 and excludes:

•	21,753,758 shares issuable upon the exercise of options outstanding as of June 30, 2015, having a weighted average exercise price of $0.0775 per share;

•	1,752,838 shares issuable upon the exercise of warrants outstanding as of June 30, 2015, having a weighted average exercise price of $0.9699 per share;

•	4,121,264 additional shares available after June 30, 2015 for future grant under our 2011 Stock Plan; and

•	shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Equity Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	the -for- reverse stock split of our common stock effected on , 2015;

•	the issuance of 3,116,801 shares of our common stock upon the exercise in September 2015 of warrants outstanding as of June 30, 2015 (leaving 1,752,838 shares issuable upon the exercise of warrants outstanding as of June 30, 2015) and no exercise of outstanding options or any other warrants after June 30, 2015;

•	no exercise of the underwriters’ over-allotment option;

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•	the conversion of all outstanding convertible promissory notes and demand notes into 114,679,639 shares of Series E-3 preferred stock on August 25, 2015; and

•	the automatic conversion of all outstanding shares of our preferred stock, including our Series E-3 preferred stock, into 264,523,414 shares of common stock upon the completion of this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. You should read this data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our fiscal year ends on September 30. The summary consolidated statements of operations data for the fiscal years ended September 30, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended June 30, 2014 and 2015, and the summary consolidated balance sheet data as of June 30, 2015, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in the future, and our results for any interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

	Fiscal Year Ended September 30,		Nine Months Ended June 30,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Products	$27,121	$19,838	$14,603	$39,846
Services	4,796	5,160	3,918	3,806

Total revenue	31,917	24,998	18,521	43,652

Cost of revenue:
Products	24,542	14,242	8,878	32,945
Services	1,569	2,323	1,726	1,726

Total cost of revenue	26,111	16,565	10,604	34,671

Gross profit	5,806	8,433	7,917	8,981

Operating expenses:
Sales and marketing	6,346	5,059	3,969	3,214
Research and development	13,110	11,140	8,315	8,198
General and administrative	8,190	5,903	4,565	4,487
Goodwill impairment charge	—	9,019	—	—

Total operating expenses	27,646	31,121	16,849	15,899

Operating loss	(21,840)	(22,688)	(8,932)	(6,918)

Other income (expense), net	(2,757)	(3,303)	(2,094)	(3,121)
Loss from continuing operations before provision for income taxes	(24,597)	(25,991)	(11,026)	(10,039)
Income tax provision	(5)	(119)	(87)	(37)

Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)

Preferred dividend	(13,384)	(13,384)	(10,011)	(10,011)

Net loss available to common stockholders	(37,986)	(39,494)	(21,124)	(20,087)

Loss per common share – basic and diluted	(0.80)	(0.84)	(0.45)	(0.43)

Weighted average shares – basic and diluted	47,448,708	47,177,671	47,176,756	47,200,798

Pro forma net loss attributable to common stockholders (unaudited)		$(24,492)		$(8,716)

Pro forma net loss per common share –
basic and diluted (unaudited)		$(0.08)		$(0.03)

Weighted average pro forma common shares outstanding –
basic and diluted (unaudited)		289,824,215		309,356,351

	As of June 30, 2015
	Actual	Pro forma(2)	Pro forma as adjusted(3)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$1,196	$1,227	$
Working capital(1)	(35,458)	2,302
Total assets	34,501	34,532
Current and long-term debt	40,400	6,632
Convertible preferred stock	151	—
Total stockholders’ equity (deficit)	(27,862)	9,898

(1)	Working capital of $(35,458) includes $37,356 of current liabilities related to our outstanding convertible promissory notes and demand notes, which notes converted into shares of our Series E-3 preferred stock on August 25, 2015. Excluding the current liabilities related to the notes, working capital would have been $1,898.
(2)	The pro forma balance sheet data as of June 30, 2015 reflects (i) the conversion of our outstanding convertible promissory notes and demand notes into 114,679,639 shares of our Series E-3 preferred stock and the increase in the number of our authorized common stock to 395,000,000 on August 25, 2015; (ii) the issuance of 3,116,801 shares of our common stock upon the exercise in September 2015 of outstanding warrants; and (iii) the automatic conversion of all of our outstanding convertible preferred stock, including our Series E-3 preferred stock, into common stock in connection with this offering.
(3)	The pro forma as adjusted balance sheet data as of June 30, 2015 reflects the pro forma adjustments described in footnote (2) above as adjusted to give effect to receipt by us of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus, before deciding to purchase any shares of our common stock. These risks could harm our business, operating results, financial condition and prospects. In addition, the trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of significant operating losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

As of June 30, 2015, our accumulated deficit was $378 million. We experienced a net loss of $26.1 million for the fiscal year ended September 30, 2014 and $10.1 million for the nine months ended June 30, 2015. We expect to continue to make significant expenditures related to the development of our business, including expenditures to hire additional personnel related to the sales, marketing and development of our products and to maintain and expand our research and development operations. In addition, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue, manage our cost structure and avoid significant liabilities in order to achieve future profitability. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur significant losses in the future.

Our operating results may fluctuate significantly from period to period, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indicator of our future performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations with respect to long-term future revenue and global customers. Given relatively fixed operating costs related to our personnel, any substantial adjustment to our expenses to account for lower levels of revenue will be difficult and take time. Consequently, if our revenue does not meet projected levels, our inventory levels and operating expenses would be high relative to revenue, which would impair our operating results.

In addition to other risks discussed in this section, factors that may contribute to fluctuations in our revenue and our operating results include:

•	fluctuations in demand, sales cycles, product mix and prices for our solutions and our services;

•	reductions in customers’ budgets for solutions purchases and delays in their purchasing cycles;

•	order cancellations or reductions or delays in delivery schedules by our customers;

•	timeliness of our customers’ payments for their purchases;

•	preparedness of customers for the installation of our solutions;

•	the timing of new product announcements or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our market, including any new entrants, technological advances or substantial discounting of products;

•	availability of third-party suppliers to provide products and services for us;

•	the timing of recognizing revenue in any given quarter, including the impact of revenue recognition standards in United States generally accepted accounting principles, or U.S. GAAP;

•	our ability to control costs, including our operating expenses, the costs of, and the lead times associated with, obtaining the components we purchase and the costs of warranty or repair work; and

•	general economic conditions in domestic and international markets.

If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may in the future provide to the market, the price of our common stock may decline substantially.

Our gross margin may fluctuate from period to period and may be adversely affected by a number of factors, some of which are beyond our control.

Our gross margin fluctuates from period to period and varies by product configuration. Our gross margin may continue to be adversely affected by a number of factors, including:

•	mix of products and services sold during the period;

•	price discounts negotiated by our customers;

•	increased price competition, including competition from lower-cost suppliers in China and other markets;

•	changes in the price or availability of components for our products;

•	charges for excess or obsolete inventory;

•	increased warranty or repair costs;

•	sales volume from each customer during the period; and

•	the period of time over which ratable recognition of revenue occurs.

For example, our gross margin percentage for the nine months ended June 30, 2015 was 20.6%, as compared with 42.7% for the nine months ended June 30, 2014. The decrease in gross margin percentage in the 2015 period was primarily driven by the mix of products sold during the period. In particular, our turnkey solutions have lower gross margins than our equipment sales, and to the extent we have a greater proportion of revenue from turnkey solutions in any period, our gross margin percentage will be lower. As a result of our relative size and the often large, complex nature of the projects in which we make product installations, we have limited ability to control the scheduling of the installation of our products and are often requested to reschedule installations. This rescheduling may cause us to redeploy our personnel and could result in us being unable to meet commitments to our other customers, which may negatively impact our gross margins. Further, this rescheduling could cause revenue to be recognized later than forecasted. As a result of our relatively fixed operating costs associated with our personnel, if our revenue does not meet projected levels in a particular quarter, our gross margin for that quarter will be adversely affected. Fluctuations in gross margin may make it difficult to manage our business and achieve or maintain profitability.

We may have difficulty acquiring new customers due to the high up-front costs of switching optical network providers or equipment, and if we are unable to acquire new customers, our business and operating results will be harmed.

Telecommunications service providers typically make substantial investments when deploying an optical network. Once a network operator has deployed an optical network for a particular portion of their network, it is often difficult and costly to switch to another vendor’s infrastructure. Unless we are able to persuasively demonstrate that our solutions offer performance, functionality and cost advantages that materially outweigh a customer’s expense of switching from a competitor’s product, it may be difficult for us to procure new customers and generate sales once that competitor’s equipment has been deployed. In addition, many telecommunications service providers base their deployment decisions primarily on price, and if we are unable to establish better pricing terms for our solutions, we may be unable to acquire new customers.

Aggressive business tactics by our competitors may harm our business.

Increased competition in our markets has resulted in our competitors engaging in aggressive business tactics, especially when we compete for large customers. These tactics include:

•	selling equipment or inventory at a discount, including at or below cost;

•	announcing competing products prior to market availability combined with extensive marketing efforts;

•	offering low pricing on products competitive to ours as part of a larger, bundled product offering;

•	providing financing, marketing and advertising assistance to customers; and

•	asserting intellectual property rights irrespective of the validity of the claims.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors continue or expand aggressive business tactics, including those described above, demand for our solutions could decline, we could experience delays or cancellations of customer orders, we could be required to reduce our prices or we may experience increased expenses.

The markets in which we compete are highly competitive, and we may lack sufficient financial or other resources to compete.

Competition in the optical networking industry is intense, and we expect such competition to increase. A number of very large companies historically have dominated the optical networking industry. Our primary competitors in the submarine market include Alcatel-Lucent Submarine Networks, SAS, Coriant GmbH, Huawei Marine Networks Co., Limited, NEC Corporation and TE Subcom, a TE Connectivity Ltd. company. In the terrestrial market, our primary competitors include Alcatel-Lucent S.A., Ciena Corporation, Huawei Technologies Co. Ltd., Infinera Corporation and Coriant GmbH. Many of our competitors are substantially larger, have greater name recognition, as well as technical, financial and marketing resources, and may have established relationships with our potential customers. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for those products and technologies. In addition, many of our competitors have the financial resources and product portfolios to offer products competitive with ours at below market pricing levels that could prevent us from competing effectively.

In addition, some of our foreign competitors are able to compete more effectively by obtaining financing for their customers from government-sponsored sources. We also compete with low-cost suppliers in China that have the ability to increase pricing pressure on us.

Our ability to compete will depend upon our ability to provide a better solution than our competitors at a competitive price. We may be required to make substantial additional investments in research and development, sales and marketing and customer support in order to respond to competition, and there is no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future. Increased competition could lead to fewer customer orders, price reductions, reduced margins and loss of market share, any of which could harm our business, operating results and financial condition.

Demand for our solutions depends in part on the rate that telecommunications service providers expand and enhance their optical networks and the rate that telecommunications service providers and content service providers build out new optical networks. If such service providers do not continue to expand and enhance their networks or build out new networks, it could have a material adverse effect on our business and results of operations.

Our future success as a provider of high-capacity optical transport solutions ultimately depends on the continued growth of the optical networking industry and, in particular, the continued demand for bandwidth. The amount of data transmitted over optical networks will be impacted by the growth of bandwidth demand. Increased demand by subscribers for bandwidth-intensive applications delivered over network systems will be necessary to justify capital expenditure commitments by telecommunications service providers and content service providers to invest in the improvement and expansion of their networks, or alternatively to build out new networks. Demand for improved optical networking infrastructure might not continue to increase if there is limited availability or market acceptance, if the content offered through networks does not attract widespread interest or if the quality of service available through networks does not meet user expectations. If long-term expectations for bandwidth-intensive and cloud-based applications are not realized, these service providers may not commit significant capital expenditures to upgrade their networks to improve capacity or to build out new networks, the demand for our solutions and services will decrease and we may not be able to sustain or increase our levels of revenue or achieve profitability in the future. Broad macroeceonomic weakness and market conditions have in the past and could in the future affect spending levels of our customers and demand for our solutions.

Our concentrated customer base increases the potential adverse effect on us from the loss of one or more customers.

We derive a significant portion of our revenue from a limited number of customers. For the fiscal year ended September 30, 2014, Cable & Wireless Communications plc, Gulf Bridge International, Inc. and OCI Group Inc. accounted for 25.9%, 22.1% and 24.1% of our revenue, respectively, and 88.7% of our revenue was generated by six customers, and for the nine months ended June 30, 2015, Cable & Wireless Communications plc, Defense Information Systems Agency and GlobeNet Inc. accounted for 15.6%, 30.4% and 33.5% of our revenue, respectively, and 96.0% of our revenue was generated by six customers. Our business and financial results are correlated with the spending of a limited number of customers and can be significantly affected by market, industry or competitive dynamics affecting their businesses. The timing of customer purchases and of their requested delivery of purchased product is difficult to predict, and our ability to continue to generate revenue from key customers will depend on our ability to maintain strong relationships with these customers and introduce new products and services that are desirable to these customers at competitive prices. In addition, in certain circumstances our customers can terminate or reduce their contracts for convenience. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenue for the next few years. The loss of, or a significant delay or reduction in purchases by, a small number of customers could harm our business, operating results and financial condition.

We must respond to technological change and comply with evolving industry standards and requirements for our products to be successful, and if we do not, it could have a material adverse effect on our business and results of operations.

The optical networking industry is characterized by technological change, changes in customer requirements and evolving industry standards. The introduction of new communications technologies and the emergence of new industry standards or requirements could render our products obsolete. Further, in developing our products, we have made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by our customers and competitors. If the standards or requirements adopted by our prospective customers are different from those on which we have focused our efforts, market acceptance of our solutions would be reduced or delayed and our business would be harmed.

In response to market changes, we expect our competitors to continue to improve the performance of their existing products and to introduce new products and technologies. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments, we may not be able to make the technological advances necessary to be competitive and we may not be able to effectively sell our products to targeted customers who have prior relationships with our competitors.

If we fail to accurately forecast demand for our solutions, we may have excess or insufficient inventory, which may increase our operating costs, decrease our revenue and harm our business.

We are required to generate forecasts of future demand for our solutions several months prior to the scheduled delivery to our prospective customers. This requires us to make significant investments before we know if corresponding revenue will be recognized. Lead times for materials and components that we need to order for the manufacturing of our products vary significantly and depend on factors, such as the specific supplier, contract terms and demand for each component at a given time. In the past, we have experienced lengthening in lead times for certain components. If the lead times for components are lengthened, we may be required to purchase increased levels of such components to satisfy our delivery commitments to our customers. If we overestimate market demand for our solutions and, as a result, increase our inventory in anticipation of customer orders that do not materialize, we will have excess inventory, which could result in increased risk of obsolescence and significant inventory write-downs. Furthermore, this will result in reduced production volumes and our fixed costs will be spread across fewer units, increasing per unit costs. If we underestimate demand for our solutions, we will have inadequate inventory, which could slow down or interrupt the manufacturing of our products and result in delays in shipments and our ability to recognize revenue. In addition, we may be unable to meet our supply commitments to customers, which could result in a loss of certain customer opportunities or a breach of our customer agreements.

We are susceptible to shortages, price fluctuations and quality control risks in our supply chain. Any shortages, price fluctuations or quality concerns in components used in our products could delay shipment of our products, which could materially adversely affect our business.

Shortages in components that we use in our products are possible and our ability to predict the availability of such components may be limited. Furthermore, some of these components are available only from single or limited sources of supply. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules. Any growth in our business or the economy is likely to create greater pressures on us and our suppliers to project overall component demand accurately and to establish appropriate component inventory levels. In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components. We generally rely on purchase orders rather than long-term contracts with our suppliers. As a result, even if available, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner, which would seriously impact our ability to deliver products to our customers, and our business, operating results and financial condition would be adversely affected. If we are unable to pass component price increases along to our customers or maintain stable pricing for components, our gross margin and operating results could be negatively impacted. Furthermore, poor quality in sole-sourced components or certain other components in our products could also result in lost sales or lost sales opportunities. If the quality of such components does not meet our standards or our customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to continue to manufacture such components or to remain in business, we could be forced to redesign our products and qualify new components from alternate suppliers. Further, if components we obtain from our suppliers contain technology that infringes on a third party’s intellectual property, we could be forced to redesign our products or find alternate sources of such components. The development of alternate sources for those components can be time-consuming, difficult and costly, and we may not be able to develop alternate or second sources in a timely manner. Even if we are able to locate alternate sources of supply, we could be forced to pay for expedited shipments of such components or our products at dramatically increased costs.

We provide turnkey solutions to our customers, which subject us to additional risks inherent with being the prime contractor on a project that, if realized, may adversely affect our operating results.

In addition to providing our hardware and software products to customers, we also provide turnkey solutions for customers. We oversee project planning, partner management and installation of the projects in which our products are utilized. We anticipate turnkey solutions will represent a significant percentage of our product revenue for our fiscal years ending September 30, 2016 and 2017. As the prime contractor, we are ultimately responsible for the project, including any performance issues, damages or cost overruns. Our actual costs and any gross profit realized on a turnkey solution could vary from the estimated amounts on which our bid was originally based. This may occur for various reasons, including errors in estimates or bidding, changes in availability and cost of labor, equipment and materials and unforeseen technical and logistical challenges, including with managing our geographically widespread operations and the performance of third party subcontractors, suppliers and manufacturers. In particular, if the third party subcontractors, suppliers and manufacturers we engage are unable to perform to our requirements, we may be forced to pursue alternative strategies to obtain these goods or services, which could result in delays, interruptions, additional expenses to us and loss of customers. These variations and the risks inherent in our turnkey solutions may result in reduced profitability or losses on these projects. Depending on the size of a project, variations from estimated contract performance could have a material adverse impact on our operating results.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

We have historically relied on outside financing to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses and developing new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which may cause our revenue and operating results to fluctuate significantly from period to period.

Our sales efforts involve educating our customers about the use and benefit of our solutions, including their technical capabilities and potential cost savings. Customers typically undertake a significant evaluation process before making a purchase, in some cases over six months. We spend substantial time and resources in our sales efforts, and in limited cases, order inventory for potential sales without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. Our long sales cycle may cause our revenue and operating results to fluctuate significantly.

We depend on contract manufacturers and logistics providers to manufacture and deliver a majority of our products, and changes to these relationships or their inability to obtain necessary parts may result in delays or disruptions that could harm our business.

We depend primarily on Foxconn Technology Group, as well as MC Assembly and Surface Technology International Ltd., each an independent contract manufacturer, to manufacture and assemble a majority of our products, and CEVA Logistics, an independent logistics and freight management provider, to coordinate the delivery of a majority of our products. Our reliance on these third parties reduces our control over the manufacturing and logistics processes and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. Our reliance on contract manufacturers could also increase the potential for infringement or misappropriation of our intellectual property rights. While we rely on a combination of purchase orders and supply contracts with these manufacturers, their ability to timely perform under their agreements with us is subject to the performance of third-party suppliers from whom our contract manufacturers order many of the components and parts necessary for the manufacturing of our products. If we are unable to manage our relationships with these third-party suppliers effectively, or if any of these suppliers suffers from increased manufacturing lead times, capacity constraints or quality control problems, work stoppages or any other reduction or disruption in output, they may be unable to meet our customers’ delivery schedules, which would result in lost revenue, additional product costs and deployment delays that could harm our business and customer relationships.

These contract manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. In addition, our orders may represent a relatively small percentage of the overall orders received by our contract manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority by one or more of our contract manufacturers in the event the contract manufacture is constrained in its ability to fulfill all of its customer obligations in a timely manner.

It is time consuming and costly to qualify and implement a contract manufacturer relationship. If we are required to change contract manufacturers, whether due to an interruption in their business, quality control problems or otherwise, or if we are required to add additional contract manufacturers, our ability to ship products to our customers could be delayed or otherwise adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs that could adversely affect our gross margin.

Furthermore, if our logistics provider incurs any interruptions, delays or problems in its business, our ability to ship our products in a timely and efficient manner would be impaired, which could harm our business and customer relationships and adversely affect our business, operating results and financial condition.

We may be adversely affected by fluctuations in currency exchange rates.

A portion of our sales are to countries outside of the United States, and are in currencies other than U.S. dollars, and therefore subject to foreign currency fluctuation. Accordingly, fluctuations in foreign currency rates could have a material impact on our revenue in future periods. We also have exposure to currency exchange rates as a result of the growth in our non-U.S. dollar denominated operating expense in Europe, Asia and Canada. We may in the future enter into foreign currency exchange forward contracts to reduce the impact of foreign currency fluctuations. Any such hedging programs, if implemented, would reduce the impact of currency exchange rate movements on certain transactions, but would not cover all foreign-denominated transactions and would not entirely eliminate the impact of fluctuations in exchange rates that could negatively affect our results of operations and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

Over the last several years, we derived a significant portion of our revenue from customers outside the United States, and we continue to expand our international operations. As of June 30, 2015, approximately 37% of our employees were located abroad, and we expect to continue to add personnel internationally. Any continued expansion into international markets will require significant resources and management attention and will subject us to additional regulatory, economic and political risks, and we cannot be sure that any further international expansion will be successful. Furthermore, in some countries, our success in selling our products and growing revenue will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of our products could impact our ability to maintain or increase international market demand for our products. In addition, many of the companies we compete against internationally have greater name recognition and a more substantial sales and marketing presence. Among the risks we believe are most likely to affect us with respect to our international operations are:

•	unexpected changes in regulatory requirements or in foreign policy, including adoption of domestic or foreign laws, regulations and interpretations detrimental to our business;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	reduced protection for intellectual property rights in some countries;

•	new and different sources of competition;

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	increased financial accounting and reporting burdens and complexities;

•	fluctuations in exchange rates;
•	political, social and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, and continued economic uncertainty as a result of sovereign debt issues in Europe and Latin America;

•	tariffs and trade barriers, import/export controls, and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	certification requirements;

•	potentially adverse tax consequences; and

•	local laws and practices that favor local companies, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations.

Our international operations are subject to increasingly complex foreign and U.S. laws and regulations, including but not limited to anti-corruption laws, such as the Foreign Corrupt Practices Act and the UK Bribery Act and equivalent laws in other jurisdictions, antitrust or competition laws, and data privacy laws, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our reputation, our international expansion efforts, our ability to attract and retain employees, our business, and our operating results. Additionally, the costs of complying with these laws, including the costs of investigations, auditing and monitoring, could also adversely affect our current or future business.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Product performance problems, including undetected errors in our hardware or software, could cause us to incur additional expenses and harm our business and reputation.

Our products are highly technical and complex and when deployed, they are critical to our customers. Our products have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by service providers. In particular, in a submarine cable network, any errors that are detected after deployment can be extremely costly and time consuming to correct. In addition, because we outsource the manufacturing of certain components of our products, we may also be subject to product performance problems as a result of the acts or omissions of third parties. Any errors or defects discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our system integrators or distributors. Our contracts with customers generally contain provisions relating to warranty disclaimers and liability limitations, which may be ineffective, and provisions requiring us to indemnify our customers for product failures. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention away from the business and adversely affect the market’s perception of us and our solutions. In addition, if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our operating results and financial condition could be adversely impacted.

If we fail to adequately expand our direct sales force with qualified and productive personnel, we may not be able to grow our business effectively.

We primarily sell our products through our direct sales force. To grow our business, we intend to focus on growing our customer base for the foreseeable future. Our ability to add customers and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force and on their ability to productively sell our products. Identifying and recruiting qualified personnel and training them in the use of our solutions require significant time, expense and attention. The amount of time it takes for our sales representatives to be fully trained and to become productive varies widely. If our sales organization does not perform as expected, our revenue could suffer. In addition, if we are unable to hire, develop and retain talented sales personnel, if our sales force becomes less efficient as it grows or if new sales representatives are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to grow our customer base and revenue and our sales and marketing expenses may increase.

We might not be able to continue as a going concern absent our ability to raise additional equity or debt capital.

Our report from our independent registered public accounting firm for the fiscal year ended September 30, 2014 states that our recurring losses raise substantial doubt about our ability to continue as a going concern. This report, dated August 28, 2015, does not take into account any proceeds we will receive in this proposed offering or our ability to draw down amounts under our line of credit. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to complete this offering, enabling us to fund our expansion plans and realize our business objectives. We have had recurring operating losses and negative cash flows from operations since inception, and we expect to continue to generate operating losses and consume significant cash resources for the foreseeable future. If we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue substantially to achieve and sustain profitability, we may not be able to continue as a going concern.

Our customers include departments and agencies of the U.S. and international governments. To the extent those relationships are not positively maintained or such contracts are not renewed or extended, it could have a material adverse effect on our business.

We have in the past and may in the future sell our solutions to various departments and agencies of the U.S. and international governments. The revenue associated with these customers may be significant in any given period. Future general political and economic conditions, which cannot be accurately predicted, may directly and indirectly affect the quantity and allocation of expenditures by these federal or international departments and agencies. Any reductions or reallocations in the budgets for these government entities could have a material adverse impact on our results of operations. Obtaining government contracts may also involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development, price negotiations and milestone requirements. If our relationships with these governmental customers deteriorates, if we were to lose one or more of these customers or if we are subject to unanticipated changes or delays in contract performance with these customers, it could have a material adverse effect on our business and results of operations.

We may not be able to attract and retain the highly skilled personnel that we need to support our business.

Our future depends, in part, on our ability to attract and retain key personnel, including the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. Our industry has experienced periods of intense competition for highly skilled technical personnel. During such periods it may be difficult to identify and hire qualified personnel in many critical areas of our business. Further, we may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our current management team or our employees, we could incur significant expenses replacing employees and the quality of our products and services and our ability to provide such products and services could be impaired, resulting in a material adverse effect on our business.

If we fail to manage future growth effectively, our business could be harmed.

We have expanded our operations significantly since inception and anticipate that further expansion will be required. The growth of our business has placed significant demands on our management, as well as our financial and operational resources. If we do not effectively manage our future growth, the efficiency of our operations and the quality of our products could suffer, which could adversely affect our business and operating results. To effectively manage this growth, we will need to continue to:

•	implement appropriate operational, financial and management controls, systems and procedures, including continued implementation of our enterprise-wide financial system;

•	expand our sales, marketing and distribution infrastructure and capabilities; and

•	provide adequate training and supervision to maintain high quality standards.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our results of operations, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental or worker health and safety laws.

Examples of these laws and regulations include the European Union, or EU, Restrictions of Hazardous Substances Directive, or the RoHS Directive, and the EU Waste Electrical and Electronic Equipment Directive, or the WEEE Directive, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States. The RoHS Directive and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. If we fail to comply with these directives, we may suffer a loss of revenue, be unable to sell our products in certain markets and countries, be subject to penalties and fines or suffer a competitive disadvantage. In addition, the scope of any new legislation with respect to currently unregulated substances is uncertain. Costs to comply with WEEE or RoHS related legislation or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. The costs to comply with current and future environmental and worker health and safety laws may have a material adverse effect on our results of operations, expenses and financial condition.

We are subject to government regulations that could adversely impact our business.

We are subject to export control laws that limit which products we sell and where and to whom we sell our products. U.S. export control laws also limit our ability to conduct product development activities in certain countries. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in import and export regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the import and export of our products to certain countries altogether. Any change in import and export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In addition, our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. Failure to comply with these and similar laws on a timely basis, or at all, decreased use of our products or any limitation on our ability to export or sell our products would adversely affect our business, financial condition and operating results.

In addition, the Federal Communications Commission, or FCC, has jurisdiction over the entire U.S. communications industry and, as a result, our products and our U.S. customers are subject to FCC rules and regulations. Current and future FCC regulations affecting communications services, our products or our customers’ businesses could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international customers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders. Further, we may not be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business. Any failure to obtain such approvals could harm our business and operating results.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials. Since our supply chain is complex, we may not be able to sufficiently verify the origins for the minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. If we are unable to satisfy customers who require that all of the components of our products are certified as conflict mineral free, these customers may discontinue or materially reduce purchases of our products, which could harm our business, results of operations and financial condition.

If we are not able to integrate future acquisitions successfully, our operating results and prospects could be harmed.

We have made strategic acquisitions of businesses, technologies and other assets in the past, and may continue to make acquisitions in the future. The success of our acquisitions will depend on our ability to identify, negotiate, complete and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. If we finance an acquisition with debt financing, we will incur interest expense and may have to comply with financing covenants or secure that debt obligation with our assets. Further, mergers and acquisitions are inherently risky, and any mergers and acquisitions we complete may not be successful. Any mergers and acquisitions we do would involve numerous risks, including the following:

•	difficulties in integrating and managing the operations, technologies and products of the companies we acquire;

•	diversion of our management’s attention from normal daily operations of our business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire;

•	challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with U.S. generally accepted accounting principles;

•	impairment of goodwill or other intangible assets such as trademarks or other intellectual property arising from acquisitions;

•	insufficient revenue to offset our increased expenses associated with acquisitions;

•	our responsibility for the liabilities of the businesses we acquire;

•	failure of the acquired company to achieve anticipated revenue;

•	our inability to maintain internal standards, controls, procedures and policies; and

•	potential loss of key employees of the companies we acquire.

Security incidents, such as data breaches and cyber-attacks, could compromise our intellectual property and proprietary or confidential information and cause significant damage to our business and reputation.

In the ordinary course of our business, we maintain sensitive data on our networks, including data related to our intellectual property and data related to our business and that of our customers and business partners that is considered proprietary or confidential information. We believe that companies in the technology industry have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access. While the secure maintenance of this information is critical to our business and reputation, our network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions. It may be difficult to anticipate or immediately detect such security incidents or data breaches and the damage caused as a result. Accordingly, a data breach, cyber-attack, or unauthorized access or disclosure of our information could compromise our intellectual property and reveal proprietary or confidential business information. In addition, these security incidents could also cause us to incur significant remediation costs and expenses, disrupt key business operations, subject us to liability and divert attention of management and key information technology resources, any of which could cause significant harm to our business and reputation.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and financial condition.

Natural disasters, terrorist attacks or other catastrophic events could harm our operations.

A terrorist attack aimed at our nation’s energy or telecommunications infrastructure could hinder or delay the development and sale of our products. In the event that an earthquake, terrorist attack or other man-made or natural catastrophe were to destroy any part of our facilities, or certain of our contract manufacturers’ facilities, destroy or disrupt vital infrastructure systems or interrupt our operations for any extended period of time, our business, financial condition and operating results would be harmed.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 and Section 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income, and tax credits to offset tax. Although we do not expect to undergo an ownership change in connection with this offering, we may experience an ownership change in the future, and our ability to utilize our NOLs and tax credits could be further limited by Section 382 and Section 383 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 and Section 383 of the Code. Our net operating losses and tax credits could also be impaired under state laws. As a result, we might not be able to utilize a material portion of our state NOLs and tax credits.

Risks Related to our Intellectual Property

If we fail to protect our intellectual property rights, our competitive position could be harmed or we could incur significant expense to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. This is likely to become an increasingly important issue as we expand our operations and product development into countries that provide a lower level of intellectual property protection. In addition, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with a competitive advantage, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future.

Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult, time consuming and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of the proprietary rights of others. Such litigation, whether or not resolved in our favor, could result in substantial cost and diversion of management resources, either of which could harm our business, financial condition and operating results. Such litigation could also provoke third parties to assert counterclaims against us, which could result in our need to license our intellectual property to competitors. An adverse decision in such litigation could result in the impairment or loss of portions of our intellectual property, and could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property could harm our business.

Our industry is characterized by the existence of a large number of patents. In particular, many leading companies in the optical networking industry, including our competitors, have extensive patent portfolios with respect to optical communications technology. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps in patented technology occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to our business or seek to invalidate the proprietary rights that we hold. Competitors may assert claims or initiate litigation or other proceedings against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights, or seeking to invalidate our proprietary rights, with respect to our products and technology. In the event that we are unsuccessful in defending against any such claims, or any resulting lawsuit or proceedings, we could incur liability for damages and/or have valuable proprietary rights invalidated.

Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering a particular product. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful. Any of these events could harm our business, financial condition and operating results. Competitors and other third parties have and may continue to assert infringement claims against our customers and sales partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and sales partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or sales partners, which could have an adverse effect on our business, financial condition and operating results.

If we are unable to protect the confidentiality of our unpatented proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We generally seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

We rely on the availability of licenses for intellectual property from third parties, and if these licenses are not available to us on commercially reasonable terms, product sales and development may be delayed.

We depend on an exclusive license to certain patents and patent applications owned by the Regents of the University of Michigan for use in the telecommunications, data communications, computer and data processing industries. This license is revocable in the event that we cease to do business, fail to make the royalty payments due thereunder or commit a material breach of the agreement that is not cured within 60 days of receiving written notice thereof. In such an event, our ability to compete in the market may be diminished.

We also incorporate certain other third-party technologies, including software programs, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases or be unable to make changes to our products until alternative technology can be identified, licensed or developed, and integrated into our current products. These delays or an inability to make changes to our products, if they occur, could materially and adversely affect our business, operating results and financial condition. The inability to obtain certain licenses to third-party technology, or litigation regarding the interpretation or enforcement of license agreements and related intellectual property issues, could harm our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, including the risk factors described in this section of the prospectus, and other factors beyond our control. Furthermore, our common stock has no prior trading history, and the trading prices of the securities of technology companies have been highly volatile. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or agreements by us or by our competitors;

•	the gain or loss of customers;

•	any major changes in our board of directors or senior management;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	sales of our common stock by our directors and executive officers or other sales of large blocks of our common stock;

•	threatened or actual litigation;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by security analysis;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources.

Our securities have no prior market and our stock price may decline after the offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we intend to apply to have our common stock listed on The NASDAQ Global Market, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of June 30, 2015, upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Needham & Company, LLC may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, additional shares will be eligible for sale in the public market, many of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the shares subject to outstanding warrants, the shares that are subject to outstanding options and the shares reserved for future issuance under our 2011 Stock Plan, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

Some of our existing stockholders have contractual demand or piggyback rights to require us to register with the SEC up to 298,589,827 shares of our common stock. If we register these shares of common stock following the expiration of the lock-up agreements, the stockholders would be able to sell those shares freely in the public market. See “Description of Capital Stock—Registration Rights.”

After this offering, we intend to register approximately              shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

Insiders will continue to have substantial control over us after this offering, which may limit our stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and delay or prevent a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Principal Stockholders.”

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our stock option plans or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity or convertible debt securities. Any issuance of shares in connection with our acquisitions or otherwise or the exercise of stock options issued in connection with our acquisitions would dilute the percentage ownership held by the investors who purchase our shares in this offering.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $             a share, based on an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover of this prospectus. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their over-allotment option, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, you will experience additional dilution.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for the fiscal year ending September 30, 2017, provide a management report on our internal controls over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing our internal controls over financial reporting required to comply with this obligation, which will be time consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, see the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.” In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly-created directorships, may be filled by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. In addition, our credit facilities currently restrict our ability to pay cash dividends while these facilities remain outstanding. For more information, see the section titled “Dividend Policy.” Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies, and we may use a portion of the net proceeds to repay our term loan and credit facility. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Global Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-

consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make our common stock less attractive to investors.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. We are also only providing two years of selected financial data instead of the five years of selected financial data required for companies that do not qualify for emerging growth company status. In addition, for so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to stockholder advisory votes, such as “say on pay” and “say on frequency.”

Because of these exemptions and the other reduced disclosure obligations for emerging growth companies set forth elsewhere in this prospectus, our stock may appear less attractive to investors and could cause our stock price to decline.

Although we intend to rely on certain of the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. Also, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will be deemed a large accelerated filer on the first day of the fiscal year after the market value of our common equity held by non-affiliates exceeds $700 million, measured on March 31. If investors find our common stock less attractive as a result of our reliance on certain of the JOBS Act exemptions, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period. Therefore, we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” or “would” or the negative of these terms or similar expressions. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

•	The advantages of our technology and products as compared to the advantages of others;

•	Our ability to grow our revenue and improve our gross margins;

•	Our expectations regarding revenue from turnkey solutions;

•	Anticipated trends and challenges in our business and the markets in which we operate;

•	Our ability to address market needs or develop new or enhanced products to meet those needs;

•	Our ability to attract new customers;

•	Expected adoption of our optical networking products and services, and our ability to efficiently upgrade such systems;

•	Our ability to compete in our industry;

•	Our ability to hire and retain necessary employees and appropriately staff our development programs;

•	Our research and development activities and projected expenditures, including the number of products we pursue;

•	Our estimates regarding anticipated operating performance, future revenue, our capital requirements and our needs for additional financing;

•	Our ability to protect our confidential information and intellectual property rights;

•	Our ability to expand into new markets;

•	Our estimates of future performance;

•	Future regulatory changes impacting our industry; and

•	Our expectations regarding the use of proceeds from this offering.

There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, which does not extend to initial public offerings. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including other industry publications, surveys, forecasts and our internal research), and on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections, assumptions and estimates included in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $            , based upon an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $            . A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $             million, assuming an initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The principal reasons for this offering are to provide working capital, increase our visibility in the market place and create a public market for our common stock.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance our expected growth, develop new products or fund capital expenditures. We may also use a portion of the net proceeds to repay borrowings under our credit facility or term loan, or to expand our existing business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Other Obligations” for a description of our term loan and credit facility, which we may choose to repay with the net proceeds of this offering.

Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Neither Delaware law nor our amended and restated certificate of incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends for the foreseeable future. In addition, the terms of our credit facilities currently prohibit us from paying cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015:

•	On an actual basis;

•	On a pro forma basis to give effect to (i) the conversion of our outstanding convertible promissory notes and demand notes into 114,679,639 shares of our Series E-3 preferred stock and the increase in the number of our authorized common stock to 395,000,000 on August 25, 2015; (ii) the issuance of 3,116,801 shares of our common stock upon the exercise in September 2015 of outstanding warrants; and (iii) the automatic conversion of all of our outstanding convertible preferred stock, including our Series E-3 preferred stock, into 264,523,414 shares of common stock upon the completion of this offering; and

•	On a pro forma as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read the information in this table together with our financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2015
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
Cash and cash equivalents	$1,196	$1,227	$

Current and long-term debt	$40,400	$6,632	$

Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.001, 165,000,000 shares authorized and 149,843,775 shares outstanding, actual; no shares authorized and outstanding, pro forma; no shares authorized and outstanding, pro forma as adjusted	151	—
Common stock, par value $0.001, 275,000,000 shares authorized, 47,216,808 shares issued and outstanding, actual; 395,000,000 authorized, 314,857,023 issued and outstanding, pro forma; issued and outstanding, pro forma as adjusted	47	316
Additional paid-in capital	350,343	387,985
Accumulated other comprehensive loss	(274)	(274)
Accumulated deficit	(378,129)	(378,129)

Total stockholders’ equity (deficit)	(27,862)	9,898

Total capitalization	$12,538	$16,530	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders’ (deficit) equity by approximately $             million, assuming an initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding actual, pro forma and pro forma as adjusted in the table above does not include the following shares:

•	21,753,758 shares issuable upon the exercise of options outstanding as of June 30, 2015, having a weighted average exercise price of $0.0775 per share;

•	1,752,838 shares issuable upon the exercise of warrants outstanding as of June 30, 2015, having a weighted average exercise price of $0.9699 per share;

•	4,121,264 additional shares available after June 30, 2015 for future grant under our 2011 Stock Plan; and

•	shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Equity Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of June 30, 2015 was $2.1 million, or $0.01 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including shares of Series E-3 preferred stock issued upon the conversion of our outstanding convertible promissory notes and demand notes on August 25, 2015, shares of common stock issued upon the exercise in September 2015 of outstanding warrants and the conversion of all outstanding shares of our preferred stock upon the completion of this offering.

After giving effect to the sale of the             shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of our common stock at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2015, before giving effect to this offering	$

Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2015 and after giving effect to the offering, based on an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	$100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

If all our outstanding options and warrants had been exercised, the pro forma net tangible book value as of June 30, 2015 would have been $3.6 million, or $0.01 per share, and the pro forma net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended September 30, 2013 and 2014 and the selected consolidated balance sheet data as of September 30, 2013 and 2014 have been derived from our audited consolidated financial statements, which have been audited by Grant Thornton LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended June 30, 2014 and 2015, and the selected consolidated balance sheet data as of June 30, 2015, are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in the future, and our results for any interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

	Fiscal Year Ended September 30,		Nine Months Ended June 30,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Products	$27,121	$19,838	$14,603	$39,846
Services	4,796	5,160	3,918	3,806

Total revenue	31,917	24,998	18,521	43,652

Cost of revenue:
Products	24,542	14,242	8,878	32,945
Services	1,569	2,323	1,726	1,726

Total cost of revenue	26,111	16,565	10,604	34,671

Gross profit	5,806	8,433	7,917	8,981

Operating expenses:
Sales and marketing	6,346	5,059	3,969	3,214
Research and development	13,110	11,140	8,315	8,198
General and administrative	8,190	5,903	4,565	4,487
Goodwill impairment charge	—	9,019	—	—

Total operating expenses	27,646	31,121	16,849	15,899

Operating loss	(21,840)	(22,688)	(8,932)	(6,918)

Other income (expense), net	(2,757)	(3,303)	(2,094)	(3,121)
Loss from continuing operations before provision for income taxes	(24,597)	(25,991)	(11,026)	(10,039)
Income tax provision	(5)	(119)	(87)	(37)

Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)

Preferred dividend	(13,384)	(13,384)	(10,011)	(10,011)

Net loss available to common stockholders	(37,986)	(39,494)	(21,124)	(20,087)

Loss per common share – basic and diluted	(0.80)	(0.84)	(0.45)	(0.43)

Weighted average shares – basic and diluted	47,448,708	47,177,671	47,176,756	47,200,798

Pro forma net loss attributable to common stockholders (unaudited)		$(24,492)		$(8,716)

Pro forma net loss per common share – basic and diluted (unaudited)		$(0.08)		$(0.03)

Weighted average pro forma common shares outstanding – basic and diluted (unaudited)		289,824,215		309,356,351

	As of September 30,		As of June 30, 2015
	2013	2014
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,489	$1,920	$1,196
Working capital(1)	(17,008)	(24,735)	(35,458)
Total assets	54,719	34,910	34,501
Current and long-term debt	32,238	39,611	40,400
Convertible preferred stock	151	151	151
Common stock	47	47	47
Paid-in capital	350,017	350,053	350,343
Accumulated deficit	(341,943)	(368,053)	(378,129)

	Fiscal Year Ended September 30,		Nine Months Ended June 30, 2015
	2013	2014
	(In thousands)
Consolidated Cash Flow Data:
Cash used in operating activities	$(20,193)	$(9,278)	$(1,278)
Cash provided by (used in) investing activities	(91)	1,285	(488)
Cash provided by financing activities	18,273	7,120	901

(1)	Working capital of $(17,008), $(27,735) and $(35,458) as of September 30, 2013 and 2014 and June 30, 2015, respectively, include $24,204, $31,123 and $37,356 of current liabilities as of each respective date related to our outstanding convertible promissory notes and demand notes, which notes converted into shares of our Series E-3 preferred stock on August 25, 2015. Excluding the current liabilities related to the notes as of each such date, working capital would have been $7,397, $6,388 and $1,898, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read with “Selected Consolidated Financial Data” and our audited financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading provider of high-capacity, cost-effective optical transport solutions, supporting the high growth in global demand for bandwidth. We sell our high-capacity optical transport solutions to telecommunications service providers, content service providers, enterprises and government entities worldwide to support their deployments of long-haul terrestrial and submarine optical cable networks. We believe that our proprietary Wise Raman optical amplification technology allows for capacity and reach performance advantages over competitive products that are based upon conventional EDFA technology.

We believe that we differentiate ourselves from our competitors through our innovative, proprietary products and our industry-leading cost-efficient operating structure. We have developed a portfolio of intellectual property with more than 180 U.S. and foreign patents and patent applications. We have operations in the United States and the United Kingdom, with an engineering team that includes industry-recognized technical experts. Our first commercial deployment was a terrestrial network in May 2004, which at 1,760 kilometers, or km, was the highest capacity and longest all-optical link in Europe at the time. We have deployed our products in 60 countries across five continents. Our revenue in a particular period is significantly impacted by several factors, including large purchases by customers and the timing of revenue recognition in relation to the shipment of products. Our focus on operational efficiency allows us to provide global reach to our customers and still maintain cost efficiencies and pricing discipline that we believe provide us with an advantage over our competitors. In particular, we emphasize upfront planning of network design to ensure compatibility with our existing solutions and product management software and to minimize product maintenance costs post-deployment.

Our customer base varies from period to period based on the mixture and timing of the solutions that we sell. Given the scale of the deployments, we typically deploy our solutions with our customers over multiple years. We provided solutions to more than 15 customers in the fiscal years ended September 30, 2013 and 2014, and more than 20 customers during the nine months ended June 30, 2015, for projects of varying sizes that included sales of our products and turnkey solutions. For the fiscal years ended September 30, 2013 and 2014, 76.9% of our revenue was generated by eight customers and 88.7% of our revenue was generated by six customers, respectively, and for the nine months ended June 30, 2015, 96.0% of our revenue was generated from six customers.

We operate an outsourced manufacturing business model that utilizes third-party, or contract manufacturer, assembly and test capabilities. Our operational efficiency is enhanced through effective supply chain management and our variable-cost outsourced contract manufacturing model. We provide our own engineering design services, design our own test procedures and software and maintain critical optical supply relationships. We maintain a warranty liability for our products but our contract manufacturers provide service support for equipment malfunctions. We purchase substantially all of our products from three contract manufacturers. In addition, in the provision of our turnkey solutions, we purchase cable, marine operations and other ancillary products from third-party partners.

Key Trends

We believe several key trends are currently impacting the optical networking industry and our business. These trends include (1) the growth in bandwidth-intensive data services, (2) price erosion in traditional telecommunications services and (3) initiatives by content service providers, enterprises and government entities to address bandwidth requirements in the current environment. Rapidly growing demand for data traffic, such as on-demand, high definition video is reducing currently available network capacity. According to an analysis published by Cisco titled Visual Networking Index: Forecast and Methodology, 2014-2019 (May 27, 2015), monthly Internet Protocol, or IP, video traffic is forecast to grow at a compound annual growth rate, or CAGR, of 33% between 2014 and 2019 and to account for 80% of consumer traffic by 2019. As data traffic increases and available network capacity decreases, our customers will need to either add transmission capacity to existing optical networks or purchase and deploy new systems (on new or existing fibers) to keep pace with bandwidth demands. We believe that our ability to sell additional bandwidth capacity into existing networks, existing fiber and newly deployed fiber with our proprietary solutions addresses this trend. Additionally, general conditions in the telecommunications industry have created significant price pressures for telecommunications service providers in recent years. As a result, such providers are looking for ways to effectively compete in the market and maintain quality service without investing significant capital in new or upgraded networks. Our solutions allow telecommunication service providers to substantially improve the capacity of existing fiber in a cost-effective manner. Finally, the increased demand for bandwidth combined with the telecommunications service providers’ challenges meeting such increased bandwidth demand has led to non-traditional providers entering the market and developing their own private network infrastructures. We believe that these new market entrants present a growing opportunity for us to deploy what we believe to be our industry-leading reach and capacity solutions into new optical networks.

Components of Operating Results

Revenue

We derive a substantial majority of our revenue from the sale of our products. We also generate revenue from the sales of support services related to our products. Products revenue represents sales of our long-haul products, which include sales of our turnkey solutions. Services revenue consists primarily of pre-and post-implementation services for customer networking needs, including training, network planning and monitoring, on-call support, hardware and software warranties and upgrade planning. We primarily sell our products through our direct sales force, and we expect to continue generating a significant majority of our revenue from direct sales in the future. We typically sell our products through third-party distributors only when logistics or local customs regulations make doing so more efficient. Our revenue may vary significantly from period to period as a result of fluctuations in the timing of customer orders and revenue recognition in relation to the shipment of products.

We have one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, we are considered a single reporting segment and operating unit structure.

We expect future products revenue to benefit from increasing network requirements for data capacity and the corresponding demand for customers to transition to more efficient and economical network infrastructures. We anticipate that product revenue from our turnkey solutions will increase in the fiscal years ending September 30, 2016 and 2017, as demand for these tailor-made solutions increases. In addition, we expect an increased need for our service support as certain of our past deployments come off warranty, therefore driving increases in service revenue.

Gross Profit

Our gross profit is affected by a variety of factors, including product mix and the average selling prices of our products. Product gross profit may be affected by increased sales of our lower-margin products; introduction of new products, including products with price-performance advantages; our ability to reduce production costs; entry into new markets, including markets with different pricing structures and cost structures, as a result of internal development or through acquisitions; or changes in distribution channels and price competition. Additionally, gross profit may be affected by the timing of revenue recognition and revenue deferrals; sales discounts; increases in material or labor costs; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; and the extent to which we successfully execute on our strategy and operating plans. Our turnkey solutions have lower margins, as we deploy third-party products and services to provide those solutions. We anticipate that turnkey solutions will represent a significant percentage of our product revenue in the fiscal years ending September 30, 2016 and 2017. Service gross profit may be impacted by various factors, such as the change in mix between various technical support services, in addition to the timing of technical support service contract initiations and renewals, including labor and partner costs.

Operating Expenses

Sales and Marketing

Sales and marketing expense primarily consists of salary and related benefit costs, including share-based compensation expense, sales commissions and marketing costs. We expect sales and marketing expense to increase in absolute dollars as we increase our sales, expand our sales resources and increase our marketing efforts. Sales commissions are adjusted based on annual sales forecasts to align commissions to target compensations. Marketing is primarily focused on industry related tradeshows, technical conferences and publications.

Research and Development

To date, research and development expense has been one of the largest components of our operating expense and primarily includes salaries, related benefit costs and share-based compensation expense for employees and consultants on our engineering and technical teams who are responsible for developing new products as well as improving existing products. We expense research and development costs as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe that they are essential to maintaining our competitive position. We have a baseline cost associated with supporting our product offerings, which we anticipate will increase significantly in absolute dollars in future periods due to development of additional features to improve our existing product platforms and the development of new products. We focus on market and customer requirements to drive research and development programs and thus believe that we can support significant revenue growth without proportional spending.

General and Administrative

General and administrative expense consists primarily of salary and related benefit costs, including share-based compensation expense and facilities costs related to our executive, finance, human resource and information technology organizations, and fees for professional services. Professional services principally consist of outside legal, audit and information technology consulting costs. We expect general and administrative expense to increase in absolute dollars but decrease as a percentage of revenue in the fiscal year ending September 30, 2015. Following this offering, we plan to hire additional personnel, make improvements to our accounting, information systems and compliance infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors’ and officers’ liability insurance and higher accounting, legal, insurance and investor relations costs.

Goodwill Impairment Charge

Goodwill impairment charge consists of a write-off of goodwill in accordance with applicable accounting guidance. This guidance provides that goodwill should be evaluated annually and impaired if impairment indicators exist, such as projected losses and negative cash flows from operations.

Other Income (expense), net

Other income (expense), net includes interest expense on our debt, interest income on our cash balances, and revaluation losses or gains on foreign currency transactions.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Note 2 to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the consolidated financial statements. Actual results could differ materially from the amounts reported based on these policies.

Emerging Growth Company Status

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

We recognize revenue from the sales of our products in accordance with the following criteria:

•	When persuasive evidence of an arrangement exists. Contracts and customer purchase orders are generally used to determine the existence of an arrangement.

•	When delivery has occurred. Shipping documents and customer acceptance, when applicable, are used to verify delivery.

•	When the fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

•	When collectability is reasonably assured. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

Multiple element transactions are a significant component of our sales. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element using the relative selling price allocation method, and revenue is recognized when the revenue recognition criteria for each element is met. The amount of products and services revenue recognized in a given period is affected by our judgment as to whether an arrangement includes multiple elements. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available, or our best estimated selling price, or BESP if neither VSOE nor TPE are available. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligation, or subject to customer-specific return or refund privileges. VSOE of selling price is used in the selling price allocation where it exists. However, in most instances, VSOE is unavailable for our products because the product solution delivered differs for each customer. Further, substantial majority of the selling prices of each deliverable in our product solution offerings has not been consistent, and do not fall within a reasonable narrow pricing range.

Recurring services revenue is deferred and recognized ratably over the period during which the services are to be performed, which typically is from one to three years. Non-recurring services revenue is recognized upon delivery or completion of performance. Changes to the elements in an arrangement could affect the timing of the revenue recognition.

For long-term arrangements in which we are required to undertake significant production, customization or modification engineering, and reasonable and reliable estimates of revenue and cost are available, we apply the percentage-of-completion method. Utilizing the percentage-of-completion method, we recognize revenue based on the ratio of actual costs incurred to-date to total estimated costs expected to be incurred. In instances that do not meet the percentage-of-completion method criteria, recognition of revenue is deferred until there are no uncertainties regarding customer acceptance. Unbilled accounts receivable, net, reflects recognized unbilled percentage-of-completion revenue. Deferred revenue reflects billings in excess of revenue recognized on these contracts. For the year ended September 30, 2014 and the nine months ended June 30, 2015, revenue recognized under the percentage-of-completion method was $0.3 million and $13.6 million, respectively.

Our total deferred revenue was $1.3 million, $3.0 million and $0.8 million for the fiscal years ended September 30, 2013 and 2014 and the nine months ended June 30, 2015, respectively.

Inventory Valuation

Our inventory, net, was $14.0 million, $9.4 million and $10.8 million as of September 30, 2013 and 2014 and June 30, 2015, respectively. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory obsolescence was $2.3 million, $1.1 million and $1.0 million for the fiscal years ended September 30, 2013 and 2014 and the nine months ended June 30, 2015, respectively. This provision for inventory obsolescence relates to inventory ordered in connection with potential customer orders that we ultimately did not receive and parts that have become obsolete over time due to minimum order quantities or excess purchases. This is typically due to products that we discontinue over time. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and gross margin could be adversely affected.

Warranty Costs

The liability for product warranties, included in other current liabilities, was $1.2 million, $1.0 million and $1.5 million as of September 30, 2013 and 2014 and June 30, 2015, respectively. Our products are generally covered by a limited warranty for periods ranging from one to five years. We accrue for warranty costs as part of our cost of sales based on associated material cost, technical support labor cost and associated other direct costs. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued was $0.5 million, $0.3 million and $0.8 million during the fiscal years ended September 30, 2013 and 2014 and the nine months ended June 30, 2015, respectively. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross profit could be adversely affected.

Share-Based Compensation Expense

Total share-based compensation expense is summarized as follows (in thousands):

	Fiscal Year Ended September 30,		Nine Months Ended June 30,
	2013	2014	2014	2015
Total share-based compensation expense	$44	$35	$27	$25

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the fair value of our common stock, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected volatility, expected life, risk-free interest rate and expected dividends. Our expected volatility is primarily based on comparable stock of competitive peer public companies. We utilize the comparable stock of competitive peer public companies because of our lack of history as a non-public entity. The valuation of our stock options is also impacted by the actual and projected employee stock option exercise behaviors. When establishing the expected life assumptions, we use historical employee exercise behavior of option grants with similar vesting periods.

Since share-based compensation expense recognized in our consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced for forfeitures. If the business conditions under which we operate changes, we employ different assumptions in the application of our option-pricing model in future periods or we experience different forfeiture rates, the compensation expense that is derived may differ significantly from what we have recorded in the current year.

Recoverability of Long-Lived Assets

Goodwill

We test for impairment of goodwill at the reporting unit level. We have only one reporting unit, our consolidated results of operations, which is where discrete financial information is available and operating results are regularly reviewed by management. We assess the recoverability of the carrying value of our goodwill and indefinite-lived intangible assets annually during the fourth quarter of our fiscal year using June 30 balances or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Our estimate of fair value is determined using various valuation techniques including the market approach, with the primary technique being a discounted cash flow analysis. Recoverability of goodwill and other indefinite-lived intangible assets is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved. The use of a discounted cash flow valuation model is common practice in impairment testing in the absence of available transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, or WACC. The WACC considers market and industry data as well as company-specific risk factors in determining the appropriate discount rates to be used. The discount rate utilized is indicative of the return an investor would expect to receive for investing in our business. Management develops cash flow projections based on industry and company-specific historical and projected data, including growth rates. Terminal value rate is determined by capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. If the calculated fair value is less than the current carrying value, impairment may exist. If the recoverability test indicates potential impairment, we then calculate an implied fair value of goodwill. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination, that is, by allocating the estimated fair value as calculated in the recoverability test to the individual assets and liabilities as if being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill, there is no impairment. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. An impairment loss cannot exceed the carrying value of goodwill. Our evaluation of goodwill completed during the fiscal year ended September 30, 2014 resulted in an impairment write-off of $9.0 million of our goodwill balance.

Long-Lived Assets

We assess the recoverability of long-lived and amortizable intangible assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. Examples of a change in events or circumstances include, but are not limited to, a decrease in the market price of the asset, a history of cash flow losses related to the use of the asset or a significant adverse change in the extent or manner in which an asset is being used. To assess the recoverability of long-lived and amortizable intangible assets, we compare the carrying amount of the asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or asset group. Long-lived and amortizable intangible assets are tested for recognition and measurement of an impairment loss at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The development of future net undiscounted cash flow projections requires management projections related to sales and profitability trends and the remaining useful life of the asset. Projections of sales and profitability trends are the assumptions most sensitive and susceptible to change as they require significant management judgment. These projections are consistent with projections we use to manage our operations internally. When impairment is indicated, a discounted cash flow valuation model similar to that used to value goodwill, incorporating discount rates commensurate with risks associated with each asset, is used to determine the fair value of the asset to measure potential impairment. We believe the assumptions used are reflective of what a market participant would have used in calculating fair value. To the extent events or changes in circumstances result in adjusted assumptions, impairment losses may occur in future periods which may differ significantly from what we have recorded in the current year.

Income Taxes

We currently have net operating losses for which we have established reserves. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Valuation allowances have been established primarily on net operating loss carryforwards and other deferred tax assets in the United States, the United Kingdom and Canada. As of September 30, 2014, our federal net operating loss carryforward was $204.0 million, which will begin to expire in 2018.

We record accruals for income taxes and associated interest that may become payable in future years as a result of audits by tax authorities. We recognize tax benefits when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more-likely-than-not threshold are measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The actual outcome of the future tax consequence could differ from our estimate due to changes in future circumstances and may have a material impact on our consolidated results of operations, financial position or cash flows.

We have a valuation allowance for all of our deferred income tax assets and we know of no uncertainties related to income taxes.

Results of Operations

Selected Consolidated Statement of Operations Data:

	Fiscal Years Ended September 30,		Nine Months Ended June 30,
	2013	2014	2014	2015
	(In thousands)
Total revenue	$31,917	$24,998	$18,521	$43,652
By Type:
Products	27,121	19,838	14,603	39,846
Services	4,796	5,160	3,918	3,806
By Geography:
Americas	19,009	14,951	11,935	40,701
EMEA	5,347	7,778	4,585	2,489
APAC	7,561	2,269	2,001	462
Cost of Revenue	26,111	16,565	10,604	34,671
By Type:
Products	24,542	14,242	8,878	32,944
Services	1,569	2,323	1,726	1,727
Gross profit	5,806	8,433	7,917	8,981
Operating expenses:
Sales and marketing	6,346	5,059	3,969	3,214
Research and development	13,110	11,140	8,315	8,198
General and administrative	8,190	5,903	4,565	4,487
Goodwill impairment charge	—	9,019	—	—

Total operating expenses:	27,646	31,121	16,849	15,899

Other income (expense), net	(2,757)	(3,303)	(2,094)	(3,121)

Selected Consolidated Statement of Operations Data, as a Percentage of Total Revenue:

	Fiscal Years Ended September 30,		Nine Months Ended June 30,
	2013	2014	2014	2015
	(Percent of total revenue)
Total revenue	100.0%	100.0%	100.0%	100.0%
By Type:
Products	85.0%	79.4%	78.8%	91.3%
Services	15.0%	20.6%	21.2%	8.7%
By Geography:
Americas	59.6%	59.8%	64.4%	93.2%
EMEA	16.8%	31.1%	24.8%	5.7%
APAC	23.7%	9.1%	10.8%	1.1%
Cost of Revenue	81.8%	66.3%	57.3%	79.4%
By Type:
Products	76.9%	57.0%	47.9%	75.5%
Services	4.9%	9.3%	9.3%	4.0%
Gross profit	18.2%	33.7%	42.7%	20.6%
Operating expenses:
Sales and marketing	19.9%	20.2%	21.4%	7.4%
Research and development	41.1%	44.6%	44.9%	18.8%
General and administrative	25.7%	23.6%	24.6%	10.3%
Goodwill impairment charge	—	36.1%	—	—

Total operating expenses:	86.6%	124.5%	91.0%	36.4%

Other income (expense), net	(8.6%)	(13.2%)	(11.3%)	(7.15%)

Nine Months Ended June 30, 2015 Compared to Nine Months Ended June 30, 2014

Revenue

Total revenue for the nine months ended June 30, 2015 increased by $25.1 million, or 136%, to $43.7 million from $18.5 million for the nine months ended June 30, 2014. Product revenue increased by $25.2 million, or 173%, for the nine months ended June 30, 2015 from the nine months ended June 30, 2014, primarily driven by increased sales of our products as our customers continued to deploy our solutions to meet the growing demand for higher network capacity requirements, as well as an increase in demand for our turnkey solutions. Of the $25.2 million increase in products revenue, $12.4 million was attributable to sales of our turnkey solutions. Services revenue was relatively flat at $3.8 million for the nine months ended June 30, 2015, a decrease of $0.1 million, or 2.9%, from $3.9 million for the nine months ended June 30, 2014.

Cost of Revenue

Total cost of revenue for the nine months ended June 30, 2015 increased by $24.1 million, or 227%, to $34.7 million from $10.6 million for the nine months ended June 30, 2014. Product cost of revenue increased by $24.1 million, or 271%, for the nine months ended June 30, 2015. The increase in cost of sales was primarily due to increased demand for higher network capacity requirements, as well as increased demand for turnkey solutions. Of the $24.1 million increase in cost of sales, $12.2 million was attributable to our turnkey solutions. Service cost of revenue was $1.7 million for each of the nine months ended June 30, 2015 and 2014.

Gross Profit

Gross profit increased by $1.1 million, or 13%, to $9.0 million for the nine months ended June 30, 2015 from $7.9 million for the nine months ended June 30, 2014. Gross profit as a percentage of revenue for the nine months ended June 30, 2015 and 2014 was 20.6% and 42.7%, respectively. The decrease in gross profit as a percentage of revenue in 2015 as compared to 2014 was primarily driven by an increase in turnkey solution sales, which have a lower gross margin contribution rate than our other product offerings.

Operating Expenses

Research and Development

Research and development expense for the nine months ended June 30, 2015 was relatively flat at $8.2 million compared to $8.3 million for nine months ended June 30, 2014. As a percentage of revenue, research and development expense was approximately 18.8% and 44.9% for the nine months ended June 30, 2015 and 2014, respectively. The relatively flat research and development expense was primarily due to management’s maintenance of discipline on research and development and other discretionary spending.

Sales and Marketing

Sales and marketing expenses decreased by $0.8 million, or 19.0%, to $3.2 million for the nine months ended June 30, 2015 from $4.0 million for the nine months ended June 30, 2014. As a percentage of revenue, sales and marketing expenses were approximately 7.4% and 21.4% for the nine months ended June 30, 2015 and 2014, respectively. The decrease in sales and marketing expenses was primarily due to the reduction of commission costs, as there were high turnkey solution sales, on which we pay lower commissions, during the nine months ended June 30, 2015 compared to the nine months ended June 30, 2014.

General and Administrative

General and administrative expenses for the nine months ended June 30, 2015 were relatively flat at $4.5 million compared to $4.6 million for the nine months ended June 30, 2014. As a percentage of revenue, general and administrative expenses were 10.3% and 24.6% for the nine months ended June 30, 2015 and 2014, respectively.

Other Income (Expense), Net

Other expense increased by $1.0 million, or 49.0%, to $3.1 million for the nine months ended June 30, 2015 from $2.1 million for the nine months ended June 30, 2014. The nine months ended June 30, 2014 benefited from $1.4 million of other income from the sale of intangibles. Interest expense in the nine months ended June 30, 2015 decreased $0.4 million compared to the nine months ended June 30, 2014.

Fiscal Year Ended September 30, 2014 Compared with Fiscal Year Ended September 30, 2013

Revenue

Total revenue for the year ended September 30, 2014 decreased by $6.9 million, or 21.7%, to $25.0 million from $31.9 million compared to the year ended September 30, 2013. The decrease was primarily driven by decreased sales of our products due to delays from our customers who did not add capacity to existing networks as quickly as anticipated. The decrease in product revenue was partially offset by a 7.6% increase in services revenue to $5.2 million for the year ended September 30, 2014 from $4.8 million for the year ended September 30, 2013. An increased need for our service support as some of our past deployments came off warranty drove the increase in service revenue.

Cost of Revenue

Total cost of revenue for the year ended September 30, 2014 decreased by $9.5 million, or 36.6%, to $16.5 million from $26.1 million for the year ended September 30, 2013. Product cost of revenue decreased by $10.3 million, or 42.0%, for the year ended September 30, 2014, primarily driven by decreased sales of products due to customer delays in adding capacity to existing networks. Service cost of revenue increased by $0.8 million, or 48.1%, to $2.3 million from $1.6 million for the year ended September 30, 2013, driven by increased demand for service and support as past deployments came off warranty.

Gross Profit

Gross profit increased by $2.6 million, or 45%, for the year ended September 30, 2014 as compared to the year ended September 30, 2013. Gross profit as a percentage of revenue for the years ended September 30, 2014 and 2013 was 33.7% and 18.2%, respectively. The increase in gross profit as a percentage of revenue for the year ended September 30, 2014 as compared to the year ended September 30, 2013 was primarily driven by product mix. Also, the absence of inventory obsolescence in fiscal 2014 compared to $2.3 million of inventory obsolescence in fiscal 2013 contributed to the higher gross profit.

Operating Expense

Research and Development

Research and development expense for the year ended September 30, 2014 decreased by $2.0 million, or 15%, to $11.1 million from $13.1 million for the year ended September 30, 2013. As a percentage of revenue, research and development expense was approximately 44.6% and 41.1% for the years ended September 30, 2014 and 2013, respectively. The decrease in research and development expense was primarily due to management’s maintenance of discipline on research and development and other discretionary spending.

Sales and Marketing

Sales and marketing expenses decreased by $1.2 million, or 20.3%, to $5.1 million for the year ended September 30, 2014 from $6.3 million for the year ended September 30, 2013. As a percentage of revenue, sales and marketing expenses were approximately 20.2% and 19.9% for the years ended September 30, 2014 and 2013, respectively. The decrease in sales and marketing expenses was primarily due to the reduction of commission costs as there were less commissionable sales during the year ended September 30, 2014 as compared to the year ended September 30, 2013.

General and Administrative

General and administrative expenses decreased by $2.3 million, or 27.9%, to $5.9 million for the year ended September 30, 2014 from $8.2 million for the year ended September 30, 2013. As a percentage of revenue, general and administrative expenses were 23.6% and 25.7% for the years ended September 30, 2014 and 2013, respectively. The decrease in general and administrative expense was primarily due to the reductions in executive compensation resulting from personnel departures in 2013 and the sale of our Taiwan Subsidiary in 2013.

Goodwill Impairment Charge

Because of the existence of impairment indicators, such as our continued losses and negative cash flows from operations, we tested our goodwill balance for impairment as of June 30, 2014, the measurement date. We determined the carrying value of the goodwill exceeded its fair value at the measurement date. Accordingly, we recognized a $9.0 million goodwill impairment charge as of September 30, 2014. There was no tax benefit associated with this impairment charge.

Other Income (Expense), Net

Other income (expense), net increased by $0.5 million, or 19.8%, from $3.3 million of net expense for the year ended September 30, 2014 to $2.8 million of net expense for the year ended September 30, 2013. The increase for the year ended September 30, 2014 was primarily due to an increase in interest expense of $1.5 million for the year ended September 30, 2014 associated with an increase in our average debt balance, which was partially offset by income of $1.1 million from the sale of our discontinued business unit patents to a third-party buyer in the year ended September 30, 2014.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly consolidated statements of operations data for our seven most recently completed fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. Historical results are not necessarily indicative of the results to be expected in future periods, and these quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
	(in thousands)
Revenue	$1,567	$5,762	$11,192	$6,477	$13,365	$14,117	$16,170
Gross profit	456	1,601	5,859	517	3,579	4,314	1,088
Operating expenses	5788	5,551	5,511	14,271	5,561	5,166	5,172
Net income (loss) from continuing operations	(6,224)	(5,280)	390	(14,996)	(3,244)	(2,221)	(4,611)

Variability of Quarterly Results

Our operating results fluctuate from quarter to quarter as a result of a variety of factors, many of which are outside of our control. These factors can include fluctuations in demand for our solutions, reductions in customers’ budgets for purchase and delays in their purchasing cycles, order cancellations, reductions or delays, the timeliness of our customers’ payments and general economic conditions. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations with respect to long-term future revenue and global customers. As a result, our historical results should not be considered a reliable indicator of our future results of operations. For additional information on matters that may affect our quarterly results, see the section titled “Risk Factors—Our operating results may fluctuate significantly from period to period, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.”

Liquidity and Capital Resources

We have incurred net losses since our inception. For the fiscal years ended September 30, 2013 and 2014 and for the nine months ended June 30, 2015, we had a net loss of $24.6 million, $26.1 million and $10.1 million, respectively, and we expect to incur additional losses for at least the current fiscal year. As of June 30, 2015, we had an accumulated deficit of $378.1 million. Our primary sources of liquidity are private sales of equity and borrowings from investors and financial institutions which supplement cash from operations. In addition, we have a $12.5 million revolving credit facility that we utilize for working capital needs and to satisfy other contractual obligations and at June 30, 2015, under the terms of the agreement we could have borrowed $4.47 million based on our available collateral. As of June 30, 2015, we had $1.2 million of cash and cash equivalents, excluding $1.3 million of restricted cash, and $40.4 million of debt.

Upon the completion of this offering, we believe that we will have the available resources to meet our liquidity requirements, including debt service, for the next twelve months. If our cash flow from operations is insufficient to fund our debt service and other obligations, we may be required to use other means available to us such as (increasing our borrowings, reducing or delaying capital expenditures), seeking additional capital or seeking to restructure or refinance our indebtedness. There can be no assurance that we will be able to generate sufficient cash flows to meet our liquidity requirements, or that we will be able to maintain our ability to borrow under our revolving credit facility.

	For the Fiscal Year Ended September 30,		For the Nine Months Ended June 30,
	2013	2014	2014	2015
	(In thousands)
Cash used in operating activities	$(20,193)	$(9,278)	$(11,434)	$(1,278)
Cash provided by (used in) investing activities	(91)	1,285	1,492	(488)
Cash provided by financing activities	18,273	7,120	7,876	901
Working capital changes	(30,766)	(7,727)	(8,160)	(10,723)

Cash Flows

Cash and cash equivalents as of September 30, 2014 were $1.9 million, which was a decrease of $0.6 million from September 30, 2013. Cash and cash equivalents as of June 30, 2015 were $1.2 million, which was an increase of $0.6 million from June 30, 2014.

Net Cash Used in Operating Activities

Cash flow used in operating activities decreased $10.1 million to a cash outflow of $1.3 million for nine months ended June 30, 2015 compared to a cash outflow of $11.4 million for the nine months ended June 30, 2014. The decrease in operating cash outflows was primarily due to stronger revenue performance leading to a reduced net loss and the conversion of $10.7 million in working capital to cash. Net loss decreased to $10.1 million during the nine months ended June 30, 2015 compared with $11.1 million for the nine months ended June 30, 2014.

Cash flow used in operating activities decreased $10.9 million to a cash outflow of $9.3 million for the fiscal year ended September 30, 2014 from a cash outflow of $20.2 million for the fiscal year ended September 30,

2013. The decrease in operating cash flow used was favorably impacted by the conversion of $7.7 million in working capital to cash. Net loss increased to $26.1 million during the fiscal year ended September 30, 2014 compared with $24.6 million for the fiscal year ended September 30, 2013.

Net Cash Provided by/Used in Investing Activities

Net cash from investing activities increased to a cash outflow of $0.5 million during the nine months ended June 30, 2015 compared to a cash inflow of $1.5 million during the nine months ended June 30, 2014. Net cash used in investing activities increased primarily due to an increase in capital expenses of $0.7 million and the absence of cash proceeds of $1.4 million from the sale of intangibles in 2014.

Net cash from investing activities increased to a cash inflow of $1.3 million for the fiscal year ended September 30, 2014 from a cash outflow of $0.1 million for the fiscal year ended September 30, 2013. Net cash provided by investing activities increased primarily due to the sale of certain business patents to a third-party buyer in the year ended September 30, 2014.

Our cash outflow for capital expenditures was $1.8 million, $0.6 million and $0.9 million for the fiscal years ended September 30, 2013 and 2014, and the nine months ended June 30, 2015, respectively. Capital expenditures were primarily related to major replacements of equipment and various investments to reduce future operating costs.

Net Cash Provided by/Used in Financing Activities

Net cash from financing activities decreased to a cash inflow of $0.9 million for the nine months ended June 30, 2015 compared to a cash inflow of $7.9 million during the nine months ended June 30, 2014. The decrease was primarily due to a net change of $16.3 million of debt repayment during the nine months ended June 30, 2015 partially offset by new borrowings of $9.3 million.

Net cash from financing activities decreased to a cash inflow of $7.1 million for the fiscal year ended September 30, 2014 compared to a cash inflow of $18.3 million for the fiscal year ended September 30, 2013. The decrease primarily relates to reductions in new borrowings of $23.3 million, and the net repayments of debt of $12.2 million in the fiscal year ended September 30, 2014 as compared to the fiscal year ended September 30, 2013.

Debt and Other Obligations

Long-term debt consists of the following:

	As of September 30,		June 30, 2015
	2013	2014
	(In thousands)
Demand loan	$—	$2,000	$6,800
Bridge loan	23,869	26,969	26,969
Term loan	8,327	7,532	6,774
Line of credit	42	3,110	(143	)(1)

	32,238	39,611	40,400
Less current maturities	(32,238)	(33,482)	(37,157)

Total long-term debt	$0	$6,129	$3,243

(1)	Represents debt origination costs related to the line of credit.

In June 2015, we obtained a $4.8 million demand loan from certain stockholders. The demand loan bore interest at 12% per annum, was payable upon demand at any time on or after July 1, 2015 and would have matured on October 31, 2015. The notes issued in consideration of the loan were subordinated to the interests of our credit facilities with our senior lenders and could be exchanged upon the holder’s election for convertible promissory notes in an amount equal to the aggregate outstanding principal and accrued but unpaid interest on the exchanged notes. At June 30, 2015, the outstanding balance of the loan was $4.8 million. On August 25, 2015, the demand notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. Prior to the cancellation of the demand notes, the notes were amended to provide that they would automatically convert into shares of our equity securities at the option of the holders of at least seventy-five percent of the outstanding principal and interest of the demand notes on terms mutually agreed upon by such holders and us. For additional discussion of the demand notes and the issuance of our Series E-3 preferred stock, see the section titled “Certain Relationships and Related Party Transactions.”

In June 2014, we obtained a $2.0 million demand loan from certain stockholders. The demand loan bore interest at 12% per annum, was payable upon demand at any time on or after July 15, 2014 and matured on February 12, 2015. The notes issued in consideration of the loan were subordinated to the interests of our credit facilities with our senior lenders and holders of such notes that also participated in the 2015 demand note financing who may, at their election, exchange their demand notes for notes in the form issued in connection with the 2015 demand note financing. The outstanding balance of these notes, including accrued interest, at September 30, 2014 and June 30, 2015, totaled $2.1 million and $2.3 million, respectively. On August 25, 2015, the demand notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. Prior to the cancellation of the demand notes, the notes were amended to provide that they would automatically convert into shares of the our equity securities at the option of the holders of at least seventy-five percent of the outstanding principal and interests of the demand notes on terms mutually agreed upon by such holders and us. For additional discussion of the demand notes and the issuance of our Series E-3 preferred stock, see the section titled “Certain Relationships and Related Party Transactions.”

Between December 2012 and April 2014, we obtained a bridge loan from certain stockholders and issued an aggregate of $27.0 million of convertible promissory notes. At the option of the holders of two-thirds of the principal of such notes, the notes would automatically convert into our equity securities on terms mutually agreed upon by the note holders and us at the time of such conversion. The notes bore interest at 6% per annum, but did not require monthly principal and interest payments. The notes were subordinated to the interests of our senior lenders. The outstanding balance of these notes, including accrued interest, at September 30, 2014 and June 30, 2015, totaled $29.0 million and $30.3 million, respectively. On August 25, 2015, the convertible promissory notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. For additional discussion of the convertible promissory notes and the issuance of our Series E-3 preferred stock, see the section titled “Certain Relationships and Related Party Transactions.”

In May 2011, we entered into a venture loan and security agreement with Horizon Technology Finance Corporation, or Horizon, that provided for an initial term loan of up to $10.0 million, an option for an additional term loan of up to $2.0 million, and our issuance to Horizon of a warrant to purchase 983,607 shares of our preferred stock. Our obligations under the loan and security agreement are secured by a security interest on all of our assets. The loan and security agreement contains customary events of default and non-financial covenants, including covenants limiting our ability to incur liens, dispose of assets, pay dividends or make other distributions to holders of our equity securities, merge with or acquire other entities, incur debt, and make investments, in each case subject to certain exceptions. The loan and security agreement does not require us to comply with any financial covenants. The initial term loan bore interest at 11.5% per annum, matured on December 1, 2014, and required interest only payments through June 1, 2012 and principal and interest payments thereafter. The warrant expires on May 10, 2021 or, if earlier, five years after the closing of this offering. A $2.0 million outstanding balance due to Horizon Technology Finance Corporation was repaid using a portion of the proceeds from the initial term loan. We exercised our option to draw down the additional $2.0 million term loan in December 2011. The additional term loan bore interest at 11.5% per annum, matured on July 1, 2015 and required interest-only payments through January 1, 2013 and principal and interest payments thereafter. Based on their relative fair values at issuance, $8.8 million of the proceeds was allocated to the initial term loan and $1.2 million to the warrant. The relative fair value of the warrant, which was determined using the Black Scholes Option pricing model, was recorded as additional paid-in-capital and reduced the carrying value of the loan. The warrant was amortized to interest expense over the term of the loan using the effective interest method.

In March 2014, we modified our agreement with Horizon Technology Finance Corporation to combine the two term loans, change the interest rate, revise the repayment schedule amount and extend the maturity date. The modified term loan bears interest at 12.5% per annum and matures on December 31, 2016. The modification added an additional nominal payment at the end of the debt term. We may, at our option, prepay the borrowings by paying Horizon a prepayment premium. No other changes were made to the terms of the debt. The fees paid for the modification are being amortized as an adjustment of interest expense using the interest method. At September 30, 2014, the unamortized warrants were approximately $0.3 million, and the outstanding balance of the loan totaled $7.6 million. At June 30, 2015 the unamortized warrants were approximately $0.0 million, and the outstanding balance of the loan totaled $6.8 million.

In June 2010, we obtained a $7.5 million revolving line of credit facility from a bank. Borrowings under this line of credit bore interest at a per annum rate equal to the greater of (i) 4.25% and (ii) the prime rate plus 3.25%. All borrowings were collateralized by our receivables and inventory. The outstanding balance on the line of credit was $3.1 million at September 30, 2014. The facility expired on January 1, 2015, and we elected to obtain a new line of credit facility from another bank.

In January 2015, we entered into a loan and security agreement with Square 1 Bank that provides for a line of credit of up to $12.5 million. The line of credit matures on January 15, 2016. Borrowings under the line of credit bear interest at a per annum rate equal to the greater of (i) 7.0% and (ii) the prime rate plus 3.5%. Our obligations under the loan and security agreement are secured by a security interest on all of our assets. Horizon agreed to subordinate its obligations to those of Square 1 Bank under this facility. The outstanding balance on the line of credit was $0.0 million and $5.6 million was available for borrowing based on the borrowing base at June 30, 2015. The loan and security agreement contains customary conditions to borrowing, events of default, and covenants, including covenants limiting our ability to merge or consolidate with other entities, acquire or dispose of assets, make investments, incur debt, and pay dividends, in each case subject to certain exceptions. One financial covenant requires us to maintain a minimum adjusted cash flow. As of June 30, 2015, we were in compliance with the terms of the revolving line of credit facility. Concurrently with entering into the loan and security agreement, we issued to Square 1 Bank a warrant to purchase 769,231 shares of our preferred stock that expires on the tenth anniversary of its date of issuance. The relative fair value of the warrants, which was determined using the Black Scholes Option pricing model, was recorded as additional paid-in-capital and reduced the carrying value of the line of credit. The warrants are being amortized to interest expense over the term of the line of credit.

Contractual Debt and Cash Obligations

The following table sets forth our fixed contractual debt and cash obligations as of September 30, 2014.

	Total	Expiration per Period
		Less Than 1 Year	Years 2 & 3	Years 4 & 5	After 5 Years
	(In thousands)
Fixed Contractual Debt and Cash Obligations
Loan facilities	$39,611	$33,482	$6,129	$—	$—
Interest payments on debt(1)	1,435	880	555	—	—
Operating leases	4,129	514	1,282	1,002	1,331
Purchase obligations	12,056	12,056	—	—	—

Fixed contractual debt and cash obligations	$57,230	$46,931	$7,966	$1,002	$1,331

(1)	Future interest expense is calculated using the rate in effect on October 1, 2014.

Off-Balance Sheet Arrangements

During the fiscal years ended September 30, 2013 and 2014, and the nine months ended June 30, 2015, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance, or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

The substantial majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do incur certain revenue and operating costs in other currencies and are therefore subject to foreign currency risks, particularly fluctuations in exchange rates for the Canadian dollar, British pound and Euro. The effect of an immediate 10% adverse change in exchange rates on foreign denominated transactions as of September 30, 2013 and 2014 and the nine months ended June 30, 2015 would have resulted in a total net loss in the period of approximately $25.0 million, $26.7 million and $10.3 million, respectively. To date, we have not entered into any hedging contracts although we may do so in the future.

Interest Rate Sensitivity

We had cash and cash equivalents and short and long-term restricted cash totaling $4.7 million, $3.6 million and $2.5 million at September 30, 2013, September 30, 2014 and June 30, 2015, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

Recent Accounting Pronouncements

See Note 3 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Internal Controls and Procedures

The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every company that files reports with the SEC to include a management report on such company’s internal control over financial reporting in its annual report. In addition, the independent registered public accounting firm of such company must attest to its internal control over financial reporting. However, under the JOBS Act, we are not required to comply with the auditor attestation requirement of Section 404 as long as we are an “emerging growth company” as defined in the JOBS Act. In addition, our first Annual Report on Form 10-K to be filed following the completion of this offering will not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by SEC rules applicable to newly public companies.

BUSINESS

Company Overview

We are a leading provider of high-capacity, cost-effective optical transport solutions, supporting the high growth in global demand for bandwidth. We sell our high-capacity optical transport solutions to telecommunications service providers, content service providers, enterprises and government entities worldwide to support their deployments of long-haul terrestrial and submarine optical cable networks. We believe that our proprietary Wise Raman optical amplification technology allows for capacity and reach performance advantages over competitive products that are based upon conventional EDFA technology.

Our solutions are capable of spanning over 1,500 kilometers, with capacity of 64 Terabits per second, or Tbit/s. Our solutions are purpose-built to be flexible according to varying customer demands of capacity, reach and cost. The modular nature of our solutions allows for capital-efficient capacity expansion over time, as the customer’s bandwidth needs grow.

We believe our leadership in high-performance optical solutions positions us to continue to win new customers, expand our footprint within existing customers and ultimately, assist our customers in preparing for the increasing demands on their networks. We have developed a solution-oriented sales model to remove potential bottlenecks within our deployments. With our turnkey solutions, we oversee project planning, partner management and installation of the projects in which our products are utilized. Our capability and expertise serving as a turnkey solution provider has been a key differentiator for us in recent years, particularly in submarine projects.

We have an extensive operating track record, having deployed our solutions for more than 10 years in 60 countries across five continents for customers, including Cable & Wireless Communications plc, the Defense Information Systems Agency, GlobeNet Inc., Vodafone Group Plc and Wittel Comunicações Ltda.

Due to our outsourced manufacturing model, we believe that we have the capability to support high revenue growth, while controlling operating costs.

Industry Background

Optical networks are communications networks that carry voice, video and data traffic across optical fiber cables using multiple wavelengths of light. Through the use of light as a transmission medium, optical networks deliver significantly more data transport capacity and less external signal interference compared to traditional copper transport technology. Optical transport networks are classified into two segments: long-haul networks, including terrestrial and submarine networks that carry traffic between cities, countries and continents, and metro networks that carry traffic within cities or large metropolitan areas.

Long-haul networks, also referred to as optical backbone networks, serve as the foundation for telecommunication and data transport services, as they connect data nodes globally across land and under water. Long-haul networks have two primary designs: unregenerated and regenerated. Unregenerated networks offer all -optical design and often use optical amplification technologies at intermediate sites to boost the strength of optical signals that tend to decline over long transmission distances. Regenerated networks differ in that these networks span a distance such that they require regeneration sites along the optical data path when the integrity of the data is too degraded to enable a proper signal. Regenerated networks are typically less cost-efficient than unregenerated networks because of the higher number of interface cards in the network and are also more difficult to upgrade when additional capacity is needed.

Over the past 30 years, data transmission technology has evolved considerably, characterized by the considerable progression of accepted standards, with the primary data transmission medium shifting from copper to coaxial to optical. Today, optical networks form the backbone infrastructure for data transmission, enabling content service providers, enterprises and consumers to send and receive data rapidly. As the demand for bandwidth has increased, so have the capabilities of optical backbone infrastructure, with standard data transmission rates rising from 2.5 Gigabits per second, or Gbit/s, to 100 Gbit/s. While more recent optical backbone network deployments are taking advantage of new technologies, much of the world’s existing optical backbone infrastructure relies heavily upon older technologies. With growing demand for bandwidth, telecommunications service providers, content service providers, enterprises and government entities are actively seeking cost-efficient solutions to optimize existing fiber assets and for the development of new networks, which we believe we are well positioned to serve.

Rapidly increasing demand for bandwidth intensive applications is accelerating the growth of the optical networking and communication markets. According to Ovum’s Optical Networks Forecast Spreadsheet (January 2015), the optical networking equipment market is projected to grow to $19.7 billion in 2019, up from $14.3 billion in 2014, representing a CAGR of 6.6%. Our addressable market is the optical backbone networking sector, which includes the Wavelength-Division Multiplexing, or WDM, Optical Transport Network, or OTN, and Submarine Line Terminal Equipment, or SLTE, and is projected to grow to $5.2 billion in 2019, up from $4.5 billion in 2014 according to Ovum’s Optical Networks Forecast Spreadsheet, representing a CAGR of 2.8%. Our other addressable market is the data center interconnect, or DCI, sector, which is projected to grow to $4.2 billion in 2019, up from $2.5 billion in 2014 according to an April 21, 2015 Ovum press release, representing a CAGR of 10.5%.

Drivers for Improving Optical Networking Infrastructure

We believe that a number of key trends in the optical networking industry are driving growth in demand for improved optical networking infrastructure. These trends include:

•	Significant growth in bandwidth consumption

•	Continued proliferation of smart devices. Despite the increased use of smartphones and tablets, a publication by Ericsson titled Ericsson Mobility Report (June 2015) estimates that smartphones accounted for only 36.6% of total global mobile subscriptions in 2014, highlighting the potential for strong future growth in smartphone usage. Similarly, according to an eMarketer article titled Global Tablet Audience to Total 1 Billion This Year (May 7, 2015), global tablet penetration was only 11.8% in 2014, indicating significant potential for continued adoption. In addition, a growing number of Machine to Machine, or M2M, applications, such as smart meters, video surveillance, healthcare monitoring, transportation, and package or asset tracking, are well-positioned to contribute to the proliferation of connected devices. According to a report by Cisco titled The Zettabyte Era: Trends and Analysis (May 2015), the total number of M2M devices and connections is expected to grow to 10.5 billion in 2019 (43% of total devices and connections), up from 3.3 billion devices and connections in 2014 (24% of total devices and connections), representing more than three times the amount of M2M devices and connections today.

•	Increased adoption of high-bandwidth applications. The increased adoption of new, high-bandwidth applications such as video and music streaming and business applications, including video conferencing and big data initiatives, necessitates an increase in network capacity to accommodate the rapid delivery of these bandwidth intensive applications. According to Cisco’s May 27, 2015 report titled Visual Networking Index: Forecast and Methodology, 2014-2019, video streaming, which is the most bandwidth intensive application, is beginning to take a larger share of bandwidth, and is projected to represent 80% of all consumer Internet traffic in 2019, up from 64% in 2014. According to Cisco’s Global 2019 VNI Forecast Highlights, global IP video traffic is projected to reach 134.8 exabytes per month in 2019, up from 40.2 exabytes per month in 2014, representing approximately three and a half times the amount of bandwidth consumption today. In addition, the report estimates that business IP traffic will more than double between 2014 and 2019, growing to 29.6 exabytes per month in 2019, up from 12.1 exabytes per month in 2014, and projects that IP video traffic will represent 63% of business IP traffic in 2019, up from 36% in 2014.

•	Increasing prevalence of cloud computing. Cloud networking and computing are becoming increasingly vital elements of content distribution, and we believe there is a correlation between bandwidth usage and the continued penetration of cloud computing. According to a report by Cisco titled Global Cloud Index: Forecast and Methodology, 2013-2018 (2014), global IP cloud traffic is projected to grow to 541 exabytes per month by the end of 2018, up from 137 exabytes per month in 2013, approximately four times the amount of cloud IP traffic in 2013. As more content and mission-critical applications are stored and accessed in the cloud, network bandwidth will become an increasingly important focus, as cloud performance hinges on available network bandwidth.

•	Rising prominence of content service providers. Content service providers, such as Google, Facebook, Amazon and Apple, are increasingly investing in developing their own high-speed private network infrastructures based on optical fiber, in lieu of utilizing traditional telecommunications service providers’ networks. Utilizing their own private network infrastructures enables content service providers to reduce costs, improve the performance and delivery of their content and guarantee adequate capacity to support the growing traffic in online video, photos, games and other services generated by their businesses, while providing affordable scaling capacity to link their data centers and major interconnect points. This trend has led to content service providers building network infrastructures dedicated to their private networks.

•	Evolution of data center infrastructure. Global telecommunications network expansion has undergone a long-term shift in strategy, moving from connecting users to users, to linking users to data centers and, increasingly, data centers to each other. The optimal data center architecture is no longer viewed to be large scale, single data center facilities, but rather multiple high-capacity distributed data centers using meshed architecture to ensure the highest possible network availability and the lowest possible latency. This evolution has favored the building of new, dedicated data center interconnect optical networks.

•	Significant growth of data communications in emerging markets. As connected devices become more affordable and broadband connectivity becomes more ubiquitous within emerging markets, bandwidth demand is expected to continue to grow and outpace the existing infrastructure within these markets. While smartphone adoption is reaching critical mass in developed markets, developing countries are expected to account for the majority of future growth in smartphone connections as devices become more affordable in these areas, leading to a rise in mobile penetration. According to a report by GSMA Intelligence titled The Mobile Economy 2015, mobile subscriber penetration is projected to grow to 56% in 2020, up from 45% in 2014. This rising mobile penetration in developing markets will lead to faster IP traffic growth in these areas. According to Cisco’s May 27, 2015 report titled Visual Networking Index: Forecast and Methodology, 2014-2019, between 2014 and 2019, IP traffic is expected to grow in the Middle East and Africa at a CAGR of 44%, at a CAGR of 25% in Latin America, at a CAGR of 33% in Central and Eastern Europe and at a CAGR of 21% in Asia Pacific, all outpacing IP traffic growth in North America, which is expected to grow at a CAGR of 20%.

Challenges Faced by Telecommunications Service Providers

The communications landscape is rapidly changing and telecommunications service providers must remain responsive in order to maintain their position in the industry. We believe telecommunications service providers face the following challenges today:

•	Limited capacity. Spectral efficiency, or the rate of information that may be transmitted over a given bandwidth in a specific communications system, is approaching the Shannon limit, the theoretical maximum rate of information transfer over a communications medium at an acceptable quality level. Most optical transmission systems in the market today utilize a limited amount of the overall optical spectrum available in a given fiber, due to the inherent limitations of the underlying EDFA technology. While technologies are advancing to transmit more data in a given frequency channel, these products have drawbacks regarding their expanded spectrum usage, shorter reach and high cost. As telecommunications service providers look to maximize utilization of their existing optical cable network in a cost-effective manner, they require more efficient usage of the available spectrum.

•	Legacy infrastructure. Telecommunications service providers’ networks were predominantly architected and built to support legacy voice applications. As network usage continues to rapidly evolve to more bandwidth-intensive and cloud-based applications, current infrastructure must be upgraded to support the growing levels of demand for these applications. To deliver high performance, telecommunications service providers’ networks must satisfy the diverse performance requirements for next-generation bandwidth intensive applications, including video, cloud computing, voice and data. Current network infrastructures utilize aging components with poor data transmission capacity and signal transmission performance, translating to increased network congestion, low throughput and high latency, and thus, are struggling to support the current generation of high bandwidth applications. In order to support this growing demand, telecommunications service providers must either upgrade their existing optical backbone networks or deploy new optical backbone networks, which are costly and time-intensive processes.

•	High level of architectural complexity. Optical communications network design, planning and engineering are intensive processes involving considerable complexity. This high level of complexity increases costs associated with the deployment and maintenance of optical networks, may slow network expansion and service delivery and could potentially result in lost revenue for telecommunications service providers.

•	Increasing costs and price pressure. The costs of building optical communications networks, adding capacity and maintaining systems directly affect the profitability of bandwidth provisioning for telecommunications service providers. The development and maintenance of optical communications networks is a significant source of overall network cost, driving telecommunications service providers to actively seek to reduce costs associated with their optical networks. In order to satisfy increasing bandwidth demand and improve current network infrastructure, telecommunications service providers must continue to invest in their network infrastructures, despite a low revenue growth environment with stringent capital expenditure policies. According to a January 13, 2015 report by Ovum titled Communications Provider Capex Forecast Report 2014-19, fixed communications service providers are projected to experience revenue growth of only approximately 1% per year between 2014 and 2019, while, according to a February 3, 2015 Ovum press release, communications service providers’ capital expenditures will grow to $2.6 trillion during the same period, up from $2.1 trillion between 2008 and 2013.

Our Solutions

Our optical networking solutions seek to address the significantly growing demand for bandwidth and the requirements for cost-efficient optical transport over long distances at rapid speed. Traditional optical networks built around EDFA technology are limited in terms of range, capacity and reach, but can be upgraded through the use of more complex and expensive interface card technologies. In order to mitigate increasing costs incurred by telecommunications service providers along with the hindrance of limited bandwidth, our proprietary Wise Raman solution offers optical transmission performance, capacity overhead and operational excellence with a seamless integration for our customers.

Our optical networking solutions are designed to offer industry-leading reach and capacity, while minimizing costs, complexity and the need for intermediate sites between end points of long-haul networks. We provide network operators with significant capacity overhead for handling the ever-increasing growth in data traffic. Our solutions allow customers to maximize the capacity of existing networks, enhancing old optical cable infrastructures through cost-effective and efficient upgrades. Our technology can significantly expand the lifetime of cable network assets, many of which were deployed up to 20 years ago and were designed using legacy formats or protocols that are now obsolete. In the case of new builds, our advanced technology provides leading capacity and reach performance combined with simple and efficient operation.

We serve both submarine and terrestrial networks with a single platform. In submarine cable networks, we supply high-performance optical solutions to increase the capacity of submarine assets beyond the original design capacity. In terrestrial networks, we specialize in maximizing the combination of capacity and reach of long-

distance optical transmission infrastructure, on any fiber type and vintage. Additionally, we help utilities monetize their transmission towers and fiber assets by enabling them to use their cables to serve as high-capacity, long-distance optical networks for telecommunications services.

Our optical networking products are designed to offer a high-performance solution for long-haul optical networking with 100G and 100G+ optical wavelengths, lower the cost per transported bit and provide wider optical spectrum for more capacity overhead. Combining modular design, built-in monitoring capabilities and software intelligence, we provide scalable, automated optical networking infrastructures. These infrastructures are flexible to engineer, deployable in any environment worldwide and capable of quickly responding to unplanned traffic demand and promptly reacting to any physical aggression against the cable network to efficiently facilitate their operations. Moreover, the automated nature of our optical networks is designed to provide our customers with lower overhead costs. Due to our diversified product portfolio and innovative turnkey solutions, we continue to expand into industries beyond telecommunications, including power utilities, oil and gas, and governmental deployments.

Our solutions consist of the following elements which are designed to extract the full potential for our existing and new optical, long-haul transmission customer infrastructure needs:

•	Products

•	Hardware. Our modular hardware offering includes terminal and line equipment designed for terrestrial and submarine networks. We believe our hardware capabilities achieve leading capacity and reach performance while also minimizing the total cost per transported bit by allowing customers to easily expand or augment their networks as the demand for greater capacity or line speed increases. Our optical networking equipment offers multiple features and functions for enabling the design and operation of cost-efficient optical networks based upon flexible configuration. Specifically, we believe our Nu-Wave Optima solution offers the industry’s most advanced 100G solution available for long-haul terrestrial and submarine applications, with extended reach through our Wise Raman amplification. Purpose-built to be modular in nature, our technology delivers high-capacity and performance, simplified network infrastructure and a reduction in the number of network elements, enabling our customers to incrementally scale their networks and realize capital and operational efficiencies.

•	Software. Our software offerings contain all the tools required to manage our terrestrial and submarine optical networks, including equipment and services. Our software provides element management functions for individual Network Elements, or NEs, and end-to-end optical connections. Our network management system and control plane are designed to provide reliable and flawless operation of the optical transmission infrastructure to maximize our customers’ profit and ultimately minimize the payback period.

•	Turnkey Solutions. We integrate our hardware and software as part of our turnkey solutions, which utilize what we believe are the best available components and partners for designing, optimizing and implementing tailor-made solutions for our customers. We believe our ability to serve as a turnkey solution provider is a critical driver to our growth.

•	Services. We offer a range of pre- and post-implementation services to assist our customers in their optical network deployments. These services include site surveys, training and training materials, network planning, fiber characterization and fully managed, end-to-end installation, along with network health monitoring through functionalities embedded in our equipment. We also provide our customers with a range of maintenance and support offerings, including both on-call and on-site 24/7 support worldwide, hardware and software warranties, premium replacement parts service, advance replacement and upgrade planning.

We believe that the key benefits of our optical solutions include:

Flexible Solutions. As our customers respond to rapid industry changes, our solutions are designed to enable them to determine their optimal network configuration across the variables of cost, capacity, reach, cost and upgrade potential. Compared with competing solutions, our technology and expertise allow customers to make greater use of existing fiber by both type and vintage. We have designed our solutions to be flexible to our customers’ ongoing needs.

Scalable, High Throughput Capacity. We believe our optical solutions offer the highest capacity and reach in the industry. Specifically, we currently have the highest capacity times reach metric for terrestrial networks, extending over 1,500 kilometers with up to 64 Tbit/s per fiber pair by utilizing our proprietary Wise Raman solution. Combining modular design, built-in monitoring capabilities and software intelligence, we provide scalable, automated optical networking infrastructures that are deployable in virtually any environment and are capable of quickly responding to unplanned traffic demand and efficiently facilitating operation. We believe that our research and development focus on a single end-to-end platform results in on-time delivery and continuous innovation. We further meet our customers’ requirements by leveraging our network of partners.

Enhanced Network Reliability. Our control plane and software-defined optical networking capabilities are designed to help our customers manage network services more easily, reduce operational complexity, increase service reliability as networks scale and enable new applications, such as network virtualization. We design our solutions to provide a seamless, adaptable product offering for customers, and we maintain commitment to reliability.

Cost Effectiveness. Leveraging our know-how and patented technology portfolio, our products provide the cost-efficient capacity to allow our customers to add to or upgrade their networks, which might otherwise be cost prohibitive. Our Wise Raman solutions can extend the life of existing network assets by providing cost-effective upgrade options for existing cables with minimal maintenance requirements. Furthermore, we believe our products are designed to enable our customers to operate resourcefully and with efficient power consumption, enabling our customers to reduce their operating costs.

Ease of Deployment and Use. We have designed our solutions to allow us to have an organizational structure capable of deploying our solutions efficiently and in a timely manner. Specifically, our average deployment execution time ranges from less than three to 12 months for our terrestrial solutions, and from 18 to 24 months for our submarine solutions, with our average time required to complete upgrades ranging from less than four weeks to 12 weeks. Our software upgrades are completed remotely without disruption, for enhanced simplicity and convenience. Our trained customer service employees are available to provide support during the pre-implementation, implementation and post-implementation phases so that our customers can feel confident that our services are delivered with quality.

Our Strategy

Our goal is to be a profitable, high-growth provider of high-capacity optical transmission technology to telecommunications service providers, content service providers, enterprises and government entities worldwide. Key elements of our strategy include the following:

•	Capitalize on our leadership position in cost-effective optical technology. We believe our optical solutions offer the highest capacity and reach in the industry. We leverage our know-how and patented technology portfolio in order to provide cost-efficient solutions that allow telecommunications service providers to make additions to or upgrades of their networks that may have otherwise been cost prohibitive. We intend to capitalize on our ability to economically provide capacity upgrades to increase our market share and drive revenue growth.

•	Expand installed capacity with existing customers. Within our existing customer base, we intend to leverage our successful deployments to expand the footprint of our comprehensive product portfolio. Incremental capacity upgrades are cost-effective for our customers.

•	Increase and diversify our global customer base. In addition to attracting new customers, we intend to continue to expand into new markets, such as the data center interconnect market for content service providers and large enterprises.

•	Leverage our operational efficiency. We believe our lean organizational structure and outsourced manufacturing model provides us with multiple advantages over our competitors. We intend to continue to invest in processes, partnerships and technologies to enhance our competiveness and profitability.

•	Broaden our suite of product offerings. We intend to continue to pursue opportunities to add products and functionalities to our offerings. Further, we plan to continue to create new products internally as well as to develop strategic relationships and to pursue opportunistic acquisitions of companies that have innovative technologies when it is more cost-effective to do so. For example, in the fall of 2013 we introduced the optical subsea repeater to our hardware platform and have completed the first commercial deployment of this element in 2015. The next element we intend to bring to market is our branching unit, which we currently intend to release in December 2015.

Our Competitive Strengths

We believe the following strengths have contributed to our high customer retention to date and will allow us to maintain and extend our technology leadership position in core optical networks:

Our Technical Differentiators:

•	Leading Amplification Technology. We believe that we offer the industry’s leading submarine and terrestrial signal amplification solutions for high-capacity long-haul optical networks, based on our innovative Wise Raman technology. Our proprietary Wise Raman solution is designed to offer optical transmission performance, capacity overhead and operational excellence, with a seamless integration of Raman amplification into optical networks. In contrast with our competitors, who use Raman add-on modules to complement traditional EDFA-based amplification tools, our fully-integrated Wise Raman amplification technology increases the line’s bandwidth from 36 nanometers to 100 nanometers, allowing us to offer nearly three times more data-carrying wavelengths, or channels, than what is currently supported by EDFA-based products, and at two times the distance. This allows us to offer an attractive combination of higher line capacity, better noise performance and high optical power efficiency. As depicted in the figure below, we use advanced opto-electronics to generate different modulation formats, and Wise Raman optical amplification technologies to enable high spectral efficiency, or the number of bits per unit of spectrum, and wide optical spectrum, or the optical window in which optical channels can be transmitted, without compromising reach. For example, our solutions can reach 15 Tbit/s over 4,500km or 64 Tbit/s over 1,500km on a single fiber before regeneration is needed.

The below graphic illustrates the different options for utilizing our Wise Raman technology to achieve a significant range in line capacity and reach. For example, moving from left to right, assuming 100G per channel and utilizing Raman, 15 Tbit/s of capacity can be supported over a distance of 4,500km. Our competitors utilizing only EDFA would achieve only 8.8 or 9.6 Tbit/s over a shorter distance. In the highest capacity configuration utilizing 200G on a multi-carrier with Wise Raman, 64 Tbit/s can be transmitted over 1,500km.

•	Innovative, Field-Proven Technologies. We provide flexible, high-capacity, long-reach and high-transmission performance solutions with coherent optical technology to support deployments of 100 Gbit/s, 200 Gbit/s, 300 Gbit/s or 400 Gbit/s channels that have been deployed in the field for over 10 years. Our solutions are built to operate on either fixed or flexible optical environments and offer programmable signal protocols and modulation formats. We leverage soft-decision Forward Error Correction and Digital Signal Processing technologies to improve transmission performance. For upgrades of existing repeatered submarine cable networks, we have developed Line Monitoring Equipment, or LME, that is able to monitor and control the submerged repeaters from different submarine cable network suppliers.

Our Service Differentiators:

•	Rapid Response, Combined with an Agile Team. Our relationships with our partners allow us to provide our customers with timely service and support, and enable us to function as a cohesive, agile group. We have trained engineers with the expertise to answer product questions on functionality, provide software maintenance guidance or aid in trouble tracking and resolution during the pre-implementation, implementation and post-implementation phases. In addition, our team of global customer support staff is committed to providing XteraCare, our customer support service, in an effort to solve issues as they arise and to prevent delays in daily operations.

•	Deep Domain Experience Provides Ability to Manage Challenging Projects and Environments. Our services range from physical installation of submarine or terrestrial deployments to long-haul maintenance solutions. We have experience deploying some of the highest capacity and longest networks and have the ability to manage complex long-haul deployments in challenging environments using our turnkey solutions.

•	Ease of Upgrades at Competitive Pricing. Our ability to increase the capacity of our customers’ existing systems allows them to generate significant additional revenue at a fraction of the cost of deploying new networks.

Our Platform Differentiators:

•	Single Platform for Submarine and Terrestrial. We believe we are the only vendor who offers a single, point-to-point, terrestrial and submarine platform for long-haul optical transmission.

•	Interoperability with Third-Party Technology. Our platform is further differentiated by the fact that we can monitor third-party submarine repeaters.

•	Comprehensive Network Management System—We offer a network management system with user friendly dashboards to monitor all our network elements.

Our Products

Our transmission hardware for both terrestrial and submarine applications is combined on a single platform—Nu-Wave Optima—and is augmented by products which enable a variety of equipment configurations that serve a range of optical networking applications, including terrestrial backbone networks and submarine cable networks—both repeatered and unrepeatered—and different types of customers, including telecommunications service providers, content service providers, enterprise and government customers.

Hardware Product Portfolio

Nu-Wave Optima

Nu-Wave Optima is our next-generation, multi-purpose optical networking platform that is designed to lower the cost of highly scalable terrestrial and submarine optical networks. Depending on the applications and characteristics of the fiber network, Nu-Wave Optima terminal equipment can be complemented by In-Line Amplifiers, or ILAs, Remote Optically Pumped Amplifiers, or ROPAs, optical submarine repeaters, branching units, LMEs, Reconfigurable Optical Add Drop Multiplexers, or ROADMs, and OTN switches. These sub-systems and components enable multiple network configurations, ranging from an unrepeatered point-to-point link to fully-meshed networks, for existing or new long-haul optical transmission infrastructures.

The main components of the Nu-Wave Optima platform include conventional EDFA, hybrid EDFA/Raman, and Wise Raman amplifiers. ROADM placed at a “cross-roads” of an optical network are used to route individual or groups of channels. ROADM can be implemented—as needed—in multi-degree nodes to add flexibility to the network. The line system elements are then complemented with the right interfaces to deliver end-customer services cost effectively.

Optical protection and restoration functionalities protect against both channel card failures (equipment protection) and multiple span cuts (network protection). Protection and restoration capabilities, in the electrical domain, are provided via the OTN/packet switch. In addition to providing resilience to a network, the OTN/packet switch provides more efficient utilization of the resources, or wavelength, throughout the optical network, further helping communications network operators reduce the total cost of ownership of their networks.

For repeatered submarine applications, line monitoring equipment and line loading channels can be added at the terminal to configure Nu-Wave Optima as a Submarine Line Terminal Equipment, or SLTE, that provides capacity upgrades for existing submarine networks or to equip new cable networks.

To simplify installation, testing and operation of the network, powerful optical performance monitoring features are embedded in Nu-Wave Optima along with multiple control loops and high-levels of automation.

Remote Optically Pumped Amplifier, or ROPA

Depending on the required capacity, a ROPA is utilized to bridge ultra-long single spans over 300km, or a long span in a repeatered link. A ROPA is a simple, passive sub-system which provides additional amplification to the traffic-carrying signals as they traverse the ROPA, with no electrical power needed. Optical pump power, launched from the communications equipment at the end of the span, excite the ROPA which in turns amplifies the signals.

ROPAs have been typically used in the submarine space to extend the reach of unrepeatered systems. We have adapted and ported this technique to the terrestrial space and have installed ROPAs on several terrestrial systems, for instance, on aerial cables of power grids.

Optical Subsea Repeater

We believe our repeater is the first design to utilize Raman optical amplification technology. This technology delivers increased span distance between repeaters and capacity increases greater than 50% due to its 55 nanometers, or nm, bandwidth design. The design incorporates innovative materials and manufacturing assembly techniques that reduce the weight, cost, and form-factor of the housing and simplify the assembly and deployment activities. The first commercial deployment was completed in 2015.

Branching Unit

Branching units remove the need to have secondary cable systems. In a basic configuration, a branching unit is designed to allow fiber pairs to be connected from point A to point B on one branch and from point A to point C on the second branch. Our branching unit is currently expected to be released in December 2015. A ROADM branching unit, which is designed to enable reconfigurability at the optical channel level, is expected to be released in late 2016. ROADM based branching units allow for automatically controlled optimization of capacity to all parts of the submarine networks and allow our customers to promptly react to any increased traffic demand.

Software Product Portfolio

We also offer software to control and manage optical networks. Our software has been developed in-house and is, by design, focused on the management of optical networks. Furthermore, our software does not need to support legacy equipment.

Our management system provides both element management functions for individual network elements, as well as sub-network management functions for end-to-end optical links. Our management system is designed to support an entire network of our network elements, comprised of multiple sub-networks.

Identical management tools are used for both the terrestrial and submarine parts of the optical networks. User interfaces and functionalities common to our software tools shorten the training period, require fewer personnel in the field and Network Operation Center, or NOC, and further enhance global network productivity.

All our products are compliant with the emerging Software-Defined Networking, or SDN, and Network Function Virtualization, or NFV, network architectures. Both concepts are related but refer to different domains: SDN is focused on the separation of the network control layer from its forwarding layer, while NFV is focused on porting network functions to virtual environments in order to enable the migration from proprietary appliance based embodiments to a standard hardware and cloud based infrastructure.

Turnkey Solutions

Based on our leading portfolio of transmission technologies and expertise implementing new optical infrastructures, we offer new connectivity solutions, which feature high capacity, reliability and flexibility at low cost. Our turnkey solution includes project planning, management, and execution for unrepeatered and repeatered submarine cable networks in new or re-deployed cables.

We have strong systems engineering and experienced project management teams. Many of our senior engineering employees have more than 20 years of experience in the optical networking industry. We benefit from well-established relationships with trusted partners around the world. Through these partnerships, we are able to work with the leading suppliers for all parts of a system, and with marine installation suppliers with local knowledge.

Services

With our optical networking equipment installed in 60 countries over five continents, we have gained an expertise in the field for implementing optical networks in diverse environments. A typical field installation consists of many activities, ranging from site and route surveys to end-to-end system commissioning and customer confidence trials prior to provisional acceptance. All field deployments to date have been performed on schedule, either meeting or preceding the contractual Ready for Service, or RFS, date. After RFS, we can perform, upon customers’ request, network health monitoring using built-in advanced monitoring functionalities in our equipment. This operational service provides preventive maintenance for higher network availability.

Customers

We have deployed our solutions in 60 countries across five continents. Our solutions have been sold to telecommunications service providers, content service providers, large enterprises and government entities worldwide. Some of our current and past customers include:

•	AT&T Inc.

•	Cable & Wireless Communications plc

•	Comisión Federal de Electricidad (CFE Telecom—Mexico)

•	GlobeNet, Inc.

•	Global Cloud Exchange, a Reliance Company

•	Gulf Bridge International, Inc.

•	TIM Brasil, SA

•	U.S. Government (Defense Information Systems Agency)

•	Vodafone Group Plc

Due to the nature of our business, in any given period it is likely that revenue derived from one customer or a small number of customers could comprise a significant percentage of our overall revenue for the period. For the fiscal year ended September 30, 2014, Cable & Wireless Communications plc, Gulf Bridge International, Inc. and OCI Group Inc., accounted for 25.9%, 22.1% and 24.1% of our revenue, respectively, and 88.7% of our revenue was generated by six customers, and for the nine months ended June 30, 2015, Cable & Wireless Communications plc, Defense Information Systems Agency and GlobeNet Inc. accounted for 15.6%, 30.4% and 33.5% of our revenue, respectively and 96.0% of our revenue was generated by six customers. However, this revenue concentration typically shifts between customers as projects are completed and new projects are started from one period to another.

Manufacturing and Operations

We operate an outsourced model with Foxconn as our key contract manufacturing partner. We have second source manufacturing for risk mitigation and to add to our ability to handle spike fluctuations in orders. Our contract manufacturing partners provide dedicated factory space, fully trained Xtera-qualified manufacturing teams, and fully accredited ISO 9001 2000 quality systems. We have invested, and will continue to invest, significantly in designing and implementing our manufacturing processes and managing our manufacturing partners. Our products are designed for high volume and scalable manufacturing while maintaining focus on quality and cost. We use CEVA Logistics, an independent logistics and freight management provider, to coordinate the delivery of a majority of our products.

Sales and Marketing

We market and sell our products and services to telecommunications service providers, content service providers, enterprises and government entities worldwide. We primarily sell our solutions through our direct sales force. We sell our solutions through third-party distributors only when logistics or local customs regulations make doing so more efficient. that require this model. These are typically countries with significant logistic/importation challenges. We use a variety of marketing programs to increase awareness of our products to our customers, including trade shows, advertising in trade media and presentations at technical conferences. We are recognized in the industry for our technical expertise and frequently present at industry technical conferences.

Backlog

Generally, we make sales pursuant to purchase orders issued under the agreements that govern the terms and conditions of the sale of our products and services, which agreements do not obligate our customers to purchase any minimum or guaranteed order quantities. Our backlog includes orders for products that have not yet been shipped and for services that have not yet been performed. In certain cases customers may cancel or change their orders with limited advance notice. Because orders in backlog may be fulfilled several quarters following receipt, a backlogged order may not result in revenue in a particular period or the actual revenue may not be equal to our backlog estimates, our backlog should not be viewed as an indicator of future revenue in any particular period. In addition, our presentation of backlog may not be comparable with that of other companies in our industry.

As of September 30, 2014, our backlog was $41.6 million and as of June 30, 2015, our backlog was $20.7 million. Reduced backlog levels reflect, in part, the diversification of our product offerings and the timing of their corresponding delivery. The portion of our backlog as of June 30, 2015 not reasonably expected to be fulfilled in the fiscal year ending September 30, 2015 is approximately $5.5 million.

Research and Development

Our research and development organization possesses significant expertise in the areas of optical networking, optical system design, optical amplification, radio frequency and digital electronics, embedded software and network management software. We develop specific products and underlying technologies and processes that can be used across a broad set of product platforms. Our research and development organization works closely with manufacturing and operations in order to bring new products to market quickly, to confirm that products meet customer and industry specifications and that high-quality standards are maintained throughout the development and production processes. Our research and development expenses for the fiscal years ended September 30, 2013 and 2014 and for the nine months ended June 30, 2015 were $13.1 million, $11.1 million and $8.2 million, respectively.

Intellectual Property

We rely on patent, trademark, copyright and trade secret law to protect our technology. Additionally, we have developed a brand that has accumulated substantial recognition in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our patent, copyright, trade secret and trademark rights. We regard our internally-developed software embedded in our products as proprietary, and we utilize a combination of patent, copyright, trade secret laws, internal security practices and employee invention assignment and non-disclosure agreements for intellectual property protection.

Our portfolio of patents was originally built around Raman optical amplification that offers, compared to traditional EDFA-based amplification equipment, a wider optical amplification spectrum, improved noise performance for higher Optical Signal-to-Noise Ratio, or OSNR, and distributed amplification within the line fiber for extending the span between intermediate sites. These three elements are instrumental to enabling efficient high-capacity optical networking on long distances in field conditions.

Raman optical amplification is a key technology for 100 Gbit/s and beyond channel rates as the OSNR requirements become more stringent when the channel rate increases. We designed our optical networking platform from the ground up to combine different optical amplification schemes, ranging from simple EDFA to Wise Raman amplification. As a result, our amplifier offers high efficiency and capacity and reach performance due to the integration of the different optical amplification technologies.

We apply Raman optical amplification to both terrestrial and submarine optical networks, offering the widest optical spectrum in the marketplace, up to 100nm for terrestrial applications.

Our intellectual property on Raman optical amplification is not only about including Raman optical benefits, such as wider optical spectrum, improved noise performance and distributed amplification, into optical networks, but also aims to make Raman optical amplifiers as simple to operate as traditional EDFAs amplifiers so that the operation teams of our customers do not see any difference in their daily activity. Our intellectual property on Raman optical amplification also offers a fully-integrated, power-effective Raman solution under a single management system common to all the components of our optical networking equipment.

We believe that our proprietary Wise Raman amplification technology and leading position in next generation optical networks are key components of our value proposition and competitive advantage. As of August 28, 2015, we own or control 85 patents issued by the U.S. Patent and Trademark Office of which 57 are directly related to Wise Raman technology and its applications and of which 11 are owned by the Regents of the University of Michigan and exclusively licensed to us for the telecommunications, data communications, computer and data processing industries. Fifteen of the 85 U.S. issued patents are co-owned by us and the Regents of the University of Michigan. In addition to our issued patents, we have 13 U.S. patent applications pending. Also as of August 28, 2015, we have been issued 50 foreign patents with 31 foreign patent applications in process. The portfolio today extends beyond Raman amplification and includes patents about different technologies that are used for high-performance optical transmission, submarine optical repeater (in the mechanical and electrical domains) and optical protection/restoration. We also have access to 29 U.S. and one foreign patent that are licensed as a part of a portfolio of patents that were obtained in an acquisition and subsequently sold.

Competition

The optical networking industry is extremely competitive with many large vendors of optical networking products and is characterized by continuous innovation. Several of our competitors have preferred supplier relationships with service providers.

As the demand for bandwidth has increased, the need for different technologies to satisfy these needs has become more acute. The development of next generation technologies, however, is a costly, time-consuming endeavor. We believe our patented technologies provide the highest reach and capacity in the industry and give us substantial advantages over our competition. Further, we believe focusing on technologies, such as 100Gbps, ROADM and Packet Optical Transport Systems, with a focus on simplifying the transition to higher bandwidth optical networks, provides us with a competitive advantage over our competitors.

The principal competitive factors in our industry include price, product performance, technology compatibility, quality, ability to meet customer specifications, time to market, time to delivery, technical support capabilities, breadth of product offerings, and record of innovation. We believe that our optical networking solutions compare favorably to our competitors’ products in the markets in which we compete.

Our primary competitors in the submarine market include Alcatel-Lucent Submarine Networks, SAS, Coriant GmbH, Huawei Marine Networks Co., Limited, NEC Corporation and TE Subcom, a TE Connectivity Ltd. company. In the terrestrial market, our primary competitors include Alcatel-Lucent S.A., Ciena Corporation, Huawei Technologies Co. Ltd., Infinera Corporation and Coriant GmbH. Many of our competitors have significantly more financial, technical, marketing and other resources than we have, may devote greater resources to the promotion, sale and support of their technology than we can, have more extensive customer bases than we have and have longer operating histories and greater name recognition than we have. In addition, many of our competitors expend a greater amount of funds on research and development. However, we believe our reach, capacity and current 100Gbps capabilities allow us to differentiate ourselves both in terms of technology and price.

Employees

As of June 30, 2015, we had 102 full-time employees and six part-time employees worldwide. We consider our current relationship with our employees to be good. None of our employees are represented by a collective bargaining agreement.

Facilities

Our corporate headquarters is located in Allen, Texas, where we lease approximately 38,778 square feet of office space. We also lease office space for several international regional offices, including approximately 8,000 square feet in Harold Wood, England. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

In March 2015, Sycamore IP Holdings, LLC, or Sycamore, which we believe is a non-practicing entity, filed a lawsuit against us in the United States District Court for the Eastern District of Texas. In the lawsuit, Sycamore alleges our Nu-Wave Optima platform and related products infringe U.S. patent 6,952,405 B2 and is seeking injunctive relief, damages and costs. Sycamore has asserted similar claims against numerous other companies, including Adva Optical Networking Incorporated, Ericsson, EXFO Incorporated, JDS Uniphase Corporation, Menara Networks, Inc., RAD Data Communications, and Transmode Systems. We dispute any allegations of wrongdoing and intend to defend ourselves vigorously in this matter.

In addition to the matter described above, we have become involved in various legal proceedings and subject to claims arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we currently believe that the ultimate costs to resolve these matters will not have a material adverse effect on our business, results of operations, financial condition or cash flows. We may from time to time in the future become involved in legal proceedings arising in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Jon R. Hopper	53	President, Chief Executive Officer and Director
Paul J. Colan	46	Executive Vice President and Chief Financial Officer
Herve Fevrier	57	Executive Vice President and Chief Strategy Officer
Les Barkley	57	Executive Vice President and Managing Director, AMEA
Keith Henderson	56	Executive Vice President, Global Operations
Gary Otake	54	Senior Vice President, Global Sales
Jon W. Bayless	75	Chairman and Director
Clifford H. Higgerson	75	Director
Clinton W. Bybee	52	Director
John McLaren	64	Director
Kevin J. Martin	48	Director
Barry A. Fromberg	60	Director

Jon R. Hopper has served as our President and Chief Executive Officer since February 2004. Before joining us, Mr. Hopper spent 15 years as the chief executive of several capital equipment companies, including Dynamotion/ATI Corp. prior to its acquisition by Electro Scientific Industries, Inc. and Intelligent Reasoning Systems, Inc. prior to its acquisition by Photon Dynamics Inc. Mr. Hopper has also held senior management positions at Photon Dynamics and Electro Scientific Industries. We believe that Mr. Hopper’s perspective as our Chief Executive Officer and his extensive management expertise make him a valuable member of our board of directors.

Paul J. Colan has served as our Executive Vice President and Chief Financial Officer since July 2015. Mr. Colan also served as our Chief Financial Officer from February 2004 through October 2013. From May 2013 through July 2015, Mr. Colan was the President of Offices To Go, Inc., a national liquidator of office furniture. Prior to joining us in 2004, Mr. Colan served as Chief Financial Officer of Extreme Drivers, Inc. Mr. Colan served as the Director of Finance of Photon Dynamics from 2001 to 2003 and as the Vice President of Finance for Intelligent Reasoning Systems, Inc. from 2000 until its acquisition by Photon Dynamics in 2001. Mr. Colan holds a B.S. in Business Administration from the University of Nebraska-Lincoln.

Dr. Herve Fevrier has served in various positions with the Company since 2000, most recently as our Executive Vice President and Chief Strategy Officer since 2013. Previously, Dr. Fevrier spent more than 17 years with Alcatel, now Alcatel-Lucent SA, in a wide variety of responsibilities, including Director of the Photonic Networks research unit, Sr. Director for DWDM Product Development Worldwide, Vice President & General Manager of Optical Networks Alcatel USA and VP Network and Product Strategy Alcatel Optics. Dr. Fevrier holds a doctoral degree in physics and physical chemistry from the University of Paris and an engineering degree from the Ecole Centrale de Paris.

Keith Henderson has served as our Executive Vice President of Global Operations since 2003. Mr. Henderson is a Chartered Engineer, as certified by the Engineering Council, and has over 20 years of experience in operations management. Mr. Henderson’s career has encompassed a wide range of responsibilities with companies ranging from venture funded start-up companies to multi-national organizations. Prior to joining us in 2003, Mr. Henderson was Operations Director for BAE Systems plc in Scotland with responsibility for electro optical systems and sensors for avionic applications. Mr. Henderson also previously served in various roles at STC plc and Alcatel Lucent SA specializing in the design and development of submarine fiber optic cables.

Les Barkley has served as our Executive Vice President since 2011 and our Executive Vice President and Managing Director of Xtera Asia, Middle East and Africa since 2012. From 2004 to 2012, Mr. Barkley served as the Managing Operating Manager of Willow Creek Partners, LLC. From 2008 to 2012, Mr. Barkley served on the board of directors of MGR Nuclear, Ltd., a privately-held company. From 2002 through 2005, Mr. Barkley was the Vice President, Asia Pacific for Photon Dynamics, Inc., and from 1995 to 2002, he was the co-founder of the China-based Gateway International Investment Company. Mr. Barkley also was the Managing Director of Sun Group International, one of the first foreign investment and advisory firms approved in China, and has worked periodically in multiple capacities on behalf of agencies and departments of the U.S. and foreign governments. Mr. Barkley holds a B.A. in business from the University of Southern California.

Gary Otake has served as our Senior Vice President, Global Sales since 2004. Previously, Mr. Otake served as Vice President of Global Sales for Extreme Devices, Inc., a semiconductor company, and as Vice President of Sales (Japan Region) for Photon Dynamics. Mr. Otake also previously worked for Raychem Corporation as Regional Account Executive and for Electro Scientific Industries, Inc., where he held positions of Senior Account Manager, Director of Business Development as well as management and engineering positions for the Semiconductor Products Division. Mr. Otake holds a B.S. in electrical engineering from the University of California, Davis.

Dr. Jon W. Bayless has served as a member of our board of directors since 2000 and is currently the Chairman of our board of directors. Dr. Bayless has served as a general partner of Sevin Rosen Funds, a venture capital firm, since 1983. Dr. Bayless also serves on the board of directors of ExteNet Systems, Inc. and GENBAND Holdings Inc., both privately held companies, and has also previously served as chairman of both Landmark Graphics Corporation and CIENA Corporation, two public companies funded by Sevin Rosen Funds. Dr. Bayless holds a B.S. in electrical engineering from the University of Oklahoma, an M.S. in electrical engineering from the University of Alabama, and a Ph.D. in electrical engineering from Arizona State University. We believe that Dr. Bayless’s extensive experience working with telecommunications companies makes him a valuable member of our board of directors.

Clifford H. Higgerson has served as a member of our board of directors since 2000. Since 2006, Mr. Higgerson has held various consulting roles. Mr. Higgerson was a founding partner of ComVentures, a venture capital firm, from 1986 to 2005 and has been a general partner with Vanguard Venture Partners, a venture capital firm, since 1991. Previously, he was a director of research for Hambrecht & Quist and a director of the communications group at L.F. Rothschild, Unterberg, Towbin. Mr. Higgerson currently serves on the board of directors and audit committee of YOU On Demand Holdings, Inc., a public company, and served on the board of directors and compensation and the governance and nominating committees of Aviat Networks, Inc., a public company, from 2006 until January 2015. Mr. Higgerson also serves as a director of the privately held companies Agiliance, Geronimo Energy, Conduce, Ormet Circuits and Cafex. Mr. Higgerson holds a B.S. from the University of Illinois and an M.B.A. from the University of California at Berkeley. We believe that Mr. Higgerson’s experience as an investor in, and board member of, numerous telecommunications companies makes him a valuable member of our board of directors.

Clinton W. Bybee has served as a member of our board of directors since 2007 and previously served as a member of our board of directors from 1998 to 2003. Mr. Bybee is a co-founder and Managing Director of ARCH Venture Partners, a venture capital firm organized in 1988. Mr. Bybee concentrates primarily on advanced materials, electronics, semiconductors, photonics and infrastructure businesses. Mr. Bybee has helped organize, finance and develop numerous companies and is a board member of Cambrios Technologies, Siluria Technologies, Semprius, Cooledge Lighting and Impinj, among others, all of which are privately-held companies. Mr. Bybee is an organizing member of the Texas Venture Capital Association and currently serves as its president. Previously, Mr. Bybee held various engineering positions with Amoco Corporation. Mr. Bybee holds an M.B.A. from the University of Chicago and a B.S. in petroleum engineering from Texas A&M University. We believe that Mr. Bybee’s extensive experience as an investor in, and board member of, a variety of businesses, as well as his financial expertise, makes him a valuable member of our board of directors.

John McLaren has served as a member of our board of directors since 2008. Since 1994, Mr. McLaren has served as the Chairman and as a member of the board of directors of the Barchester Group, a provider of strategic and corporate financial advice to boards of directors. Mr. McLaren currently serves as a director and a member of the remuneration committee for the public company Torotrak plc. He also serves as a director for the privately held companies Macallan Distillers Limited, Buddi Limited and Eagle E-types Limited, and recently served as a director of Morrison Bowmore Distillers Limited. Previously, Mr. McLaren served as director for Morgan Grenfell and Deutsche Bank, as a director of the investment banking firm Barings, and a general partner of the venture capital firm Hambrecht & Quist Venture Partners. Mr. McLaren also has published numerous novels and is a member of the London Symphony Orchestra Advisory Board and the founder and chairman of Masterprize, a competition for symphonic composition. Mr. McLaren holds a B.A. in law from Durham University. We believe that Mr. McLaren’s experience in investment banking, international venture capital and finance makes him a valuable member of our board of directors.

Kevin J. Martin has served as a member of our board of directors since 2009. Since May 2015, Mr. Martin has served as the vice president for mobile and global access policy for Facebook, Inc., an online social networking service. Prior to joining Facebook, Mr. Martin was a partner and co-chair of the telecommunications practice at Squire Patton Boggs, an international law firm, from 2009 to 2015. Previously, Mr. Martin served as Chairman of the U.S. Federal Communications Commission, or FCC, from March 2005 to January 2009 and as an FCC commissioner from 2001 to 2005. Prior to joining the FCC as a Commissioner in 2001, Martin served at the White House as a Special Assistant to the President for Economic Policy and on the staff of the National Economic Council. Before serving in government, Mr. Martin worked for several years in private practice at the Washington, D.C. law firm of Wiley, Rein & Fielding. Mr. Martin holds a B.A. from the University of North Carolina at Chapel Hill, a Masters in Public Policy from Duke University and a J.D. from Harvard Law School. He is a member of the District of Columbia Bar and the Federal Communications Bar Association. We believe that Mr. Martin’s extensive experience in the telecommunications industry and government makes him a valuable member of our board of directors.

Barry A. Fromberg has served as a member of our board of directors since 2010. Since June 2010, Mr. Fromberg has served as Chief Financial Officer of Hospitalists Now, Inc., a technology-enabled healthcare services company. Prior to that, Mr. Fromberg was Chief Financial Officer of Goodman Networks, Inc., a telecommunications services company, from March 2010 through May 2010. Mr. Fromberg served as Executive Vice President and Chief Financial Officer of Dean Foods Company, a food and beverage company, from 1998 until 2006. From 1995 to 1998, Mr. Fromberg served as Chairman and Chief Executive Officer of a subsidiary of Paging Network, Inc., a provider of wireless communications services; and from 1993 to 1995 he was Senior Vice President and Chief Financial Officer of Paging Network, Inc. He served as Executive Vice President and Chief Financial Officer of Simmons Communications, Inc., a cable television operator, from 1987 to 1993. He is a Certified Public Accountant. Since 2006, Mr. Fromberg has served on the board of directors of Constellation Brands, Inc., a public company, where he currently serves as chairman of the audit committee. Mr. Fromberg also serves as a director of Hospitalists Now. Mr. Fromberg holds a B.A. in accounting and an M.B.A. from the Wharton School of the University of Pennsylvania and is a member of the National Association of Corporate Directors. We believe that Mr. Fromberg’s financial and accounting expertise, as well as his management experience in a variety of industries, makes him a valuable member of our board of directors.

Board Composition

Our board of directors is currently comprised of seven members. Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors has determined that Dr. Bayless and Messrs. Bybee, Fromberg, Higgerson, Martin, and McLaren are independent directors as defined in accordance with the listing requirements of The NASDAQ Global Market. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Selection Arrangements

Each of Dr. Bayless and Messrs. Bybee, Fromberg, Higgerson, Martin, and McLaren were elected to our board of directors according to the provisions our current preferred stockholder agreement, as amended, which entitles certain holders of our preferred stock to elect five directors. This right and the preferred stockholder agreement will terminate upon the completion of this offering, and there will be no further obligation to which we are a party regarding the election of our directors.

Classified Board

In accordance with the amended and restated certificate of incorporation and the amended and restated bylaws, each to be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes of directors, each serving a staggered three-year term. As a result, commencing with our 2016 annual meeting of stockholders, one class, which will be comprised of only a portion of our board of directors, will be elected at each annual meeting for three-year terms. Our board of directors will be classified as follows:

•	Jon W. Bayless and Clinton W. Bybee will be designated Class I directors whose term will expire at the 2016 annual meeting of stockholders;

•	Clifford H. Higgerson and Kevin J. Martin will be designated Class II directors whose term will expire at the 2017 annual meeting of stockholders; and

•	Jon R. Hopper, John McLaren and Barry A. Fromberg will be designated Class III directors whose term will expire at the 2018 annual meeting of stockholders.

The classification of the board of directors may have the effect of delaying or preventing a change of our management or a change in control. Our amended and restated certificate of incorporation will provide that any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Committees of Our Board of Directors

Our board of directors has established an audit committee, compensation committee and a nominating and governance committee.

Audit Committee

Our audit committee consists of Messrs. Fromberg (chairman), Higgerson and Bybee. Our board of directors has determined that each member of our audit committee meets the requirements for audit committee independence purposes and financial literacy under the rules and regulations of the SEC and the listing requirements of The NASDAQ Global Market, and that Mr. Fromberg qualifies as an audit committee financial expert, under SEC rules and regulations and the financial sophistication requirements of The NASDAQ Global Market.

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining and overseeing our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing, with our independent auditors, all critical accounting policies and procedures, any accounting adjustments proposed by our independent auditors and any material communications from our independent auditors to management;

•	reviewing with management the adequacy and effectiveness of our internal control structure and procedures for financial reports;

•	reviewing and discussing with management and our independent auditors our annual audited financial statements and any certification, report, opinion or review rendered by our independent auditors;

•	reviewing and investigating conduct alleged to be in violation of our code of conduct and establishing procedures for our receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	preparing the audit committee report required in our annual proxy statement;

•	reviewing the appointment, organization, budget, staffing and charter of the internal audit function, and the annual internal audit plan, and reviewing with management any reports of the internal audit function; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, complies with the applicable requirements of the NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Messrs. Higgerson (chairman), Martin and McLaren. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of The NASDAQ Global Market, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	reviewing and approving the following for our chief executive officer and our other executive officers: salaries, bonuses, incentive compensation, equity awards benefits and perquisites;

•	recommending the establishment and terms of our incentive compensation plans and equity compensation plans, and administering such plans;

•	recommending compensation programs for directors;

•	preparing disclosures regarding executive compensation and any related reports required by the rules of the SEC;

•	making and approving grants of options and other equity awards to all executive officers, directors and all other eligible individuals; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, complies with the applicable requirements of The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

Upon completion of this offering, our nominating and governance committee will consist of Dr. Bayless and Mr. McLaren. Our board of directors has determined that each designated member of our nominating and corporate governance committee meets the requirements for independence under the requirements of The NASDAQ Global Market and SEC rules and regulations.

Our nominating and corporate governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying qualified director nominees and recommending nominees for each annual meeting of stockholders;

•	developing, recommending and reviewing corporate governance principles and a code of conduct applicable to us;

•	assisting the board in its evaluation of the performance of our board of directors and each committee thereof;

•	recommending corporate governance principles and a code of conduct; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Our board of directors has adopted a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee’s charter and functioning, will comply with the applicable requirements of The NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our audit committee, compensation committee and nominating and corporate governance committee charters will be posted on the investor relations portion of our website at http://www.xtera.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Code of Ethics and Business Conduct

Our board of directors has adopted a code of business conduct and ethics. The code of business conduct and ethics will apply to all of our employees, officers, and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics will be posted on the investor relations portion of our website at http://www.xtera.com. We intend to disclose future amendments to our code of business conduct and ethics, or certain waivers of such provisions, at the same location on our website identified above and also in our public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

We have not historically paid any cash compensation to our directors for their services as directors or as members of committees of our board of directors. However, we reimburse certain non-employee directors direct expenses of attending board and committee meetings.

We have granted stock options to certain of our directors for their services as members of our board. The following table presents the total stock options granted and outstanding for each of our non-employee directors at September 30, 2014:

Name	Number of Stock Options (#) Outstanding	Grant Date Fair Value of Stock Option Awards ($)(1)	Option Expiration Date
Jon W. Bayless	—	—	—
Clifford H. Higgerson	—	—	—
Clinton W. Bybee	—	—	—
John McLaren	200,000	11,604	02/01/2022
Kevin J. Martin	450,000 250,000	5,310 8,450	02/01/2022 04/20/2020
Barry A. Fromberg	200,000 500,000	2,360 17,510	02/01/2022 04/20/2020

(1)	Amounts reported represent the aggregate grant date fair value of stock options without regards to forfeitures granted and outstanding to the non-employee members of our board of directors as of September 30, 2014 under our Stock Plan, computed in accordance with ASC 718. The valuation assumptions used in calculating the fair value of the stock options is set forth in “Note 14 of Notes to Consolidated Financial Statement—Share-Based Compensation.” This amount does not reflect the actual economic value realized by the director.

We intend to adopt a policy pursuant to which, following the completion of this offering, each non-employee director who is not affiliated with any of our stockholders will receive an annual fee of $            . Independent non-employee directors will receive an additional $             annually for serving on our Audit Committee, an additional $             annually for serving on our Compensation Committee and an additional $             annually for serving on our Nominating and Corporate Governance Committee. The chairman of our Audit Committee will receive an additional $             annually, the chairman of our Compensation Committee will receive an additional $             annually and the chairman of our Nominating and Corporate Governance Committee will receive an additional $             annually. We intend to adopt a program pursuant to which, following the completion of this offering, our independent non-employee directors will receive equity awards. Members of our board of directors will continue to be reimbursed for travel and other out-of-pocket expenses in connection with attending meetings.

Compensation Committee Interlocks and Insider Participation

No current member of our compensation committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents compensation information for the fiscal year ended September 30, 2014 paid to or accrued for our principal executive officer and our two other most highly compensated persons serving as executive officers as of September 30, 2014. We refer to these executive officers as our “named executive officers.”

Name & Principal Position	Fiscal Year	Salary ($)	All Other Compensation ($)(1)	Total ($)
Jon R. Hopper President and Chief Executive Officer	2014	394,614	28,536	423,150

Gary Otake Senior Vice President, Global Sales	2014	407,732	9,411	417,143

Les Barkley Executive Vice President and Managing Director, EMEA	2014	273,077	29,725	302,802

(1)	Consists of premiums paid for medical, dental, short-term disability, long term disability and life and accidental death and dismemberment insurance.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock option awards held by our named executive officers at September 30, 2014.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Number of Securities Underlying Exercised Options That Have Not Vested(2)		Option Exercise Price ($)		Option Expiration Date
Jon R. Hopper President and Chief Executive Officer	2,625,000 2,551,824	(3) (4)	— —	975,000 —	(3)	$ $	0.02 0.06	10/12/2021 4/20/2020

Gary Otake Senior Vice President, Global Sales	175,000	(5)	—	65,000	(5)		$0.02	10/13/2021

Les Barkley Executive Vice President and Managing Director, EMEA	791,667	(6)	—	208,333	(6)		$0.02	10/13/2021

(1)	Shares of common stock.
(2)	Shares of common stock acquired pursuant to the early exercise of options, but which were unvested and therefore subject to our right of repurchase as of September 30, 2014.
(3)	This option grant vested as to 1/48 of the total option grant monthly, beginning on October 13, 2011.
(4)	This option grant vested as to 1/48 of the total option grant monthly, beginning on October 22, 2008.
(5)	This option grant vested as to 1/48 of the total option grant monthly, beginning on October 13, 2011.
(6)	This option grant vested as to 1/4 of the total option grant on July 1, 2012, and thereafter as to 1/48 of the total option grant monthly.

Employment Agreements

We do not currently have any employment agreements with our named executive officers. However, we have entered into offer letters with certain of our named executive officers, as described below. All of our named executive officers are employed on an at-will basis, with no fixed term of employment.

Jon Hopper

Mr. Hopper is party to an offer letter with us dated January 29, 2004. He is eligible to receive an annual bonus between 50 and 100% of his base salary upon the achievement of certain corporate objectives as determined by our board of directors. Pursuant to the offer letter, Mr. Hopper also received an option to purchase 2,300,000 shares of our common stock.

Gary Otake

Mr. Otake is a party to an offer letter with us dated May 27, 2004. He is eligible to receive an annual bonus between 50% and 100% of his base salary upon the achievement of certain corporate objectives as determined by our chief executive officer. Pursuant to the offer letter, Mr. Otake also received an option to purchase 500,000 shares of our common stock.

Les Barkley

Mr. Barkley is party to an offer letter with us dated June 21, 2011. He is eligible to receive an annual bonus equal to 50% of his base salary upon the achievement of certain corporate objectives as determined by our board of directors. Pursuant to the offer letter, Mr. Barkley also received an option to purchase 1,000,000 shares of our common stock.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Delaware law, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	For any breach of a duty of loyalty to us or our stockholders;

•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	For any transaction from which the director derived an improper benefit; or

•	For an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. The amended and restated certificate of incorporation and bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, the amended and restated certificate of incorporation and amended and restated bylaws, for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

Benefit Plans

1999 Stock Plan

On November 4, 1999, our board of directors approved the 1999 Stock Plan. The 1999 Stock Plan originally provided for a 10-year term. Our board of directors approved an amendment to the 1999 Stock Plan extending the term to December 31, 2010, which our stockholders approved on December 8, 2009. The 1999 Stock Plan authorizes the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and subsidiary corporations’ employees, and for the granting of non-statutory stock options and stock purchase rights to our employees, directors and consultants.

We have reserved a total of 8,399,840 shares of our common stock for issuance in connection with the 1999 Stock Plan. The number of shares authorized to be issued under the 1999 Stock Plan, as well as the price per share of common stock covered by each outstanding option or stock purchase right, are subject to adjustments for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

Our board of directors (sometimes acting through our compensation committee) administers the 1999 Stock Plan, grants awards and makes all other determinations necessary or advisable for the administration of the 1999 Stock Plan. The administrator has the power to determine the terms of the awards, including, but not limited to, the fair market value and exercise price, the number of shares subject to each such award, any vesting acceleration or waiver or forfeiture restrictions, the form of consideration payable upon exercise and the forms of agreement for use under the 1999 Stock Plan. The administrator may adopt a program to exchange outstanding options for options with a lower exercise price.

A stock option grant under the 1999 Stock Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code or a non-qualified stock option that does not comply with those requirements. Incentive stock options may only be made to our employees and subsidiary corporations’ employees. Stock options must have exercise prices per share that are equal to at least 100% of the fair market value of an underlying share of common stock on the date of grant and must have a term that does not exceed ten years from the grant date. If the optionee owns stock representing more than 10% of the voting power of all classes of our outstanding stock or that of any subsidiary corporation, then any incentive stock option issued to the optionee must have a term not greater than five years from the date of grant and an exercise price of no less than 110% of the fair market value of an underlying share of common stock on the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration date of its term.

In the event of our merger with or into another corporation or the sale of substantially all our assets, a successor corporation may assume or substitute for each outstanding option and stock purchase right. If the successor corporation refuses to assume or substitute for the outstanding options and stock purchase rights, the optionee shall fully vest in and have the right to exercise all of the option or stock purchase right for a period of 15 days.

The 1999 Stock Plan expired on December 31, 2010, and no future grants of stock options shall be made under the 1999 Stock Plan. At June 30, 2015, there were issued and outstanding stock options to purchase 8,399,840 shares of our common stock under the 1999 Stock Plan. Our 1999 Stock Plan continues to govern the terms and conditions of all outstanding equity awards granted under the 1999 Stock Plan. To the extent that any option granted under the 1999 Stock Plan is forfeited or cancelled for any reason or is settled in cash in lieu of shares of stock, the shares of stock allocable to such portion of the option granted under the 1999 Stock Plan shall become available for the grant of awards under the 2011 Equity Incentive Plan described below.

2011 Stock Plan

On September 22, 2011, our board of directors approved the 2011 Stock Plan, which was approved by the stockholders on September 22, 2011. The 2011 Stock Plan provided for a 10-year term. The 2011 Stock Plan authorizes the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and subsidiary corporations’ employees, and for the granting of non-statutory stock options and stock purchase rights to our employees, directors and consultants.

We have reserved a total of 16,000,000 shares of our common stock for issuance in connection with the 2011 Stock Plan, plus the number of shares terminated, canceled or forfeited under the 1999 Stock Plan, for a total of 19,351,104 shares. The number of shares authorized to be issued under the 2011 Stock Plan, as well as the price per share of common stock covered by each outstanding option or stock purchase right, are subject to adjustments for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

Our board of directors (sometimes acting through our compensation committee) administers the 2011 Stock Plan, grants awards and makes all other determinations necessary or advisable for the administration of the 2011 Stock Plan. The board of directors may amend or terminate the 2011 Stock Plan at any time. The board has the power to determine the terms of the awards, including, but not limited to, the fair market value and exercise price, the number of shares subject to each such award, any vesting acceleration or waiver or forfeiture restrictions, the form of consideration payable upon exercise and the forms of agreement for use under the 2011 Stock Plan. Under certain circumstances, options may be granted at an exercise price lower than the applicable minimum exercise price under the 2011 Stock Plan pursuant to an assumption or substitution that would qualify under Section 409A or Section 424(a) of the Internal Revenue Code.

A stock option grant under the 2011 Stock Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code or a non-qualified stock option that does not comply with those requirements. Incentive stock options may only be made to our employees and subsidiary corporations’ employees. Stock options must have exercise prices per share that are equal to at least 100% of the fair market value of an underlying share of common stock on the date of grant and must have a term that does not exceed ten years from the grant date. If the optionee owns stock representing more than 10% of the voting power of all classes of our outstanding stock or that of any subsidiary corporation, then any incentive stock option issued to the optionee must have a term not greater than five years from the date of grant and an exercise price of no less than 110% of the fair market value of an underlying share of common stock on the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration date of its term.

The board may provide for accelerated exercisability or vesting of awards upon a change in control of us. An acquirer of us may choose, without the consent of any award recipient, to assume outstanding awards, subject to certain adjustments as determined by the board with the consent of the award recipient. In the event of a change of control of us, the board may, without the consent of any award recipient, cancel outstanding awards in exchange for cash, stock or other consideration, subject to certain restrictions.

As of June 30, 2015, we had reserved 19,351,104 shares of our common stock for issuance under our 2011 Stock Plan. As of June 30, 2015, options to purchase 351,794 of these shares had been exercised, options to purchase 13,353,918 of these shares remained outstanding and 4,121,264 of these shares remained available for future grant. The options outstanding as of June 30, 2015 had a weighted average exercise price of $0.0775 per share.

2015 Equity Incentive Plan

Our 2015 Equity Incentive Plan, or 2015 Plan, was approved by our board of directors and our stockholders in                     , 2015. It is intended to make available incentives that will assist us to attract, retain and motivate employees (including officers), consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

A total of             shares of our common stock was initially authorized and reserved for issuance under the 2015 Plan. This reserve will automatically increase on January 1, 2016 and each subsequent anniversary through 2025, by an amount equal to the smaller of (a)    % of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors. This reserve will be increased to include any shares remaining available under our 2011 Stock Plan at the time of its termination or issuable upon exercise of options granted under our 2011 Stock Plan that expire or terminate without having been exercised in full.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2015 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2015 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations and the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2015 Plan.

The 2015 Plan is generally administered by our Compensation Committee. Subject to the provisions of the 2015 Plan, our Compensation Committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. Our Compensation Committee has the authority to construe and interpret the terms of the 2015 Plan and awards granted under it. The 2015 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2015 Plan.

The 2015 Plan authorizes our Compensation Committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the 2015 Plan to our employees (including officers), directors or consultants, or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•	Stock Options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•	Stock Appreciation Rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

•	Restricted Stock. We may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•	Restricted Stock Units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

•

Performance Shares and Performance Units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator may establish the applicable performance goals based on one or more measures of business performance enumerated in the 2015 Plan, such as net revenues, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•	Cash-Based Awards and Other Stock-Based Awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2015 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2015 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. Our Compensation Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2015 Plan will also authorize our Compensation Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2015 Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2015 Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

401(k) Plan

We maintain a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our U.S. employees are eligible to participate in the 401(k) plan immediately on the date they commence employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in the fiscal year ended September 30, 2014, and have the amount of the reduction contributed to the 401(k) plan. We may, in our sole discretion, make qualified matching employer contributions on behalf of our employees who are eligible to participate in the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since October 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Note Issuances

In December 2012 and August 2013, we entered into note purchase agreements, as amended, pursuant to which we issued approximately $27.0 million of convertible promissory notes. Convertible notes with approximately $25.9 million of principal were issued pursuant to the August 2013 note purchase agreement, or the 2013 Notes, and convertible notes with approximately $1.1 million of principal were issued pursuant to the December 2012 note purchase agreement, or the 2012 Notes. Both the 2012 Notes and the 2013 Notes carried an annual interest rate of 6% and were subordinated to the interests of our credit facilities with Square 1 Bank and Horizon Technology Finance Corporation. The 2013 Notes provided that they would convert (i) into shares of the Company’s equity securities at the option of the holders of at least two-thirds of the outstanding principal and interests of the notes on terms mutually agreed upon by such holders and us or (ii) into shares of our common stock immediately prior to our initial public offering at a 66 2/3% discount to the anticipated fair market value of our common stock in the offering. The 2012 Notes provided that they would convert into shares of our equity securities at the option of the holders of at least two-thirds of the outstanding principal and interests of the notes on terms mutually agreed upon by such holders and the us. All of the 2012 Notes and 2013 Notes provided that upon a Liquidation Event (as defined in our amended and restated certificate of incorporation in effect prior to this offering), the notes would become due and payable in an amount equal to four times the principal balance of the notes plus all accrued but unpaid interest. All of the 2012 Notes and 2013 Notes became due and payable on February 12, 2015. On August 25, 2015, all of the 2012 Notes and 2013 Notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. See “Note Conversion” below for additional information.

In June 2014, we issued $2.0 million of demand notes, the 2014 Demand Notes, to existing investors. The 2014 Demand Notes carried an annual interest rate of 12% and were subordinated to the interests of our credit facilities with Square 1 Bank and Horizon Technology Finance Corporation. The 2014 Demand Notes, as amended, were payable upon demand at any time on or after July 15, 2014 and matured on February 12, 2015. On August 25, 2015, all of the 2014 Demand Notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. Prior to the cancellation of the 2014 Demand Notes, the notes were amended to provide that they would automatically convert into shares of the our equity securities at the option of the holders of at least seventy-five percent of the outstanding principal and interests of the demand notes on terms mutually agreed upon by such holders and us. See “Note Conversion” below for additional information.

In addition, in June 2015, we issued $4.8 million of demand notes, the 2015 Demand notes, to certain existing investors. The 2015 Demand Notes carried an annual interest rate of 12% and were subordinated to the interests of our credit facilities with Square 1 Bank and Horizon Technology Finance Corporation. The 2015 Demand Notes were payable upon demand at any time on or after July 1, 2015 and would have matured on October 31, 2015. On August 25, 2015, all of the 2015 Demand Notes were cancelled in exchange for the issuance of shares of our Series E-3 preferred stock. Prior to the cancellation of the 2014 Demand Notes, the notes were amended to provide that they would automatically convert into shares of the our equity securities at the option of the holders of at least seventy-five percent of the outstanding principal and interests of the demand notes on terms mutually agreed upon by such holders and us. See “Note Conversion” below for additional information.

Certain of the issued convertible notes and demand notes, respectively, were purchased by members of our board of directors, executive officers and holders of more than 5% of any class of our voting securities at the time of purchase. The table below summarizes these purchases:

Purchaser	Aggregate Principal of 2012 Notes	Aggregate Principal of 2013 Notes	Aggregate Principal of 2014 Demand Notes	Aggregate Principal of 2015 Demand Notes
Entities affiliated with ARCH Venture Partners(1)	—	$4,500,000	$500,000	$2,000,000
Entities affiliated with New Enterprise Associates(2)	—	5,000,000	—	2,000,000
Entities affiliated with Sevin Rosen Funds(3)	—	1,000,000	—	—
Entities affiliated with the Wellcome Trust(4)	—	3,000,000	250,000	—
Jon R. Hopper(5)	$350,000	3,037,430	125,000	—
Clifford H. Higgerson(6)	—	1,599,164	375,000	300,000
Jon W. Bayless(7)	—	238,291	250,000	—
Gary Otake(8)	—	200,000	—	—
An entity affiliated with Les Barkley(9)	—	200,000	—	—

Total:	$350,000	$18,774,855	$1,500,000	$4,300,000

(1)	Entities affiliated with ARCH Venture Partners hold greater than 5% of our voting securities and are affiliated with Clinton W. Bybee, a member of our board of directors.
(2)	Entities affiliated with New Enterprise Associates hold greater than 5% of our voting securities.
(3)	Entities affiliated with Sevin Rosen Funds hold greater than 5% of our voting securities and are affiliated with Jon W. Bayless, a member of our board of directors.
(4)	Entities affiliated with the Wellcome Trust hold greater than 5% of our voting securities.
(5)	Includes $350,000 of 2012 Notes held by the Estate of Donald W. Brooks. Jon R. Hopper is the executor of the Estate of Donald W. Brooks and as such, he may be deemed to have voting and dispositive power over the shares held by such estate. Mr. Hopper subsequently transferred the $125,000 2014 Demand Note he purchased to Gary Otake. Mr. Hopper is our chief executive officer and a member of our board of directors.
(6)	Clifford H. Higgerson is a member of our board of directors.
(7)	Jon W. Bayless is a member of our board of directors and affiliated with Sevin Rosen Funds, a holder of greater than 5% of our voting securities.
(8)	Gary Otake is our Senior Vice President, Global Sales.
(9)	Les Barkley is our Executive Vice President and Managing Director, EMEA.

Note Conversion

On August 25, 2015, we entered into a stock purchase agreement with holders of the 2012 Notes, the 2013 Notes, the 2014 Demand Notes and the 2015 Demand Notes, collectively, the Notes, pursuant to which all outstanding principal and interest under the Notes was cancelled in exchange for the issuance of 114,679,639 shares of a new series of preferred stock, our Series E-3 preferred stock, at a purchase price of $0.329 per share for an aggregate purchase price of $37.7 million, all of which was satisfied through the cancellation of the indebtedness under the Notes. The transaction was approved by a special committee of our board of directors consisting of disinterested, independent directors Prior to the cancellation of the Notes, the 2014 Demand Notes and 2015 Demand Notes were also amended to provide that they would automatically convert into shares of the our equity securities at the option of the holders of at least seventy-five percent of the outstanding principal and interests of the 2014 Demand Notes and 2015 Demand Notes, respectively, on terms mutually agreed upon by such holders and us.

A portion of the shares of Series E-3 preferred stock issued upon cancellation of the Notes was issued to certain members of our board of directors, executive officers and holders of more than 5% of any class of our voting securities at the time of the issuance, including entities that became holders of more than 5% of any class of our voting securities as a result of the issuance. The table below summarizes these issuances:

Investor	Shares of Series E-3 Preferred	Total Purchase Price
Entities affiliated with New Enterprise Associates(1)	23,570,966	$7,754,848
Entities affiliated with ARCH Venture Partners(2)	23,378,104	7,691,396
Entities affiliated with VantagePoint Capital Partners(3)	16,249,398	5,346,052
Entities affiliated with the Wellcome Trust(4)	11,347,876	3,733,451
Entities affiliated with Sevin Rosen Funds(5)	3,412,497	1,122,712
Jon R. Hopper(6)	11,561,630	3,803,776
Clifford H. Higgerson(7)	7,695,718	2,531,891
Jon W. Bayless(8)	1,679,338	552,502
Gary Otake(9)	1,126,967	370,772
An entity affiliated with Les Barkley(10)	660,465	217,293

Total:	100,682,959	$33,124,693

(1)	Entities affiliated with New Enterprise Associates hold greater than 5% of our voting securities.
(2)	Entities affiliated with ARCH Venture Partners hold greater than 5% of our voting securities and are affiliated with Clinton W. Bybee, a member of our board of directors.
(3)	Entities affiliated with VantagePoint Capital Partners holder greater than 5% of our voting securities.
(4)	Entities affiliated with the Wellcome Trust hold greater than 5% of our voting securities.
(5)	Entities affiliated with Sevin Rosen Funds hold greater than 5% of our voting securities and are affiliated with Jon W. Bayless, a member of our board of directors.
(6)	Includes 1,227,513 shares of Series E-3 Preferred, with a purchase price of $403,852, held by the Estate of Donald W. Brooks. Jon R. Hopper is the executor of the Estate of Donald W. Brooks and as such, he may be deemed to have voting and dispositive power over the shares held by such estate. Mr. Hopper is our chief executive officer and a member of our board of directors.
(7)	Clifford H. Higgerson is a member of our board of directors.
(8)	Jon W. Bayless is a member of our board of directors and affiliated with Sevin Rosen Funds, a holder of greater than 5% of our voting securities.
(9)	Gary Otake is our Senior Vice President, Global Sales.
(10)	Les Barkley is our Executive Vice President and Managing Director, EMEA.

Warrant Exercises

In connection with convertible notes issued in a bridge financing that closed on April 22, 2011, we issued warrants to purchase a total of 3,116,801 shares of our common stock to several individuals and entities. The warrants were immediately exercisable on issuance and were to expire on the earlier of April 22, 2021, or the consummation of this offering. The exercise price was $0.01 per share. In September 2015, all outstanding warrants for shares of our common stock were exercised in exchange for cash by the warrant holders, including by certain members of our board of directors and holders of more than 5% of any class of our voting securities at the time of exercise. The table below summarizes these exercises:

Warrant Holder	Shares of Common Stock Issued Upon Exercise	Total Exercise Price
An entity affiliated with ARCH Venture Partners(1)	204,918	$2,049
An entity affiliated with New Enterprise Associates(2)	819,672	8,197
An entity affiliated with The Wellcome Trust(3)	1,598,360	15,984
Entities affiliated with Sevin Rosen Funds(4)	409,835	4,098
Clifford H. Higgerson(5)	81,967	820

Total:	3,114,752	$31,148

(1)	Entities affiliated with ARCH Venture Partners hold greater than 5% of our voting securities and are affiliated with Clinton W. Bybee, a member of our board of directors.
(2)	Entities affiliated with New Enterprise Associates hold greater than 5% of our voting securities.
(3)	Entities affiliated with The Wellcome Trust hold greater than 5% of our voting securities.
(4)	Entities affiliated with Sevin Rosen Funds hold greater than 5% of our voting securities and are affiliated with Jon W. Bayless, a member of our board of directors.
(5)	Clifford H. Higgerson is a member of our board of directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. See the section entitled “Management—Limitations of Liability; Indemnification of Directors and Officers.”

Investors Rights Agreement

We have entered into a second amended and restated investors’ rights agreement, as amended, with certain of our stockholders, including Clifford H. Higgerson, Jon W. Bayless and Jon R. Hopper and entities affiliated with ARCH Venture Partners, New Enterprise Associates, Sevin Rosen Funds, VantagePoint Capital Partners and The Wellcome Trust. Dr. Bayless, an affiliate of Sevin Rosen Funds, Clinton W. Bybee, an affiliate of ARCH Venture Partners, Mr. Higgerson and Mr. Hopper are all members of our board of directors. The second amended and restated investors’ rights agreement provides, among other things, that:

•	such stockholders are granted certain registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of our preferred stock;

•	we are obligated to deliver periodic financial statements to certain stockholders; and

•	a preemptive right is granted to participate in sales of our shares by us, subject to specified exceptions, to certain stockholders.

For more information regarding the registration rights provided in this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” The provisions of this agreement related to preemptive rights will terminate upon completion of this offering. This summary discusses certain material provisions of the amended and restated investors’ rights agreement and is qualified by the amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

We have entered into a second amended and restated voting agreement, as amended, with certain of our stockholders, including Clifford H. Higgerson, Jon W. Bayless and Jon R. Hopper and entities affiliated with ARCH Venture Partners, New Enterprise Associates, Sevin Rosen Funds, VantagePoint Capital Partners and The Wellcome Trust. Dr. Bayless, an affiliate of Sevin Rosen Funds, Clinton W. Bybee, an affiliate of ARCH Venture Partners, Mr. Higgerson and Mr. Hopper are all members of our board of directors. The voting agreement provides, among other things, for the voting of shares with respect to certain transactions approved by a majority of the holders of our outstanding preferred stock.

This agreement will terminate upon completion of this offering. This is not a complete description of the amended and restated voting agreement and is qualified by the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Preferred Stockholder Agreement

We have entered into a preferred stockholder agreement, as amended, with certain of our stockholders, including Clifford H. Higgerson, Jon W. Bayless and Jon R. Hopper and entities affiliated with ARCH Venture Partners, New Enterprise Associates, Sevin Rosen Funds, VantagePoint Capital Partners and The Wellcome Trust. Dr. Bayless, an affiliate of Sevin Rosen Funds, Clinton W. Bybee, an affiliate of ARCH Venture Partners, Mr. Higgerson and Mr. Hopper are all members of our board of directors. The preferred stockholder agreement, among other things:

•	Provides for the voting of shares with respect to the constituency of the board of directors;

•	Grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders; and

•	Grants certain of our investors certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

This agreement will terminate upon completion of this offering. This is not a complete description of the preferred stockholder agreement and is qualified by the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Prior Stockholder Agreement

Prior to our current preferred stockholder agreement, we entered into a stockholder agreement, as amended, with certain of our stockholders, including Clifford H. Higgerson, Jon W. Bayless and Jon R. Hopper and entities affiliated with ARCH Venture Partners, New Enterprise Associates and Sevin Rosen Funds. Dr. Bayless, an affiliate of Sevin Rosen Funds, Clinton W. Bybee, an affiliate of ARCH Venture Partners, Mr. Higgerson and Mr. Hopper are all members of our board of directors. The prior stockholder agreement remains outstanding with respect to the stockholders party thereto, except to that to the extent that a stockholder is party to both the prior stockholder agreement and the current preferred stockholder agreement, the terms of the current preferred stockholder agreement control if they conflict with the terms of the prior stockholder agreement. The prior stockholder agreement, among other things:

•	Provides for the voting of shares with respect to the constituency of the board of directors;

•	Grants us certain rights of first refusal with respect to proposed transfers of our securities;

•	Grants certain of our investors certain rights of first refusal, rights of co-sale and put rights with respect to proposed transfers of our securities by certain stockholders;

The prior stockholder agreement will terminate upon completion of this offering. This is not a complete description of the prior stockholder agreement and is qualified by the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Policies and Procedures for Related Party Transactions

We plan to adopt a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post this related party transaction policy on our website.

PRINCIPAL STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of September 30, 2015, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	Each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	Each of our named executive officers;

•	Each of our current directors;

•	All of our current directors and current executive officers as a group; and

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of September 30, 2015, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options and warrants, but are not deemed to be outstanding for calculating the percentage ownership of any other person.

Applicable percentage ownership in the following table is based on 314,857,023 shares of common stock outstanding as of September 30, 2015, which gives effect to the conversion of all outstanding shares of preferred stock into 264,523,414 shares of common stock upon completion of this offering.

The table and footnotes set forth the number of shares held by, and the percentage beneficial ownership of, each stockholder based on              shares of common stock outstanding upon completion of this offering.

Unless otherwise indicated, the address of each of the individuals named below is c/o Xtera Communications, Inc., 500 W. Bethany Drive, Suite 100, Allen, Texas 75013.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After Exercise of Over-allotment
Name of Beneficial Owner	Number	Percentage (%)	Number	Percentage (%)	Number	Percentage (%)
5% Stockholders:
Entities affiliated with ARCH Venture Partners(1)	41,212,038	13.1%
Entities affiliated with New Enterprise Associates(2)	73,619,835	23.4%
Entities affiliated with Sevin Rosen Funds(3)	26,285,340	8.3%
Entities affiliated with VantagePoint Capital Partners(4)	19,587,354	6.2%
Entities affiliated with The Wellcome Trust(5)	48,693,054	15.5%

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Shares Beneficially Owned After Exercise of Over-allotment
Name of Beneficial Owner	Number	Percentage (%)	Number	Percentage (%)	Number	Percentage (%)
Named Executive Officers and Directors
Jon R. Hopper(6)	22,869,852	7.1%
Les Barkley(7)	1,660,465	*
Gary Otake(8)	2,125,744	*
Jon W. Bayless(9)	29,252,790	9.3%
Clifford H. Higgerson(10)	11,400,342	3.6%
Clinton W. Bybee(1)	41,212,038	13.1%
John McLaren(11)	700,000	*
Kevin J. Martin(12)	700,000	*
Barry A. Fromberg(13)	700,000	*
All executive officers and directors as a group (12 persons)(14)	119,247,315	36.1%

*	Beneficial ownership of less than 1% of outstanding shares.
(1)	Consists of 33,278 shares held by ARCH Entrepreneurs Fund, L.P., or AEF; 1,572,337 shares held by ARCH Venture Fund III, L.P., or AVF III; 1,736,905 shares held by ARCH Venture Fund IV, L.P., or AVF IV; 939,116 shares held by ARCH Venture Fund IVA, L.P., or AVF IVA; and 36,930,402 shares held by ARCH Venture Fund VI, L.P., or AVF VI. The sole general partner of AVF III is ARCH Venture Partners, LLC, or AVP LLC, which may be deemed to beneficially own the shares held by AVF III. AVP LLC disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of AVP LLC are Keith Crandell, Clinton W. Bybee, Steven Lazarus and Robert Nelsen, and as such, they may be deemed to have shared voting and dispositive power over the shares held by AVF III. Messrs. Crandell, Bybee, Lazarus and Nelsen disclaim beneficial ownership in such shares, except to the extent of any pecuniary interest therein. The sole general partner of AVF IV, AVF IVA, and AEF is ARCH Venture Partners IV, LLC, or AVP IV LLC, which may be deemed to beneficially own the shares held by AVF IV, AVF IVA, and AEF. AVP IV LLC disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of AVP IV LLC are Keith Crandell, Clinton W. Bybee, Steven Lazarus and Robert Nelsen, and as such, they may be deemed to have shared voting and dispositive power over the shares held by AVF IV, AVF IVA, and AEF. Messrs. Crandell, Bybee, Lazarus and Nelsen disclaim beneficial ownership in such shares, except to the extent of any pecuniary interest therein. The sole general partner of AVF VI is ARCH Venture Partners VI, L.P., or AVP VI LP, which may be deemed to beneficially own the shares held by AVF VI. The sole general partner of AVP VI LP is ARCH Venture Partners VI, LLC, or AVP VI LLC, which may be deemed to beneficially own the shares held by AVF VI. AVP VI LP and AVP VI LLC disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The managing directors of AVP VI LLC are Keith Crandell, Clinton W. Bybee and Robert Nelsen, and as such, they may be deemed to have shared voting and dispositive power over the shares held by AVF VI. Messrs. Crandell, Bybee, and Nelsen disclaim beneficial ownership in such shares, except to the extent of any pecuniary interest therein. Mr. Bybee is a member of our board of directors. The principal business address of entities and individuals affiliated with ARCH Venture Partners is 8725 W. Higgins Road Suite 290, Chicago, IL 60631.
(2)

Consists of 25 shares held by NEA Venture 2000 LP, or Ven 2000; 19,699,296 shares held by New Enterprise Associates 10, L.P., or NEA 10, and 53,920,514 shares held by New Enterprise Associates 9, L.P., or NEA 9, and warrants to purchase 819,672 shares held by NEA 9 and exercisable within 60 days of August 25, 2015. The shares directly held by Ven 2000 are indirectly held by Pamela J. Clark, the sole general partner of Ven 2000, who holds voting and dispositive power over the shares held by Ven 2000. The shares directly held by NEA 10 are indirectly held by NEA Partners 10, L.P., or NEA Partners 10, the sole general partner of NEA 10. Peter J. Barris, Scott D. Sandell and M. James Barrett are the general partners of NEA Partners 10 and share voting and investment power with respect to the shares held by NEA 10. The shares directly held by NEA 9 are indirectly held by NEA Partners 9, L.P., or NEA Partners 9, the sole general partner of NEA 9. Peter J. Barris is the sole general partner of NEA Partners 9 and shares voting and investment power with respect to the shares held by NEA 9. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(3)	Consists of 25,307,905 shares held by Sevin Rosen Fund VII LP, or SRFVII, 972,359 shares held by Sevin Rosen VII Affiliates Fund L.P., or SRVII AFF, and 5,076 shares held by Sevin Rosen Bayless Management Company, or SRBMC. SRB Associates VII L.P., or SRBAVII, is the general partner of SRFVII and SRVII AFF. SRBAVII disclaims beneficial ownership of the shares held by SRFVII and SRVII AFF except to the extent of its pecuniary interest therein. Dr. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Charles H. Phipps and Jackie R. Kimzey are general partners of SRBAVII and as such are deemed to have shared voting and dispositive power of the shares held by SRFVII and SRVII AFF, and each disclaims beneficial ownership of these shares, except to the extent of their proportionate interest in these shares. Dr. Bayless and Messrs. Domenik, Dow, Jaggers, Phipps and Kimzey are directors of SRBMC and as directors are deemed to have shared voting and dispositive power of the shares held by SRBMC and disclaim beneficial ownership except to the extent of his or her pecuniary interest, if any, in these shares. Dr. Bayless is a member of our board of directors. The principal address of each affiliated entity, Dr. Bayless and Messrs. Domenik, Dow, Jaggers, Phipps and Kimzey is 13355 Noel Road, Suite 1350, Dallas, TX 75240.
(4)	Consists of 17,746,149 shares held by VantagePoint Venture Partners IV (Q), L.P., 1,776,571 shares held by VantagePoint Venture Partners IV, L.P. and 64,634 shares held by VantagePoint Venture Partners IV Principals Fund, L.P. VantagePoint Venture Associates IV, L.L.C. is the general partner of these VantagePoint limited partnerships and may be deemed to have beneficial ownership of these shares. Alan E. Salzman, Chief Executive Officer of VantagePoint Management, Inc. and Managing Member of VantagePoint Venture Associates IV, L.L.C., may be deemed to beneficially own the shares subject to these shares. The address of the VantagePoint limited partnerships, VantagePoint Venture Associates IV, L.L.C. and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(5)	Consists of 46,225,144 shares held by Wellcome Trust Investments 2 Unlimited, and 2,467,910 shares held by The Wellcome Trust Limited as Trustee of the Wellcome Trust. Responsibility for the activities of The Wellcome Trust lies with the Board of Governors of The Wellcome Trust Limited, which comprises William Castell, Kay Davies, Tobias Bonhoeffer, Alan Brown, Damon Buffini, Michael Ferguson, Bryan Grenfell, Richard Hynes, Anne Johnson, Eliza Manningham-Buller and Peter Rigby. The Board of Governors share all voting and investment power with respect to the shares held by The Wellcome Trust Limited as trustee of the Wellcome Trust. Each of the members of the Board of Governors disclaims beneficial ownership of such shares. Responsibility for the activities of Wellcome Trust Investments 2 Unlimited lies with its board of directors, which comprises Danny Truell, Peter Pereira Gray, Nick Moakes and Susan Wallcraft. The board of directors share all voting and investment power with respect to the shares held by Wellcome Trust Investments 2 Unlimited. Each of the members of the board of directors disclaims beneficial ownership of such shares. Wellcome Trust Investments 2 Unlimited is a wholly-owned subsidiary of The Wellcome Trust Limited as trustee of the Wellcome Trust. The address of The Wellcome Trust Limited as trustee of the Wellcome Trust and of Wellcome Trust Investments 2 Unlimited is 215 Euston Road, London NW1 2BE, United Kingdom.
(6)	Includes 6,076,824 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015 and 4,195,535 shares held by the Estate of Donald W. Brooks. Mr. Hopper is the executor of the Estate of Donald W. Brooks and as such, he may be deemed to have voting and dispositive power over the shares held by such estate. Mr. Hopper is our President and Chief Executive Officer and a member of our board of directors.
(7)	Includes 1,000,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015. Mr. Barkley is our Executive Vice President and Managing Director, AMEA.
(8)	Includes 235,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015. Mr. Otake is our Senior Vice President, Global Sales.
(9)	Includes the shares held by entities affiliated with Sevin Rosen Funds. See footnote (3). Dr. Bayless is a member of our board of directors.

(10)	Mr. Higgerson is a member of our board of directors.
(11)	Includes 200,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015. Mr. McLaren is a member of our board of directors.
(12)	Includes 700,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015. Mr. Martin is a member of our board of directors.
(13)	Includes 700,000 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015. Mr. Fromberg is a member of our board of directors.
(14)	Includes 15,741,036 shares issuable upon the exercise of options exercisable within 60 days of September 30, 2015.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001, and              shares of undesignated preferred stock, par value $0.001.

Common Stock

As of June 30, 2015, there were 197,060,583 shares of common stock outstanding that were held of record by approximately 365 stockholders after giving effect to the conversion of our preferred stock into shares of common stock.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of Series A-3, B-3, C-3, D-3 and E-3 preferred stock will be converted into shares of common stock. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

In connection with convertible notes issued in a bridge financing closed on April 22, 2011, we issued warrants to purchase a total of 3,116,801 shares of our common stock to several individuals and entities, including Clifford H. Higgerson and entities affiliated with ARCH Venture Partners, New Enterprise Associates, Sevin Rosen Funds and the Wellcome Trust. The warrants were immediately exercisable on issuance and expired on the earlier of April 22, 2021 and the consummation of this offering. The exercise price was $0.01 per share. The warrants were exercised for cash in September 2015. For additional discussion of the exercises, see the section titled “Certain Relationships and Related Party Transactions.”

In connection with our term loan with Horizon, we issued a warrant to purchase 983,607 shares of our Series C-3 preferred stock to Horizon on May 10, 2011. Upon the conversion of all of our outstanding preferred stock into common stock in connection with this offering, the warrant will be exercisable for 983,607 shares of our common stock. The warrant was immediately exercisable on issuance and expires on May 10, 2021, or, if earlier, five years after the consummation of this offering. The exercise price is $1.22 per share.

In connection with our credit facility with Square 1 Bank, we issued a warrant to purchase 769,231 shares of our Series D-3 preferred stock to Square 1 Bank on January 16, 2015. Upon the conversion of all of our outstanding preferred stock to common stock in connection with this offering, the warrant will be exercisable for 769,231 shares of our common stock. The warrant was immediately exercisable on issuance and expires on January 16, 2025. The exercise price is $0.65 per share. The warrant has registration rights with respect to the shares of stock underlying the warrant.

Registration Rights

Upon completion of this offering, holders of an aggregate of 298,589,827 shares of common stock will be entitled to rights to register the shares held by them under the Securities Act pursuant to a second amended and restated investors’ rights agreement, as amended, among us and the holders of these securities. Additionally, if the warrant held by Square 1 Bank is exercised for shares of our common stock, Square 1 Bank will be entitled to the same registration rights as the holders of shares under the investors’ rights agreement. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions and limitations, that the underwriters may limit the number of shares to be included in the registration and in some cases exclude these shares entirely.

In addition, the holders of these shares may require us, at our expense and on not more than two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to affect the registration.

The holders of these registration rights have waived their contractual rights to include shares held by them in this offering and their rights to demand registration of their shares until the expiration of the lock-up period applicable to this offering.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes with staggered three-year terms. As a result, one class (i.e., approximately one-third of our board of directors) will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Board Vacancies Filled Only by Majority of Directors. Vacancies and newly created seats on our board may be filled only by a majority of the number of then-authorized members of our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Amendment of Charter Provisions. The amendment of certain of the above provisions in our amended and restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder”

for a period of three years after the date of the transaction in which the person became an interest stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our market price. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

The provisions of Delaware law and our amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (718) 921-8200.

Listing

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “XCOM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining             shares of common stock held by existing stockholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 under the Securities Act.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	shares will be eligible for sale upon completion of this offering;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon completion of this offering and shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-Up Agreements and Obligations

All of our officers and directors and the holders of substantially all of our outstanding common stock have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period ending 180 days after the date of this prospectus, subject to certain exceptions. Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of Needham & Company, LLC, and Needham & Company, LLC may release any of the shares subject to these lock-up agreements at any time without notice.

In addition, each grant agreement under our 1999 Stock Plan and 2011 Stock Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of at least 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 298,589,827 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1999 Stock Plan, 2011 Equity Incentive Plan and 2015 Equity Incentive Plan. See the section entitled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a United States person nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). The term “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity electing to be taxed as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have authority to control all substantive decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors.

This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment). This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. In addition, this summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to investors that are subject to special treatment under the U.S. federal income tax laws (including U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction). INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.

Dividends

Cash distributions that we make to our stockholders with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described in the next section.

The gross amount of any dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, unless the holder is entitled to an exemption from, or a reduced rate of, withholding under an applicable income tax treaty. In order to claim an exemption from, or a reduced rate of, withholding under an applicable income tax treaty, a non-U.S. holder must provide us, prior to the payment of a dividend, with an applicable IRS Form W-8 (or successor form) certifying under penalty of perjury qualification for the exemption from, or a reduced rate of, withholding.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a non-U.S. holder’s permanent establishment in the United States) generally will not be subject to such withholding tax, provided that, prior to the payment of a dividend, a non-U.S. holder provides us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (and, if required by an applicable tax treaty, are attributable to a corporate non-U.S. holder’s permanent establishment in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an income tax treaty).

In general, a non-U.S. holder who provides us with an IRS Form W-8 will be required to periodically update such form.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is timely filed with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States), which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale, exchange or disposition or the holder’s holding period for our common stock. We believe that we are not currently, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

If you are a non-U.S. holder described in the first bullet above, you will be subject to tax on the net gain derived from the sale, exchange or disposition at regular graduated U.S. federal income tax rates, and in addition, if you are a corporate non-U.S. holder, you may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, exchange or disposition, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.).

If we become a United States real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of our common stock as a result of such status, unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the sale, exchange or disposition, or (B) the holder’s holding period for our common stock, and (ii) we were a United States real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to United States persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder’s own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of our common stock if we were to be or to become a United States real property holding corporation.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS any distributions we make on our common stock (whether or not the distribution represents a taxable dividend or is subject to U.S. federal withholding tax), the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or proceeds on the disposition of our common stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-United States person status on an applicable IRS Form W-8 (or successor form). Notwithstanding the foregoing, additional information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding

Under Sections 1471 through 1474 of the Code, Treasury regulations and related guidance commonly referred to as FATCA, a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” which does not provide sufficient documentation, typically on IRS Form W-8BEN-E or IRS Form W-8IMY, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” which does not provide sufficient documentation, typically on IRS Form W-8BEN-E or IRS Form W-8IMY, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

U.S. Federal Estate Tax

The estates of individuals who are neither citizens nor residents (as specially defined for U.S. federal estate tax purposes) of the United States are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident not a citizen. The U.S. federal estate tax liability of the estate of a nonresident not a citizen may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY, AND IT IS NOT A TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC, Cowen and Company, LLC and BMO Capital Markets Corp. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC
Cowen and Company, LLC
BMO Capital Markets Corp.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to              additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses, in an amount up to $            , as set forth in the underwriting agreement.

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of

180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. Our directors, officers and the holders of substantially all of our common stock have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer.

The representatives have informed us that they do not expect sales by the underwriters to discretionary accounts to exceed 5% of the total number of shares offered.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market, or otherwise.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price will be determined by negotiations among us and the representatives. Among the factors to be considered in these negotiations are:

•	our history and prospects and the history and prospect of the industry in which we compete;

•	an assessment of our management;

•	our past and present operations;

•	our past and present financial performance;

•	our prospects for future earnings;

•	our present state of development;

•	the general condition of the securities markets at the time of the offering; and

•	the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

An active trading market for our common stock may not develop, or if such a market develops, may not be sustained. It is also possible that after the offering, the shares will not trade in the public market at or above the public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us, for which they will receive customary fees and expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), no offer of shares may be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a relevant member state (other than a relevant member state where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

We, the underwriters and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any relevant member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that relevant member state of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the relevant member state by any measure implementing the Prospectus Directive in the relevant member state and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the relevant member states) and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

DLA Piper LLP (US), Austin, Texas will provide us with an opinion as to the validity of the common stock offered under this prospectus. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, NE, Washington, DC 20549, upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The SEC’s toll free investor information service can be reached at (800) SEC-0330.

Upon completion of the offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (972) 649-5000.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of September 30, 2014 and 2013, and June 30, 2015 (unaudited)	F-3
Consolidated Statements of Operations for the Fiscal Years Ended September 30, 2013 and 2014, and the Nine Months Ended June 30, 2014 and 2015 (unaudited)	F-4
Consolidated Statements of Comprehensive Loss for the Fiscal Years Ended September 30, 2013 and 2014, and the Nine Months Ended June 30, 2015 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity for the Fiscal Years Ended September 30, 2013 and 2014, and the Nine Months Ended June 30, 2015 (unaudited)	F-6
Consolidated Statements of Cash Flows for the Fiscal Years Ended September 30, 2013 and 2014, and the Nine Months Ended June 30, 2014 and 2015 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Xtera Communications, Inc.

We have audited the accompanying consolidated balance sheets of Xtera Communications, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of September 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended September 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xtera Communications, Inc. and subsidiaries as of September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the financial statements and accompanying notes, the Company incurred a net loss of $26.1 million during the year ended September 30, 2014, and as of that date, the Company’s current liabilities exceeded its current assets by $24.7 million and its total liabilities exceeded its total assets by $18.2 million. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Dallas, Texas

August 28, 2015

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of June 30 (unaudited) 2015	Pro Forma June 30 (unaudited) 2015
	2013	2014
				(Note 21)
Assets
Current Assets
Cash and cash equivalents	$2,489	$1,920	$1,196	$1,227
Restricted cash	536	1,155	1,120	1,120
Accounts receivable, net	8,248	7,588	3,876	3,876
Unbilled receivables	3,113	1,080	4,094	4,094
Inventories, net	13,987	9,374	10,817	10,817
Deferred cost	910	595	1,328	1,328
Prepaid expenses and other current asset	606	527	872	872

Total Current Assets	29,889	22,239	23,303	23,334

Property and equipment, net	4,340	3,463	3,142	3,142
Restricted cash	1,658	495	152	152
Intangible assets, net	9,711	8,632	7,823	7,823
Goodwill	9,019	—	—	—
Other assets	102	81	81	81

Total Assets	$54,719	$34,910	$34,501	$34,532

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$8,955	$3,307	$12,382	$12,382
Accrued compensation and employee benefits	940	784	734	734
Deferred revenue	1,322	2,995	768	768
Warranty reserve	1,210	978	1,475	1,475
Notes payable, related party	16,784	20,934	25,234	—
Current portion of long term debt	15,454	12,548	11,923	3,389
Other accrued liabilities	2,232	5,428	6,245	2,284

Total Current Liabilities	46,897	46,974	58,761	21,032

Long term debt less current portion	—	6,129	3,243	3,243
Other long term liabilities	40	10	359	359

Total Liabilities	46,937	53,113	62,363	24,634

Commitments and contingencies
Stockholders’ equity (deficit)
Series A-3 convertible preferred stock (liquidation value of $74,930 as of September 30, 2014, and $76,655 as of June 30, 2015), $0.001 par value, 40,500,000 shares authorized (2013 and 2014: 39,663,482 issued and outstanding)	40	40	40	—
Series B-3 convertible preferred stock (liquidation value of $116,301 as of September 30, 2014, and $118,972 as of June 30, 2015), $0.001 par value, 39,500,000 shares authorized (2013 and 2014: 38,589,303 issued and outstanding)	39	39	39	—
Series C-3 convertible preferred stock (liquidation value of $52,193 as of September 30, 2014, and $53,124 as of June 30, 2015), $0.001 par value, 25,000,000 shares authorized (2013 and 2014: 19,081,778 issued and outstanding)	19	19	19	—
Series D-3 convertible preferred stock (liquidation value of $76,521 as of September 30, 2014, and $77,886 as of June 30, 2015), $0.001 par value, 60,000,000 shares authorized (2013 and 2014: 52,509,212 issued and outstanding)	53	53	53	—
Series E-3 convertible preferred stock ($0.001 par value, 120,000,000 authorized)	—	—	—	—
Common Stock, $0.001 par value, 275,000,000 shares authorized (2013: 47,171,534 shares issued and outstanding and 2014 : 47,180,388 shares issued and outstanding and as of June 30, 2015: 47,216,808 shares issued and outstanding)	47	47	47	316
Additional paid-in-capital	350,017	350,053	350,343	387,985
Accumulated deficit	(341,943)	(368,053)	(378,129)	(378,129)
Accumulated other comprehensive loss, net	(490)	(401)	(274)	(274)

Total stockholders’ equity (deficit)	7,782	(18,203)	(27,862)	9,898

Total liabilities and stockholders’ equity	$54,719	$34,910	$34,501	$34,532

The accompanying notes are an integral part of these financial statements.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Fiscal Years Ended September 30,		Nine Months Ended June 30, (unaudited)
	2013	2014	2014	2015
Revenue:
Products	$27,121	$19,838	$14,603	$39,846
Services	4,796	5,160	3,918	3,806

Total revenue	31,917	24,998	18,521	43,652

Cost of revenue:
Products	24,542	14,242	8,878	32,944
Services	1,569	2,323	1,726	1,727

Total cost of revenue	26,111	16,565	10,604	34,671

Gross profit	5,806	8,433	7,917	8,981

Operating expenses
Sales and marketing	6,346	5,059	3,969	3,214
Research and development	13,110	11,140	8,315	8,198
General and administrative	8,190	5,903	4,565	4,487
Goodwill impairment charge	—	9,019	—	—

Total operating expense	27,646	31,121	16,849	15,899

Operating loss	(21,840)	(22,688)	(8,932)	(6,918)
Other income (expense)
Interest expense	(2,428)	(3,190)	(2,518)	(1,918)
Interest expense, related party	(375)	(1,159)	(816)	(1,056)
Interest income	29	2	1	1
Foreign exchange gain (loss)	131	(196)	—	(148)
Other income (expense)	(114)	1,240	1,239	—

Total other expense	(2,757)	(3,303)	(2,094)	(3,121)

Loss before income taxes	(24,597)	(25,991)	(11,026)	(10,039)
Income tax provision	(5)	(119)	(87)	(37)

Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)

Preferred dividend	(13,384)	(13,384)	(10,011)	(10,011)

Net loss available to common stockholders	$(37,986)	$(39,494)	$(21,124)	$(20,087)

Loss per common share – basic and diluted	$(0.80)	$(0.84)	$(0.45)	$(0.43)

Weighted average shares – basic and diluted	47,448,708	47,177,671	47,176,756	47,200,798

Pro forma net loss attributable to common stockholders (unaudited)		$(24,492)		$(8,716)

Pro forma net loss per common share – basic and diluted (unaudited)		$(0.08)		$(0.03)

Weighted average pro forma common shares outstanding – basic and diluted (unaudited)		289,824,215		309,356,351

The accompanying notes are an integral part of these financial statements.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Years Ended September 30,		Nine Months Ended June 30, (unaudited)
	2013	2014	2014	2015
		(In thousands)
Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(162)	89	(119)	127

Total comprehensive loss, net of tax	$(24,764)	$(26,021)	$(11,232)	$(9,949)

The accompanying notes are an integral part of these financial statements.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and share data)

	As of September 30,				As of June 30, (unaudited)
	2013		2014		2015
	Shares Outstanding	Amount	Shares Outstanding	Amount	Shares Outstanding	Amount
Series A-3 convertible preferred stock
Balance as of the beginning of the period	39,663,482	$40	39,663,482	$40	39,663,482	$40
Issuance of preferred stock	—	—	—	—	—	—

Balance as of the end of the period	39,663,482	$40	39,663,482	$40	39,663,482	$40

Series B-3 convertible preferred stock
Balance as of the beginning of the period	38,589,303	$39	38,589,303	$39	38,589,303	$39
Issuance of preferred stock	—	—	—	—	—	—

Balance as of the end of the period	38,589,303	$39	38,589,303	$39	38,589,303	$39

Series C-3 convertible preferred stock
Balance as of the beginning of the period	19,081,778	$19	19,081,778	$19	19,081,778	$19
Issuance of preferred stock	—	—	—	—	—	—

Balance as of the end of the period	19,081,778	$19	19,081,778	$19	19,081,778	$19

Series D-3 convertible preferred stock
Balance as of the beginning of the period	52,509,212	$53	52,509,212	$53	52,509,212	$53
Issuance of preferred stock	—	—	—	—	—	—

Balance as of the end of the period	52,509,212	$53	52,509,212	$53	52,509,212	$53

Common stock
Balance as of the beginning of the period	48,259,490	$48	47,171,534	$47	47,180,388	$47
Exercise of stock options	68,020		8,854		36,420
Shares repurchased, cancelled and retired	(1,155,976)	(1)		—
Issuance of common stock	—	—	—	—	—	—

Balance as of the end of the period	47,171,534	$47	47,180,388	$47	47,216,808	$47

Additional paid-in-capital
Balance as of the beginning of the period		$349,973		$350,017		$350,053
Shares repurchased, cancelled and retired		(1)		—		—
Exercise of stock options		1		1		1
Issuance of common stock		—		—		—
Issuance of warrants						264
Amortization of share-based compensation		44		35		25

Balance as of the end of the period		$350,017		$350,053		$350,343

Accumulated deficit
Balance as of the beginning of the period		$(317,341)		$(341,943)		$(368,053)
Net loss		(24,602)		(26,110)		(10,076)

Balance as of the end of the period		$(341,943)		$(368,053)		$(378,129)

Accumulated other comprehensive income (loss), net
Balance as of the beginning of the period		$(328)		$(490)		$(401)
Foreign currency translation		(162)		89		127

Balance as of the end of the period		$(490)		$(401)		$(274)

Total stockholders’ equity (deficit)		$7,782		$(18,203)		$(27,862)

The accompanying notes are an integral part of these financial statements.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended September 30,		Nine Months Ended June 30, (unaudited)
	2013	2014	2014	2015
Operating Activities
Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,426	2,543	1,918	1,986
Goodwill impairment charge	—	9,019	—
Provision for inventory obsolescence	2,300	1,100	—	1,001
Provision for bad debts	154	(286)	(235)
Warranty provision	487	312	222	769
Share-based compensation	44	35	27	25
Interest expenses	345	253	200	152
(Gain) loss on disposition of assets	245	(1,055)	—
(Gain) loss on disposal of property and equipment	(23)	19	(1,037)
Changes in operating assets and liabilities
Accounts receivable	804	854	2,300	3,623
Unbilled accounts receivable	3,529	1,914	(4,252)	(3,014)
Inventories	(4,079)	3,519	3,394	(2,414)
Deferred costs	(612)	314	174	(733)
Prepaid expenses and other assets	23	97	139	(350)
Accounts payable	(888)	(5,945)	(4,189)	9,097
Other accrued liabilities	(487)	2,466	1,282	871
Deferred revenue	141	1,673	(268)	(2,215)

Net cash used in operating activities	(20,193)	(9,278)	(11,434)	(1,278)

Investing Activities:
Changes in restricted cash	55	544	335	378
Proceeds from disposition of assets	1,650	1,350	1,350	—
Proceeds from disposition of property and equipment	20		—	—
Purchases of property and equipment	(1,816)	(609)	(193)	(866)

Net cash provided (used) in investing activities	(91)	1,285	1,492	(488)

Financing Activities:
Repayment of debt	(31,936)	(19,736)	(11,782)	(27,747)
Proceeds from debt	26,339	21,756	11,558	23,847
Proceeds from issuance of bridge loan	7,085	950	950	500
Proceeds from issuance of bridge loan, related party	16,784	4,150	4,150	4,300
Proceeds from stock option exercises	1	—	—	1

Net cash provided in financing activities	18,273	7,120	7,876	901

Effect of exchange rate changes on cash	(137)	304	139	141

Net decrease in cash and cash equivalents	(2,148)	(569)	(1,927)	(724)
Cash and cash equivalents at beginning of year	4,637	2,489	2,489	1,920

Cash and cash equivalents at end of year	$2,489	$1,920	$562	$1,196

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,600	$1,480	$1,105	$1,010
Cash paid for income taxes	—	—	—	—
Noncash investing and finance activities:	—	—	—	—

The accompanying notes are an integral part of these financial statements.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Business

Description of the Company

Xtera Communications, Inc. (“Xtera”), a Delaware Corporation, was founded in January, 1998. Xtera is a leading provider of high-capacity, cost-efficient optical transport solutions, supporting the high growth in global demand for bandwidth. Xtera sells its high-capacity optical transport systems to telecommunications service providers, content source providers, enterprises and government entities worldwide to support their deployments of long-haul terrestrial and submarine optical cable networks.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for all periods presented. The consolidated financial statements, unless otherwise specified, have been presented to separately show the effects of discontinued operations. Further, in connection with preparation of the consolidated financial statements and in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 855—Subsequent Events, the Company evaluated subsequent events after the balance sheet date of September 30, 2013 through the date the consolidated financial statements were issued.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2015, the consolidated statements of operations, consolidated statements of comprehensive income loss and cash flows for the nine months ended June 30, 2015 and 2014, and the consolidated statements of stockholders’ equity for the nine months ended June 30, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair statement of the Company’s financial position at June 30, 2015, and its results of operations and its cash flows for the nine months ended June 30, 2015 and 2014. The results for the nine months ended June 30, 2015 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2015. The information contained in these notes to the consolidated financial statements relating to the interim periods ended June 30, 2015 and 2014 are unaudited.

Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet as of June 30, 2015 has been prepared to give effect to the conversion of $33.7 million in convertible debt to Series E-3 convertible preferred shares, the exercise of warrants for 3,116,801 shares of common stock, and the conversion of all outstanding shares of convertible preferred stock into 264,523,414 shares of common stock as if the proposed initial public offering had occurred on June 30, 2015.

In the accompanying Consolidated Statements of Operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the fiscal year ended September 30, 2014 and the nine months ended June 30, 2015 have been prepared to give effect to the exercise of warrants for 3,116,801 shares of common stock completed in September 2015 and conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred at the beginning of the period presented.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

Consolidation

The accompanying consolidated financial statements include the financial position and results of operations of Xtera Communications, Inc. and its wholly owned subsidiaries (collectively, the “Company”). All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the results of operations. Actual results could differ from those estimates. Significant estimates and assumptions relate to the net realizability of accounts receivable, the estimate for future warranty claims, impairments of goodwill, intangible assets and other long-lived assets, share-based compensation and inventory reserves.

Going-Concern

As shown in the accompanying consolidated financial statements, the Company has recurring losses and negative cash flows from operations. Over the past year, the Company has funded its operations through a combination of bridge loans from its stockholders, bank debt, and draw down on its line of credit. As of September 30, 2014, the Company’s current liabilities exceeded its current assets by $24.7 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern. During fiscal year ended September 30, 2014, management instituted a cost reduction program that included headcount reductions, and reductions in discretionary expenditures. Headcount was reduced by approximately one-third resulting in operating cost savings of $2 million quarterly or $8 million annually. Further, the Company is currently working with all of its lenders to renegotiate more favorable repayment terms on its debt, and the Company anticipates that these negotiations will result in extended payment terms. Further, the Company expects its turnkey business (delivery of complete projects to customers instead of equipment only) to increase in future years. As a result, the Company expects improved future positive operating margins and cash flows from operations. Management believes these factors will contribute towards achieving profitability. However, there can be no assurance that the Company will be successful in achieving its objectives. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Foreign Currency Translation

The functional currency for the Company’s foreign subsidiaries is the local currency in which the entity is located. The financial statements of all subsidiaries with a functional currency other than the United States Dollar (“U.S. Dollar”) have been translated into U.S. Dollars in accordance with the FASB’s ASC 830—Foreign Currency Matters. All assets and liabilities of foreign operations are translated into U.S. Dollars using year-end exchange rates, and all revenues and expenses are translated at average rates during the respective period. The U.S. Dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in accumulated other comprehensive loss in stockholders’ equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in banks and highly-liquid investments with original maturities of three months or less. Xtera places its temporary cash investments with high credit quality financial

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

institutions. The majority of cash deposits and temporary cash investments are not covered by available depository insurance. The Company has not experienced any losses in such accounts.

Restricted Cash

Restricted cash represents money market funds held by certain banks. Balances are classified between current and non-current assets based on the expiration dates of the performance bond agreements. At September 30, 2014 and June 30, 2015, restricted cash of $1.6 million and $1.3 million, respectively, are collateral for various performance bonds in various geographical locations. In each case the cash is held in custody by the issuing bank and is restricted to withdrawal or use.

Accounts Receivable

Accounts receivable, representing amounts due from customers, are generally unsecured and are stated at the amount the Company expects to collect. Interest is generally not charged on overdue receivables. Unbilled receivables represent revenue amounts earned for which the appropriate revenue criteria have been met, but have not yet been billed because of contractual payment terms. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic considerations. Consequently, an adverse change in these factors could affect the Company’s estimate of its bad debts and additional allowances may be required. Estimated uncollectible amounts are provided for through a charge to earnings and a credit to a valuation allowance. Based on management’s assessment, the Company recorded an allowance for uncollectible receivable of approximately $(0.3) million and $0.2 million in 2014 and 2013, respectively. All receivables recorded for the nine months ended June 30, 2015 are fully collectible, and accordingly, no allowance has been recorded.

Inventories

Inventories consist of component materials and finished goods, which are valued at the lower of cost or market. The cost of inventories is determined using the first-in, first-out method. Market value is based upon an estimated selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based on recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing for its products and technological obsolescence of the Company’s products. Inventory that is obsolete or in excess of the Company’s forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand and included in cost of revenues. If actual market conditions are less favorable than those projected by the management, additional inventory write-downs may be required. The Company recorded a provision for inventory obsolescence of approximately $1.1 million and $2.3 million in fiscal 2014 and fiscal 2013, respectively. Provision for inventory obsolescence for the nine months ended June 30, 2015 was $1.0 million.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the assets. Estimated service lives are as follows:

Computer software	3 years
Fixtures and equipment	3 to 7 years
Leasehold improvements	6 to 7 years

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining term of the related lease.

Impairment of Long-Lived Assets Other Than Goodwill

The Company accounts for the impairment and disposition of long-lived assets including property and equipment, indefinite-lived intangible and amortizable intangible assets in accordance with the FASB’s ASC 350-030—General Intangibles Other Than Goodwill. Accordingly, the Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset, or (4) current period operating or cash flow loss combined with previous losses or projected future losses. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future undiscounted net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. There were no impairments of long-lived assets during the fiscal years ended September 30, 2014 and 2013, and the nine month ended June 30, 2015.

Estimated weighted average amortization periods are as follows:

Customer related intangibles	6.4 years
Developed technology	15.4 year

Goodwill

Goodwill is recorded when the price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company evaluates the carrying value of goodwill during the fourth quarter of each fiscal year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company estimates of fair value of its reporting unit, generally the Company’s consolidated results of operations, is determined through consideration of various valuation techniques including the market approach, the cost approach and income approach. The fair value of the reporting unit was determined through use of the net asset value method, a form of the cost approach. In this method, the fair value of the reporting unit is determined by calculating the fair value of the Company’s assets, both tangible and intangible, as well as the company’s operating liabilities. The income approach method was not used due to the difficulty in projecting future cash flows for the reporting unit. Given the reporting unit’s recent financial performance, the market approach was not used due to the lack of comparability with guideline public companies and recent transactions in the industry. If the calculated fair value is less than the current carrying value, impairment may exist. To determine the amount of goodwill impairment the implied fair value of goodwill must be calculated and compared to the book value of goodwill. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. In

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

calculating the implied fair value of goodwill, the fair value of the Company is allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of the Company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the fiscal year ended September 30, 2014 resulted in the impairment of the goodwill balance. See footnote 7 for details.

Revenue Recognition

The Company recognizes its revenue in accordance with the FASB’s ASC 605—Revenue Recognition. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured. Customer purchase agreements and customer purchase orders are generally used to determine the existence of an arrangement. Delivery does not occur until products have been shipped or services have been provided to the customer and title and risk of loss have transferred to the customer. The Company assesses whether the price is fixed and determinable based on the payment term associated with the transaction and whether the sales price is subject to refund or adjustment. Collectability is assessed primarily on the creditworthiness of the customer as determined by the Company as well as the customer’s payment history. Revenue for maintenance services is deferred and recognized ratably over the period during which the services are performed up to three years. Shipping charges billed to customers are included in revenue. The related shipping costs are included in cost of revenue. The Company also provides for estimated costs that may be incurred for product warranties and for sales returns. When other significant obligations or acceptance terms remain after products are delivered, revenue is recognized only after such obligations are fulfilled. Revenue is recognized net of cash discounts and sales tax.

Contracts for optical network solutions often involve multiple deliverables which may include any combination of products or services. A typical optical network solution will include a combination of hardware, software and turnkey solutions as well as installation services and training. Revenue under multiple element arrangements is recognized in accordance with ASC 605-025—Multiple Element Arrangements. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The delivered item(s) has value to the client on a stand-alone basis;

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

The Company allocates revenue to each element in its multiple element arrangements based upon their relative selling prices. The Company determines the selling prices for each deliverable based on a selling price hierarchy. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or the Company’s best estimated selling price (“BESP”) if neither VSOE nor TPE are available. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable’s estimated fair value. The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligation, or subject to customer-specific return or refund privileges.

VSOE of selling price is used in the selling price allocation where it exists. However, in most instances, VSOE is unavailable for the Company’s products because the product solution delivered differs for each customer. Further, substantial majority of the selling prices of each deliverable in our product solution offerings has not been consistent, and do not fall within a reasonable narrow pricing range.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

The Company’s product solutions contain significant elements of proprietary technology and the solution offered differs substantially from that of the competitors. Also, the Company’s product offerings contain a significant level of configuration unique to a specific customer installation and network which will not generally be interchangeable with a third party product solution. Furthermore, the Company is unable to legally and reliably determine what similar competitor products’ selling prices are on a standalone basis. Therefore, it is typically difficult to obtain the reliable standalone competitive pricing necessary to establish TPE.

Instances where established VSOE or reliable TPE is unavailable for the Company products, the Company uses BESP in its allocation of arrangement consideration. VSOE is unavailable for the Company products because the product solution delivered differs for each customer. In addition, reliable TPE does not exist because our product solution is configured to comply with a pre-defined set of customer specific criteria which largely will not be interchangeable with a third party product solution. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, cost of production, market conditions, competitive landscape, gross margin objectives, pricing practices, geographies, customer classes and distribution channels.

The Company applies the percentage-of-completion method to long-term arrangements where it is required to undertake significant production, customization or modification engineering, and reasonable and reliable estimates of revenue and cost are available. Utilizing the percentage-of-completion method, the Company recognizes revenue based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred. In instances that do not meet the percentage-of-completion method criteria, recognition of revenue is deferred until there are no uncertainties regarding customer acceptance. Unbilled percentage- of-completion revenues recognized are included in unbilled receivables. Billings in excess of revenues recognized on these contracts are recorded within deferred revenue. The percentage of revenue recognized using the percentage-of-completion method for the fiscal years ended September 30, 2013 and September 30, 2014 and the nine months ended June 30, 2015 were 0.0%, 1.6% and 3.1%, respectively.

The Company’s primary service offerings include installation and deployment services, on-site hardware replacement services, system maintenance services, extended hardware warranty services and training across a broad spectrum of products within the optical networking industry. These services are provided on a time-and-materials basis or as a fixed-price contract with contract terms ranging up to three years. Revenue from time-and-material contracts is recognized as labor hours are delivered and direct expenses are incurred. Revenue from fixed price system maintenance and extended warranty contracts is recognized on a straight-line basis over the delivery period. Installation revenue is generally recognized once installation is complete.

Deferred revenue is recorded when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the revenue recognition policies described above. Costs incurred for projects not completed are deferred and recorded as a cost upon recognition of the related revenue.

Basic and Diluted Net Earnings per Share

Basic net loss per share is computed by dividing net loss applicable to common stockholders’ by the weighted-average number of common shares outstanding during the period. The loss applicable to common shareholders is the net loss less any undeclared dividends accrued to convertible preferred stockholders. Diluted net loss per share is determined using the weighted-average number of common shares outstanding during the period,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options, warrants or the conversion of preferred shares. During the periods presented the effects of common stock options, warrants and the conversion of preferred shares would be anti-dilutive.

Research and Development

Research and development costs are expensed when incurred. During the years ended September 30, 2014 and 2013, and the nine months ended June 30, 2015, research and development expense totaled $11.1 million and $13.1 million and $8.2 million, respectively.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with the FASB ASC 718—Compensation—Stock Compensation which requires companies to recognize in their statement of operations all share-based payments, including grants of stock options, based on the grant date fair value.

The application of the FASB ASC 718 involves significant amounts of judgment in the determination of inputs into the Black-Scholes option pricing model, which the Company uses to determine the value of the stock options it grants. Inherent in this model are assumptions related to the fair value of the common stock, stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data, the expected stock-price volatility and option life assumptions require a greater level of judgment.

The Company has not and does not anticipate distributing dividends to stockholders and accordingly uses a 0% dividend yield assumption for all Black-Scholes option pricing calculations.

The Company uses an expected stock-price volatility assumption that is primarily based on comparable stock of public companies. With regard to the weighted-average option life assumption, the Company evaluates the exercise behavior of past grants as a basis to predict future activity. The amount of stock based compensation expense is net of an estimated forfeiture rate, which is also based on historical data.

Income Taxes

The Company’s income taxes are accounted for in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence; it is more likely than not such benefit will be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Tax positions that meet the more-likely-than-not threshold are measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 2—Summary of Significant Accounting Policies—Continued

is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest and penalties related to uncertain tax positions in operating expenses.

Sales Taxes

In accordance with How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement of the FASB ASC, the net basis is applied for sales taxes imposed on our products and services in our Consolidated Statements of Operations. We are required by the applicable governmental authorities to collect and remit sales taxes. Accordingly, such amounts are charged to the customer, collected and remitted directly to the appropriate jurisdictional entity.

Warranty Reserve

The Company provides a limited one to five year warranty on its products and accrues for estimated future warranty costs in the period in which revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The following table reflects the changes in the Company’s warranty reserve:

	Fiscal Year ended September 30,		June 30,
	2013	2014	2015
	(In thousands)
Warranty reserve, beginning of year	$1,623	$1,210	$978
Provision (reduction)	487	312	769
Claims	(900)	(544)	(272)

Warranty reserve, end of year	$1,210	$978	$1,475

Fair Value of Financial Instruments

The carrying value of financial instruments reported in the accompanying consolidated balance sheets for cash, accounts and notes receivable, accounts payable, and accrued expenses payable and other liabilities, approximate fair value due to the immediate or short-term nature or maturity of these financial instruments. The carrying amount for our credit facility approximates fair value due to the fact that the underlying instrument includes provisions to adjust interest rates to approximate fair value.

Reclassifications

In the current year, the Company separately classified, and has included project management revenue and the related cost as part of service revenue and service cost of sales in the Consolidated Statements of Operations. For comparative purposes, amounts in the prior years have been reclassified to conform to current year presentations. These reclassifications had no impact on previously reported results of operations or retained earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 3—Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, an amendment to FASB ASC Topic 205, Presentation of Financial Statements. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This ASU is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company early adopted this ASU during its fourth quarter ended September 30, 2014, and has provided the required disclosures in footnote 2 of this financial statements. See footnote 2 for details.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements of FASB ASC Topic 605, Revenue Recognition and most industry-specific guidance throughout the Accounting Standards Codification, resulting in the creation of FASB ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This ASU provides alternative methods of adoption and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the potential impact of adopting this ASU on its financial statements and related disclosures.

Note 4—Divestitures

Disposition of Assets

On September 13, 2013, the Company sold most of the assets of its Taiwan-based wholly owned subsidiary for $2.6 million in cash with $0.95 million withheld as a contingent consideration. The subsidiary had revenue of $1.4 million and income of $142,000 for the year ended September 30, 2013. The assets sale agreement has an “earnout” clause, which provides that the Company shall receive an additional 50% of the subsequent twelve months revenue generated from the acquired assets over $1.8 million up to the $0.95 million withheld. Subsequent twelve months revenue generated from the acquired assets was below $1.8 million. Therefore, the Company did not receive any other additional consideration. As a result of the divestiture, the Company recorded a pretax loss of $0.1 million, included in Other income (expenses).

The major classes of assets and liabilities that were disposed of as part of this divestiture are summarized in the following table as of September 13, 2013 (in thousands):

September 30, 2013
Accounts receivable	$283
Inventories	368
Fixed assets, net	43
Intangible assets, net	1,320

Total assets	$2,014

Accounts payable	$111
Note payable	113

Total liabilities	$224

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 5—Inventories

Inventories consist of the following:

	As of September 30,		June 30,
	2013	2014	2015
	(In thousands)
Component materials	$5,019	$5,600	6,234
Finished goods	23,181	13,631	14,855

	28,200	19,231	21,089
Inventory reserves	(14,213)	(9,857)	(10,272)

Net inventories	$13,987	$9,374	$10,817

The following table reflects the changes in the Company’s inventory reserve:

	Fiscal Year ended September 30,		June 30,
	2013	2014	2015
	(In thousands)
Inventory reserve, beginning of year	$11,950	$14,213	$9,857
Provision—continuing operations	2,300	1,100	1,000
Write-offs	(37)	(5,456)	(585)

Inventory reserve, end of year	$14,213	$9,857	$10,272

Note 6—Property and Equipment

Property and equipment consists of the following:

	As of September 30,		June 30,
	2013	2014	2015
	(In thousands)
Computer software	$2,575	$2,515	$2,500
Fixtures and equipment	24,759	25,329	25,039
Leasehold improvements	1,403	1,403	1,642

	28,737	29,247	29,181
Accumulated depreciation and amortization	(24,397)	(25,784)	(26,039)

Property and equipment, net	$4,340	$3,463	$3,142

Depreciation expense for the two fiscal years ended September 30, 2014 and 2013 was $1.5 million and $1.2 million, respectively. Depreciation expense for the nine months ended June 30, 2015 and 2014 was $1.2 million and $1.1 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 7—Goodwill

Total
(In thousands)
Balance as of September 30, 2012	$9,615
Goodwill divesture during the year	(596)

Balance as of September 30, 2013	9,019
Goodwill acquired during the year	—
Goodwill impairment during the year	(9,019)

Balance as of September 30, 2014	—
Goodwill acquired during the year	—

Balance as of June 30, 2015	$—

In connection with the Company’s annual goodwill impairment test, the fair value of our reporting entity, which is also our consolidated results, were tested for impairment in the fourth quarter of 2014. The Company’s evaluation of goodwill completed during the year ended September 30, 2014 resulted in the impairment of the goodwill balance. The Company estimates of fair value, was determined using the net asset value method, a form of the cost approach. The goodwill balance of $9,019 was related to the acquisitions of Azea Network Limited in 2007. As a result of the impairment, there was no goodwill balance as of the year ended September 30, 2014 and the nine months ended June 30, 2015.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 8—Intangible Assets

	Customer- related intangible assets	Developed technology	Total
	(In thousands)
Gross asset value:
As of September 30, 2012	$2,796	17,629	20,425
Acquisitions	—	—	—
Disposition	—	(1,751)	(1,751)
Foreign currency adjustments	—	(40)	(40)

As of September 30, 2013	2,796	15,838	18,634
Acquisitions	—	—	—

As of September 30, 2014	2,796	15,838	18,634
Acquisitions	—	—	—

As of June 30, 2015	2,796	15,838	18,634

Accumulated amortization:
As of September 30, 2012	$2,796	$5,926	$8,722
Disposition	—	(1,028)	(1,028)
Current period amortization	—	1,257	1,257
Foreign currency adjustments	—	(28)	(28)

As of September 30, 2013	2,796	6,127	8,923
Current period amortization	—	1,079	1,079
Foreign currency adjustments	—	—	—

As of September 30, 2014	2,796	7,206	10,002
Current period amortization	—	809	809
Foreign currency adjustments	—	—	—

As of June 30, 2015	2,796	8,015	10,811

Intangible assets, net as of June 30, 2015	$—	$7,823	$7,823

The following is the estimated amortization expense for the succeeding five fiscal years:

(In thousands)
Remainder of 2015	$270
2016	1,079
2017	1,079
2018	1,079
2019	1,079
Thereafter	3,237

Total	$7,823

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 9—Debt

Long-term debt consists of the following:

	As of September 30,		June 30,
	2013	2014	2015
	(In thousands)
Demand loan	$—	$2,000	$6,800
Bridge loan	23,869	26,969	26,969
Term loan	8,327	7,532	6,774
Line of credit	42	3,110	(143)

	32,238	39,611	40,400
Less current maturities	(32,238)	(33,482)	(37,157)

Total long-term debt	$0	$6,129	$3,243

In June 2015, the Company obtained a $4.8 million demand loan from certain stockholders. The demand loan bears interest at 12% per annum, became payable upon demand at any time on or after July 1, 2015 and matures on October 31, 2015. The notes issued in consideration of the loan are subordinated to the interests of our credit facilities with Square 1 Bank and Horizon Bank, respectively, and may be exchanged upon the holder’s election for convertible promissory notes in an amount equal to the aggregate outstanding principal and accrued but unpaid interest on the exchanged notes. At June 30, 2015, the outstanding balances of the loan were $4.8 million. On June 11, 2014, the Company obtained a $2 million demand loan from certain stockholders. The demand loan bears interest at 12% per annum, became payable on demand at any time after July 15, 2014 and matures on or before December 1, 2014. At September 30, 2014 and June 30, 2015, the outstanding balances of the loan were $2.0 million and $2.6 million, respectively.

Between December 2012 and April 2014, the Company obtained a bridge loan from certain stockholders and issued an aggregate of $27.0 million of convertible promissory notes that mature on February 12, 2015. At the option of the holders of at least two-thirds of the principal of such notes, the notes would automatically convert into equity securities of the Company on terms mutually agreed upon by the note holders and us at the time of such conversion. The notes bear interest at 6% per annum, but do not require monthly principal and interest payments. The notes are subordinated to the interests of our senior lenders. The outstanding balance of the notes, including accrued interest, at September 30, 2014 and June 30, 2015, totaled $29.0 million and $30.3 million, respectively.

On May 10, 2011, the Company entered into a venture loan and security agreement with a financial institution that provided for an initial term loan of up to $10.0 million and an option for an additional term loan of up to $2.0 million, and issued to the financial institution a warrant to purchase 983,607 shares of our preferred stock. Our obligations under the loan and security agreement are secured by a security interest on all of our assets, including our intellectual property. The loan and security agreement contains customary events of default and non-financial covenants, including covenants limiting our ability to incur liens, dispose of assets, pay dividends or make other distributions to holders of our equity securities, merge with or acquire other entities, incur debt, and make investments, in each case subject to certain exceptions. The loan and security agreement does not require us to comply with any financial covenants. The initial term loan bears interest at 11.5% per annum, matures on December 1, 2014, and requires interest only payments through June 1, 2012 and principal and interest payments thereafter. The warrant expires on May 10, 2021 or, if earlier, five years after the closing of the Company’s initial public offering. A $2.0 million outstanding balance due to the financial institution was repaid using a portion of the proceeds from the initial term loan. We exercised the option to obtain the additional $2.0 million term loan on December 27, 2011. The additional term loan bears interest at 11.5% per annum, matures on July 1, 2015, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 9—Debt—Continued

requires interest only payments through January 1, 2013 and principal and interest payments thereafter. Based on their relative fair values at issuance, $8.8 million of the proceeds was allocated to the initial term loan and $1.2 million to warrants. The relative fair value of the warrants, which was determined using the Black Scholes Option pricing model, was recorded as additional paid-in-capital and reduced the carrying value of the loan. The warrants are being amortized to interest expense over the term of the loan using the effective interest method.

Effective March 1, 2014, the Company modified the venture loan and security agreement with the above financial institution to combine the two loans, change the interest rate, revise the repayment schedule amount and extend the maturity date. The modified term loan bears interest at 12.5% per annum and matures on December 31, 2016. The modification added additional nominal payment at the end of the debt term. We may, at our option, prepay the borrowings by paying a prepayment premium. No other changes were made to the terms of the debt. The fees paid for the modification is being amortized as an adjustment of interest expense using the interest method. At September 30, 2014, the unamortized warrants were approximately $0.3 million, and the outstanding balance of the loan totaled $7.6 million. At June 30, 2015, the unamortized warrants were approximately $0 million, and the outstanding balance of the loan totaled $6.5 million.

In June 2010, the Company obtained a $7.5 million revolving line of credit facility from a bank . The line of credit expired in October 2011 and was modified and reinstated in February 2012, and renewed in December 2013. Borrowings under the line of credit bear interest at the greater of (i) 4.25% and (ii) the prime rate plus 3.25%. All borrowings are collateralized by our receivables and inventory. The outstanding balance on the line of credit was $3.1 million at September 30, 2014; accordingly, $4.4 million remained available for borrowing. The outstanding balance on the line of credit was $7.5 million at December 31, 2014; accordingly, there were no remaining borrowing available. Borrowings under the line of credit are subject to certain restrictions on indebtedness, dividend payments, financial guarantees, business combinations, and other related items. The renewed facility expired on January 1, 2015 and the Company elected to obtain a new line of credit facility from another bank. (See below). As of September 30, 2014 and December 31, 2014, the Company was in compliance with the terms of the expired revolving line of credit facility.

In January 2015, the Company obtained a new revolving line of credit facility with a bank for $12.5 million, as defined in the loan and security agreement. The line of credit matures on January 15, 2016. Borrowings under the line of credit bear interest at the greater of (i) 7.0% and (ii) the prime rate plus 3.5%. Our obligations under the loan and security agreement are secured by a security interest on all of our assets. The bank has agreed to subordinate its obligations to those under the venture loan and security agreement with the financial institution described above. There was no outstanding balance on the line of credit and $5.6 million was available for borrowing based on the borrowing base at June 30, 2015. The loan and security agreement contains customary conditions to borrowing, events of default, and covenants, including covenants limiting our ability to merge or consolidate with other entities, acquire or dispose of assets, make investments, incur debt, and pay dividends, in each case subject to certain exceptions. One financial covenant requires us to maintain a minimum adjusted cash flow. As of June 30, 2015 the Company is in compliance with the terms of the revolving line of credit facility. Concurrently with entering into the loan and security agreement, we issued to the bank a warrant to purchase 769,231 shares of our preferred stock that expires on the tenth anniversary of its date of issuance. The relative fair value of the warrants, which was determined using the Black Scholes Option pricing model, was recorded as additional paid-in-capital and reduced the carrying value of the loan. The warrants are being amortized to interest expense over the term of the loan using the effective interest method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 9—Debt—Continued

The debt obligations for future years are as follows:

	Fiscal Year ending September 30, 2014	As of June 30, 2015
	(In thousands)
2015	$33,482	34,270
2016	3,997	3,997
2017	2,132	2,133

	39,611	40,400
Less current maturities	(33,482)	(37,157)

Total long-term debt	$6,129	$3,243

As a result of operating losses and negative cash flows, the Company was unable to meet certain financial terms of its long-term debt during the year ended September 30, 2013. As a result, the full amount of the related long-term debt was classified as a current liability in the accompanying consolidated balance sheets at September 30, 2013.

Note 10—Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan which covers all full-time employees who are at least 18 years of age. Participants may contribute up to 60% of pretax compensation, subject to certain limitations. Employee contributions are invested, at the employees’ discretion, among a variety of investment alternatives. Company contributions are discretionary and no contributions were made for the fiscal years ended September 30, 2014 and 2013 and the nine months ended June 30, 2015.

Note 11—Fair Value Measurements

The Company has adopted the required provisions of FASB ASC 820, Fair Value Measurement. FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company’s Level 1 assets are investments in money market mutual funds, government agency bonds, United States treasuries and certificates of deposit.

Level 2:	Quoted prices for similar assets or liabilities in active markets; or observable prices that are based on observable market data, based on directly or indirectly market-corroborated inputs. The Company has no Level 2 inputs.

Level 3:	Unobservable inputs that are supported by little or no market activity, and are developed based on the best information available given the circumstances. The Company has no Level 3 inputs.

The primary objective of the Company’s investment activities is to preserve principal while maximizing yields without significantly increasing risk. The investment instruments held by the Company are money market

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 11—Fair Value Measurements—Continued

funds and interest bearing deposits for which quoted market prices are readily available. The Company considers these highly liquid investments to be cash equivalents. These investments are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

The following table presents financial assets at September 30, 2014 for which the Company measures fair value on a recurring basis, by level, within the fair value hierarchy:

Asset	Level 1	Level 2	Level 3	Total
Money market funds	$1,514	$—	$—	$1,514
Government securities	136	—	—	136

Total assets	$1,650	$—	$—	$1,650

Amounts included in:
Restricted cash	$1,650	—	—	$1,650

Total	$1,650	$—	$—	$1,650

The following table presents financial assets at September 30, 2013 for which the Company measures fair value on a recurring basis, by level, within the fair value hierarchy:

Asset	Level 1	Level 2	Level 3	Total
Money market funds	$1,694	$—	$—	$1,694
Government securities	500	—	—	500

Total assets	$2,194	$—	$—	$2,194

Amounts included in:
Restricted cash	$2,194	—	—	$2,194

Total	$2,194	$—	$—	$2,194

The following table presents financial assets at June 30, 2015 for which the Company measures fair value on a recurring basis, by level, within the fair value hierarchy:

Asset	Level 1	Level 2	Level 3	Total
Money market funds	$1,160	$—	$—	$1,160
Government securities	112	—	—	112

Total assets	$1,272	$—	$—	$1,272

Amounts included in:
Restricted cash	$1,272	—	—	$1,272

Total	$1,272	$—	$—	$1,272

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 12—Income Taxes

The following is a geographic breakdown of the provision for income taxes (in thousands):

	September 30,		June 30,
	2013	2014	2014	2015
Domestic	$—	$—	$—	$—
Foreign	5	119	87	37

Total	$5	$119	$87	$37

A reconciliation of the Company’s effective income tax rate and the United States federal statutory income tax rate is summarized as follows, for the fiscal years ended September 30:

	2013	2014
Federal statutory income taxes	34%	34%
State income taxes, net of federal benefit	—	—
Difference in foreign and United States tax on foreign operations	(2.4)	(3.3)
Changes in tax rate	(10.5)	(0.1)
Changes in valuation allowance	(20.3)	(20.2)
Deferred tax true-up	0.5	1.0
Goodwill Impairment	—	(11.8)
Effect of change in ASC 740(FIN), net	(0.8)	—
Foreign taxes	—	0.1
Other	(0.5)	(0.2)

	—%	(0.5%)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	Fiscal Year ended September 30,
	2013	2014
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$75,866	$79,411
Research and Development credit carryforward	2,926	2,926
Property and equipment	332	209
Goodwill	284	225
Warranty reserve	309	231
Accrued expenses	205	151
Inventories	4,975	3,558
Capital loss	169	169
Foreign tax credit	—	95
Other	99	125

Total deferred tax assets	$85,165	$87,100

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 12—Income Taxes—Continued

	Fiscal Year ended September 30,
	2013	2014
	(In thousands)
Deferred tax liabilities:
Intangibles	$3,399	$3,021
Other	—	—

Total deferred tax liabilities	3,399	3,021

Net deferred tax assets before valuation allowance	81,766	84,079
Valuation allowance	(81,766)	(84,079)

Net deferred tax asset	$—	$—

Federal net operating losses may be carried forward for 20 years. The Company has estimated federal net operating loss carryforwards at September 30, 2014 of approximately $204 million which begin to expire in the year 2018. The net operating loss does consider potential limitations under IRC Section 382 which defers or limit the benefit to offset future taxable income. The Company has established a valuation allowance to reserve the net deferred tax asset at September 30, 2014 and 2013 due to the uncertainty of the timing and amount of future taxable income. In addition, because of the valuation allowance the net deferred tax asset is fairly stated.

The Company adopted FASB ASC 740, “Accounting for Uncertainty in Income Taxes”, effective September 30, 2009. Upon the adoption, the cumulative unrecognized tax benefit was $89.6 million which was netted against deferred tax assets with a full valuation allowance or other fully reserved amounts, and if recognized there would be no effect on the Company’s effective tax rate. This was primarily due to limitations on tax attributes that would be limited under Internal Revenue Code (“IRC”) Section 382. The difference between the tax attributes on the tax returns as filed and the financial statements is the limitation under Section 382. Also, upon adoption, the Company recognized approximately $0.2 million of adjustment in the liability for unrecognized income tax benefits which settled during the fiscal year ended September 30, 2011. The Company recognizes interest and penalties related to uncertain tax positions in operating expenses.

The Company files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. As of September 30, 2014 and June 30, 2015, the tax years that remained subject to examination by a major tax jurisdiction for the Company’s most significant subsidiaries were as follows:

Jurisdiction	Open Years
United States	2010-2013
United Kingdom	2007-2013
Canada	2009-2013
China	2010-2013
Taiwan	2008-2013
Hong Kong	2008-2013
Brazil	2013

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 13—Stockholders’ Equity

Number of shares issued and outstanding (in whole shares):

	Preferred Shares Convertible Series A-3	Preferred Shares Convertible Series B-3	Preferred Shares Convertible Series C-3	Preferred Shares Convertible Series D-3	Preferred Shares Convertible Series E-3	Common Stock
As of September 30, 2012	39,663,482	38,589,303	19,081,778	52,509,212	—	48,259,490
Issuance of preferred stock	—	—	—	—	—	—
Shares repurchase and retired	—	—	—	—	—	(1,155,976)
Exercise of stock options	—	—	—	—	—	68,020

As of September 30, 2013	39,663,482	38,589,303	19,081,778	52,509,212	—	47,171,534
Issuance of preferred stock	—	—	—	—	—	—
Shares repurchase and retired	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	8,854

As of September 30, 2014	39,663,482	38,589,303	19,081,778	52,509,212	—	47,180,388
Issuance of preferred stock	—	—	—	—	—	—
Shares repurchase and retired	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	36,420

As of June 30, 2015	39,663,482	38,589,303	19,081,778	52,509,212	—	47,216,808

Issuance of preferred stock	—	—	—	—	114,679,639	—
Preferred conversion to common stock	(39,663,482)	(38,589,303)	(19,081,778)	(52,509,212)	(114,679,639)	264,523,414
Exercise of warrants	—	—	—	—	—	3,116,801

Pro forma as of June 30, 2015	—	—	—	—	—	314,857,023

On September 22, 2011, in connection with the subscription offering of Series D-3 preferred stock, the Company amended and restated its certificate of incorporation and designated its preferred stock as Series A-3 Convertible Preferred Stock, Series B-3 Convertible Preferred Stock, Series C-3 Convertible Preferred Stock and Series D-3 Convertible Preferred Stock. The impacts of the amended certificate of incorporation on previously issued preferred stock are described in detail below.

Convertible Preferred Stock

As a result of the Company’s amended and restated certificate of incorporation on September 22, 2011, all outstanding shares of Series A-2, B-2 and C-2 Preferred Stock owned by stockholders participating in the new preferred equity issuance were exchanged for an equal number of shares of Series A-3, B-3 and C-3 Preferred Stock, respectively. All outstanding shares of Series A-2, B-2 and C-2 Preferred Stock owned by stockholders that did not participate in the new preferred equity issuance were automatically converted to an equal number of shares of Common Stock. As of September 30, 2013, there were no issued and outstanding shares of Series A-2, B-2 and C-2 Preferred Stock or cumulative but undeclared dividends due thereon.

The Series A-3 Preferred Stock designated on September 22, 2011, has a liquidation preference equal to $1.626 per share plus accrued but unpaid dividends. Holders of the Series A-3 Preferred Stock are entitled to receive dividends in the amount of $0.087 per share per year. Such dividends will accrue, whether or not declared by the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 13—Stockholders’ Equity—Continued

Board of Directors, but are payable only when, and if declared by the Board of Directors, and are cumulative. As of September 30, 2014, cumulative but undeclared dividends per share totaled $0.263. As of September 30, 2014, the aggregate value of the cumulative but undeclared dividends totaled approximately $10.4 million. As of June 30, 2015, cumulative but undeclared dividends per share totaled $0.307. As of June 30, 2015, the aggregate value of the cumulative but undeclared dividends totaled approximately $12.2 million. The Series A-3 Preferred Stock is immediately convertible at the option of the holder into the number of shares of common stock determined by dividing the sum of $0.65 plus all declared but unpaid dividends by an initial conversion price of $0.65 per share. The Series A-3 Preferred Stock will automatically convert to common stock under certain events as defined in the certificate of incorporation. Each share of Series A-3 Preferred Stock has voting rights equal to one vote for each share of common stock into which the Series A-3 Preferred Stock is convertible. At September 30, 2014 and June 30, 2015, there were 39,663,482 shares of Series A-3 Preferred Stock issued and outstanding.

The Series B-3 Preferred Stock designated on September 22, 2011, has a liquidation preference equal to $2.59521 per share plus accrued but unpaid dividends. Holders of Series B-3 Preferred Stock are entitled to receive dividends in the amount of $0.1384 per share per year. Such dividends will accrue, whether or not declared by the Board of Directors, but are payable only when, as and if declared by the Board of Directors, and are cumulative. As of September 30, 2014, cumulative but undeclared dividends per share totaled $0.4186. As of September 30, 2014, the aggregate value of the cumulative but undeclared dividends totaled $16.2 million. As of June 30, 2015, cumulative but undeclared dividends per share totaled $0.4878. As of June 30, 2015, the aggregate value of the cumulative but undeclared dividends totaled $18.8 million. The Series B-3 Preferred Stock is immediately convertible at the option of the holder into the number of shares of common stock determined by dividing the sum of $0.65 plus all declared but unpaid dividends by an initial conversion price of $0.65 per share. The Series B-3 Preferred Stock will automatically convert to common stock under certain events as defined in the certificate of incorporation. Each share of Series B-3 Preferred Stock has voting rights equal to one vote for each share of common stock into which the Series B-3 Preferred Stock is convertible. At September 30, 2014 and June 30, 2015, there were 38,589,303 shares of Series B-3 Preferred Stock issued and outstanding.

The Series C-3 Preferred Stock designated on September 22, 2011, has a liquidation preference equal to $2.44 per share plus accrued but unpaid dividends. Holders of Series C-3 Preferred Stock are entitled to receive dividends in the amount of $0.0976 per share per year. Such dividends will accrue, whether or not declared by the Board of Directors, but are payable only when, as and if declared by the Board of Directors, and are cumulative. As of September 30, 2014, cumulative but undeclared dividends per share totaled $0.2952. As of September 30, 2014, the aggregate value of the cumulative but undeclared dividends totaled approximately $5.63 million. As of June 30, 2015, cumulative but undeclared dividends per share totaled $0.344. As of June 30, 2015, the aggregate value of the cumulative but undeclared dividends totaled approximately $6.6 million. The Series C-3 Preferred Stock is immediately convertible at the option of the holder into the number of shares of common stock determined by dividing the sum of $0.65 plus all declared but unpaid dividends by an initial conversion price of $0.65 per share. The Series C-3 Preferred Stock will automatically convert to common stock under certain events as defined in the certificate of incorporation. Each share of Series C-3 Preferred Stock has voting rights equal to one vote for each share of common stock into which the Series C-3 Preferred Stock is convertible. At September 30, 2014 and June 30, 2015, there were 19,081,778 shares of Series C-3 Preferred Stock issued and outstanding.

In conjunction with a $15.8 million convertible debt financing on April 22, 2011, the Company issued 3,116,801 warrants to purchase common stock for $0.01. On September 22, 2011 the debt was converted to 29,352,796 shares of Series D-3 Preferred stock. The warrants expire on April 22, 2021.

The Series D-3 Preferred Stock designated on September 22, 2011, has a liquidation preference equal to $1.30 per share plus accrued but unpaid dividends. Holders of Series D-3 Preferred Stock are entitled to receive

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 13—Stockholders’ Equity—Continued

dividends in the amount of $0.052 per share per year. Such dividends will accrue, whether or not declared by the Board of Directors, but are payable only when, as and if declared by the Board of Directors, and are cumulative. As of September 30, 2014, cumulative but undeclared dividends per share totaled $0.1573. As of September 30, 2014, the aggregate value of the cumulative but undeclared dividends totaled $8.26 million. As of June 30, 2015, cumulative but undeclared dividends per share totaled $0.1833. As of June 30, 2015, the aggregate value of the cumulative but undeclared dividends totaled $9.6 million. The Series D-3 Preferred Stock is immediately convertible at the option of the holder into the number of shares of common stock determined by dividing the sum of $0.65 plus all declared but unpaid dividends by an initial conversion price of $0.65 per share. The Series D-3 Preferred Stock will automatically convert to common stock under certain events as defined in the certificate of incorporation. Each share of Series D-3 Preferred Stock has voting rights equal to one vote for each share of common stock into which the Series C-3 Preferred Stock is convertible. At September 30, 2014 and June 30, 2015, there were 52,509,212 shares of Series D-3 Preferred Stock issued and outstanding.

The liquidation preferences and dividend rights of the Series C-3 and D-3 Preferred Stock rank equally and are senior to those of the Series A-3 and B-3 Preferred Stock. Following distribution of the liquidation preferences to the preferred stockholders, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of the preferred stock and common stock pro rata based on the number of shares of common stock held by each on an as-converted basis.

Accumulated Comprehensive Income (Loss)

Accumulated comprehensive income (loss) consists of other comprehensive income (loss) and net loss. Other comprehensive income (loss) includes certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive loss in the Consolidated Balance Sheets.

The components of other accumulated comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income
	(In thousands)
Balance at September 30, 2012	(328)	(328)
Change for 2013	(162)	(162)

Balance at September 30, 2013	(490)	(490)
Change for 2014	89	89

Balance at September 30, 2014	(401)	(401)
Change for nine months ended June 30, 2015	127	127

Balance at June 30, 2015	$(274)	$(274)

Note 14—Stock-Based Compensation

In November 1999, the Company’s Board of Directors approved the adoption of a stock option plan (the 1999 Stock Option Plan), which, as amended through July 31, 2007, authorized the grant of options to purchase up to 24,173,494 shares of the Company’s common stock. The 1999 Stock Option Plan expired on December 31, 2010, and options will no longer be granted under the 1999 Stock Option Plan. However, if outstanding options granted

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 14—Stock-Based Compensation—Continued

under the 1999 Stock Option plan expire or are terminated or canceled without having been exercised, such options shall automatically be placed into the stock option pool under the 2011 Stock Option Plan. Options under the 1999 Stock Option Plan had a ten-year term and generally vested over four years or over various terms based on Board of Directors approval from the date of grant.

In September 2011, the Company’s Board of Directors approved the adoption of a new stock option plan (the 2011 Stock Option Plan), which, authorized the grant of options to purchase up to 16,000,000 shares of the Company’s common stock. The 2011 Stock Option Plan provides for the granting of options and issuance of shares to eligible employees, consultants, and members of the Board of Directors to purchase the Company’s common stock at an exercise price not less than the par value, and, in the case of incentive options, not less than 100% of the fair market value per share on the date of grant as determined by the Board of Directors. All employees, consultants, and Board members are eligible to participate in the 2011 Stock Option Plan. The 2011 Stock Option Plan is administered by the Board of Directors, who determines the number of shares for which options will be granted, the effective date of the grant, the option price, and the vesting schedule. The Company has a policy of issuing new shares to satisfy stock option exercises.

All options granted to employees under the 2011 Stock Option Plan are exercisable prior to vesting, subject to a right of repurchase by the Company at the original exercise price for all unvested shares. Once the optionee vests in the shares underlying the options and until certain events occur, the Company has a right of first refusal to repurchase these shares at fair value after the individual has received a bona fide third-party offer with respect to those vested shares.

Options under the 2011 Stock Option Plan have a ten-year term and generally vest over four years or over various terms based on Board of Directors approval from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing method. The weighted average assumptions used in the model are outlined in the following table:

	Fiscal Year ended September 30, June 30,
	2013	2014	2015
Risk-free interest rate	1.31%	—%	—%
Expected life in years	5	5	—
Dividend yield	0.0%	0.0%	—%
Volatility	64.4%	—%	—%

The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. When establishing the expected life assumptions, the Company uses historical employee exercise behavior of option grants with similar vesting periods. The Company has not and does not anticipate distributing dividends to stockholders and accordingly uses a 0% dividend yield assumption for the calculations. Expected volatility is primarily based on comparable stock of competitive peer public companies. The Company utilizes the comparable stock of competitive peer public companies based on its own lack of history as it is a non-public entity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 14—Stock-Based Compensation—Continued

A summary of changes in stock options outstanding is as follows:

	Year ended September 30, 2014
	Number of Options	Weighted Average Grant Price in $	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In whole shares)		(In years)	(In thousands)
Outstanding at beginning of year	24,081,428	0.07	6.9	4,689
Granted	—	—
Exercised	(8,854)	0.02
Forfeited/cancelled	(1,072,510)	0.07
Expired/cancelled	(1,110,100)	0.13

Outstanding at end of year	21,889,964	0.07	6.2	3,615

Vested Options exercisable at end of year	17,881,649	0.08	6.0	2,758
Unvested Options exercisable at end of year	4,008,315	0.02	7.4	856

At September 30, 2014, 4,021,478 shares remain available for grant under the 2011 Stock Option Plan.

	Nine Months ended June 30, 2015
	Number of Options	Weighted Average Grant Price in $	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In whole shares)		(In years)	(In thousands)
Outstanding at beginning of year	21,889,964	0.07	6.2	3,615
Granted	—	—
Exercised	(36,420)	0.02
Forfeited/cancelled	(84,786)	0.03
Expired/cancelled	(15,000)	0.33

Outstanding at end of year	21,753,758	0.07	5.6	2,671

Vested Options exercisable at 06/30/2015	20,237,962	0.08	5.5	2,417
Unvested Options exercisable at 06/30/2015	1,515,796	0.02	7.0	254

At June 30, 2015, 4,051,264 shares remain available for grant under the 2011 Stock Option Plan.

The weighted-average grant-date fair value of stock options granted during the years ended September 30, 2014 and 2013 were $0 and $.0101 million, respectively, per option. The weighted-average grant-date fair value of stock options granted during the nine months ended June 30, 2015 was $0 million per option. The aggregate intrinsic value of our stock options exercised during the years ended September 30, 2014 and 2013, were $0 million and $0 million, respectively. The aggregate intrinsic value of our stock options exercised during the nine months ended June 30, was $0.01 million.

During the years ended September 30, 2014 and 2013, and the nine months ended June 30, 2015 and 2014, the Company recognized compensation expense of $0.04 million, $0.04 million, $0.02 million and $0.02 million, respectively, for stock options. At September 30, 2014, there was $0.04 million of unrecognized compensation expense related to stock options, excluding estimated forfeitures, which is expected to be recognized over a

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 14—Stock-Based Compensation—Continued

weighted-average period of 1.354 years. At June 30, 2015, there was $0.01 million of unrecognized compensation expense related to stock options, excluding estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.2 years.

Net cash proceeds from the exercise of stock options were $0.001 million, $0.001 million, and $0.01 million in the fiscal years ended September 30, 2014 and 2013, and during the nine months ended June 30, 2015, respectively. The Company realized no tax benefits from those exercises.

Note 15—Commitments and Contingencies

The Company leases multiple office spaces under non-cancellable operating leases which escalate annually and expire from fiscal years 2014 to 2022. Rental expense for the fiscal years ended September 30, 2014 and 2013 totaled $.73 million and $.82 million, respectively. Rental expense for the nine months ended June 30, 2015 and 2014 totaled $.55 million and $.37 million, respectively.

Future minimum lease payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of September 30, 2014 are as follows:

(In thousands)
2015	$514
2016	638
2017	644
2018	517
2019	485
Thereafter	1,331

Total	$4,129

Future minimum lease payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2015 are as follows:

(In thousands)
Remainder of 2015	$122
2016	630
2017	636
2018	513
2019	485
Thereafter	1,331

Total	$3,717

The Company purchases components from a variety of suppliers and uses contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory. As of September 30, 2014, the maximum potential payment under these commitments totaled about $12.06 million which approximates fair value. As of June 30, 2015, the maximum potential payment under these commitments totaled about $9.3 million which approximates fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 16—Credit Concentration and Significant Customers

At September 30, 2014, three customers accounted for 64.59% of total accounts receivable. At September 30, 2013, three customers accounted for 85.61% of total accounts receivable. At June 30, 2015, three customers accounted for 90.57% of total accounts receivable.

During the year ended September 30, 2014, six customers accounted for 86.41% of total revenues. During the year ended September 30, 2013, eight customers accounted for 76.91% of total revenues. During the nine months ended June 30, 2015 and 2014, three customers accounted for 92.73% and 90.21%, respectively, of total revenues.

A significant portion of the Company’s purchases are from three suppliers representing approximately 42.63%, 83.69% and 66.08% total material purchases for the years ended September 30, 2014 and 2013, respectively, and four suppliers for the nine months ended June 30, 2015. The Company does not anticipate any changes in the relationship with these suppliers; however, if such a change were to occur, the Company has alternative sources of materials available.

Note 17—Legal Proceedings

In October 2009, the Company entered into a sales representative agreement with Actel Networks Limited to provide a high level of sales, promotion and after sales support in MEA and ASEAN geographical regions for various metro, long-haul and submarine network products manufactured by Company. Actel never sold a product despite being paid for three consecutive years, so the Company terminated the agreement in August 2012. In November 2012, Actel brought suit against the Company in the Supreme Court of the State of New York, commercial division, for breach of contract and a declaratory judgment that Company’s termination was improper. The Company answered the lawsuit in January 2013 and due to the uncertainty of litigation and early stage of the matter, at this time the Company is unable to predict the outcome.

In addition to the matters described above, the Company is subject to various legal proceedings, claims and litigations arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on its results of operations, financial position or cash flows.

Note 18—Segment Information

FASB ASC 280 “Segment Reporting” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about project revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Our projects are obtained primarily through a competitive bid or negotiated contract process. These projects have similar cost structures, including labor, equipment and materials. We execute our projects in a similar fashion with a centralized estimating, project controls and management group, and the risks and rewards of project performance are not affected by the location of a specific project, but on our ability to compete on pricing and execute within our estimated costs. We have the same types of customers with similar funding drivers and market demands across our business. Our customer base includes telecommunications

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 18—Segment Information—Continued

service providers, content service providers, enterprises and government entities worldwide. We consider the funding availability to be similar across our business, which is driven by the demand for bandwidth from our customer base. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

Revenue by geographic region is based on the shipping address of the customer. The following table sets forth revenue by geographic region and long-lived assets by geographic region:

Revenue by Geographic Region

	Fiscal Years Ended September 30,		June 30,
	2013	2014	2014	2015
	(In thousands)
Americas	$19,009	$14,951	$11,935	$40,701
Europe, Middle East and Africa (EMEA)	5,347	7,788	4,585	2,489
Asia Pacific (APAC)	7,561	2,269	2,001	462

Total revenue	$31,917	$24,998	$18,521	$43,652

Property and equipment, net

	September 30, 2013	September 30, 2014	June 30, 2015
	(In thousands)
Americas	$4,053	$3,160	$2,759
EMEA	265	303	383
APAC	22	—	—

Total property and equipment, net	$4,340	$3,463	$3,142

Note 19—Loss Per Share

Basic net earnings (loss) per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net earnings (loss) per common share is computed by giving effect to all potential dilutive common shares, including options, restricted common stock, warrants to purchase common and convertible preferred stock.

	September 30,		June 30,
	2013	2014	2014	2015
Net loss	$(24,602)	$(26,110)	$(11,113)	$(10,076)
Undeclared preferred stock dividend	(13,384)	(13,384)	(10,011)	(10,011)

Loss attributable to common	$(37,986)	$(39,494)	$(21,124)	$(20,087)

Weighted-average number of common shares outstanding	47,448,708	47,177,671	47,176,756	47,200,798
Net earnings per share:
Basic	$(0.80)	$(0.84)	$(0.45)	$(0.43)
Dilutive	$(0.80)	$(0.84)	$(0.45)	$(0.43)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 19—Loss Per Share—Continued

The following securities were not included in the computation of diluted net earnings per share as their effect, would have been antidilutive:

	September 30,		June 30,
	2013	2014	2014	2015
Options to purchase common	24,081,428	18,564,919	18,564,919	18,428,713
Warrants to purchase C-3 convertible shares	983,607	983,607	983,607	983,607
Warrants to purchase D-3 convertible shares	—	—	—	769,231
Series A-3 convertible	39,663,482	39,663,482	39,663,482	39,663,482
Series B-3 convertible	38,589,303	38,589,303	38,589,303	38,589,303
Series C-3 convertible	19,081,778	19,081,778	19,081,778	19,081,778
Series D-3 convertible	52,509,212	52,509,212	52,509,212	52,509,212
Series E-3 convertible	—	—	—	—

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the fiscal year ended September 30, 2014 and the nine months ended June 30, 2015 gives effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the cumulative preferred dividend because the calculation assumes that the conversion of convertible preferred stock into common stock had occurred at the beginning of the period presented.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the fiscal year ended September 30, 2014 and the nine months ended June 30, 2015 give effect to the conversion upon a qualified initial public offering of all outstanding shares of preferred stock as of September 30, 2014 and June 30, 2015 into shares of common stock as if the initial public offering had occurred at the beginning of the period presented. The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the fiscal year ended September 30, 2014 and the nine months ended June 30, 2015 also give effect to the exercise of warrants for common stock exercised in September 2015 for shares of common stock as if they had been exercised at the beginning of the period presented.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 19—Loss Per Share—Continued

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year Ended September 30, 2014	Nine Months Ended June 30, 2015
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(39,494)	$(20,087)
Preferred dividend	13,384	10,011
Interest expense on Notes exchanged for preferred series E-3	1,618	1,360

Pro forma net loss attributable to common stockholders	$(24,492)	$(8,716)

Denominator:
Weighted average common shares outstanding, basic and diluted	47,177,671	47,200,798
Pro forma weighted average adjustment for assumed exercise of all outstanding warrants for common stock	3,116,801	3,116,801
Pro forma weighted average adjustment for effect of the cancellation of Notes in exchange for preferred series E-3 and assumed conversion of the preferred series E-3 to common stock upon the closing of the proposed initial public offering	89,685,968	109,194,977
Pro forma weighted average adjustment for assumed conversion of all outstanding shares of Series A-3, Series B-3, Series C-3 and Series D-3 convertible preferred stock upon the closing of the proposed initial public offering	149,843,775	149,843,775

Pro forma weighted average common shares outstanding, basic and diluted	289,824,215	309,356,351

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.08)	$(0.03)

Note 20—Related Parties

Advance to Officer

The Company has an outstanding advance to an officer of the company in the amount of $0.054 million, $0.039 million and $0.055 million as of September 30, 2013 and 2014 and the nine months ended June 30, 2015. The advance is not subject to interest, payable on demand and included in accounts receivable.

Debt

In June 2015, the Company obtained a $4.8 million demand loan from certain of our stockholders including $4.3 million from related parties. The demand loan bears interest at 12% per annum, was payable upon demand at any time on or after July 1, 2015 and matures on October 31, 2015. The notes issued in consideration of the loan are subordinated to the interests of our credit facilities with Square 1 Bank and Horizon Bank, respectively, and may be exchanged upon the holder’s election for convertible promissory notes in an amount equal to the aggregate outstanding principal and accrued but unpaid interest on the exchanged notes. At June 30, 2015, the outstanding balances of the related party loan were $4.3 million.

On June 11, 2014, the Company obtained a $2 million demand loan from some of its stockholders including $1.75 million from related parties. The demand loan bears interest at 12% per annum and matures on or before December 1, 2014. At September 30, 2014 and June 30, 2015, the outstanding balances of the related party loan including interest were $1.81 million and $1.97 million, respectively.

XTERA COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note 20—Related Parties—Continued

Between December 2012 and April 2014, the Company obtained a $27 million convertible promissory note (“Bridge Loan”) maturing on February 12, 2015 from its stockholders including $19.18 million from related parties. At the option of at least two-third (2/3) of the note holders, the note shall automatically convert into equity securities of the Company on terms mutually agreed upon by the note holders and us at the time of such conversion. The loan bears interest at 6% per annum, but does not require monthly principal and interest payments. The outstanding balance of the related party loan, including accrued interest, at September 30, 2014 and June 30, 2015, totaled $20.6 million and $21.5 million, respectively.

Note 21—Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet at June 30, 2015 gives effect to the conversion of $33.7 million of the 2012 Notes, 2013 Notes, 2014 Demand Notes, and the 2015 Demand Notes for 114,679,639 shares of Series E-3 convertible preferred stock. The pro forma balance sheet also gives effect to the conversion of 39,663,482 Series A-3 convertible preferred shares, 38,589,303 Series B-3 convertible preferred shares, 19,081,778 Series C-3 convertible preferred shares, 52,509,212 Series D-3 convertible preferred shares, and 114,679,639 Series E-3 convertible preferred shares to common stock. Additionally, the pro forma balance sheet gives effect to the exercise of warrants for the acquisition of 3,116,801 shares of common stock.

Note 22—Subsequent Events

As required by the Subsequent Events of the FASB ASC 855, the Company evaluated all events or transactions that occurred after September 30, 2014 up through June 15, 2015, the date the consolidated financial statements were originally issued, and updated the evaluation through August 28, 2015, the date these revised consolidated financial statements were issued. During this period the Company had the following material subsequent events that required disclosure:

On August 25, 2015, we entered into a stock purchase agreement with holders of the 2012 Notes, the 2013 Notes, the 2014 Demand Notes and the 2015 Demand Notes, collectively, the Notes, pursuant to which all outstanding principal and interest under the Notes was cancelled in exchange for the issuance of 114,679,639 shares of a new series of preferred stock, our Series E-3 preferred stock, at a purchase price of $0.329 per share for an aggregate purchase price of $37.7 million, all of which was satisfied through the cancellation of the indebtedness under the Notes. At September 30, 2014, the balance of these loans were $28,969 and that amount has been reflected in the pro forma unaudited 2014 balance sheet as a reduction of debt and an increase to stockholders’ equity.

Note 23—Subsequent Events-Interim (unaudited)

For the purposes of the unaudited interim consolidated financial statements, the Company evaluated all events or transactions that occurred after June 30, 2015 through October 5, 2015, the date the consolidated financial statements were issued. See Note 22 for subsequent events regarding the cancellation of the Notes in exchange for Series E-3 preferred stock. During September 2015, holders of warrants to purchase 3,116,801 shares of common stock exercised their warrants at a purchase price of $0.01 per common share. Total proceeds on the exercise of warrants was $31.

XTERA®

Deployments in 60 countries across 5 continents

Optimizing Network Capacity, Reach and Value

Over land, under sea, worldwide

             Shares

Xtera Communications, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Needham & Company	Cowen and Company	BMO Capital Markets

            , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution *

The following table sets forth the costs and expenses, other than the underwriting discount payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee.

SEC Registration Fee		$6,042
FINRA filing fee		9,500
NASDAQ Global Market listing fee		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving costs		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, or the Delaware General Corporation Law, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation to be in effect upon completion of this offering will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	For any breach of the director’s duty of loyalty;

•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	Under section 174 of the Delaware General Corporation law regarding unlawful dividends and stock purchases; or

•	For any transaction for which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our amended and restated bylaws to be in effect upon completion of this offering will provide that:

•	We are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	We may indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	We are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	We may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding; and

•	The rights conferred in the bylaws are not exclusive.

We intend to enter into indemnity agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws and the indemnity agreements entered into between us and each of our directors and officers may be sufficiently broad to permit indemnification of the our directors and officers for liabilities arising under the Securities Act.

Reference is also made to the underwriting agreement, which provides for the indemnification of our officers, directors and controlling persons against certain liabilities.

We are seeking to obtain directors’ and officers’ liability insurance and expect the insurance to include coverage for securities matters.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, Xtera Communications, Inc. has sold and issued the following unregistered securities:

1.	Between December 2012 and August 2013, we sold 6% convertible promissory notes to approximately 34 accredited investors in an aggregate principal amount of $26,970,317. The notes were convertible into shares of our preferred stock. On August 25, 2015, these notes were all converted into, and cancelled in consideration for, shares of our Series E-3 preferred stock.

2.	In June 2014, we sold 12% demand notes to approximately nine existing investors in an aggregate principal amount of $2.0 million. On August 25, 2015, these notes were all converted into, and cancelled in consideration for, shares of our Series E-3 preferred stock.

3.	In June 2015, we sold 12% demand notes to approximately seven existing investors in an aggregate principal amount of $4.8 million. On August 25, 2015, these notes were all converted into, and cancelled in consideration for, shares of our Series E-3 preferred stock.

4.	On August 25, 2015, we issued 114,679,639 shares of our Series E-3 preferred stock to approximately 36 holders of our convertible promissory notes and demand notes upon the conversion of all outstanding principal and interest under the notes. We issued the shares of Series E-3 preferred stock at $0.329 per share, for an aggregate purchase price of $37,729,601, all of which was satisfied through the cancellation of indebtedness under the notes.
5.	In September 2015, we sold 3,116,801 shares of our common stock to eight existing investors for an aggregate amount of $31,168 upon the exercise of outstanding warrants that were originally issued in April 2011. The exercise price of the warrants was $0.01 per share.

6.	We have granted to employees, consultants and directors options to purchase 1,125,000 shares of our common stock under our 2011 Stock Plan. The exercise price per share of these options was $0.017.

7.	An aggregate of 652,836 shares of our common stock were issued to employees, consultants and directors upon exercise of stock options under our 2011 Stock Plan and our 1999 Stock Plan for an aggregate consideration of $24,729.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Allen, Texas on the 5th day of October, 2015.

XTERA COMMUNICATIONS, INC.

By:	/s/ Jon R. Hopper
Jon R. Hopper
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jon R. Hopper and Paul J. Colan and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Jon R. Hopper	President, Chief Executive Officer and Director (Principal Executive Officer)	October 5, 2015
Jon R. Hopper
/s/ Paul J. Colan	Chief Financial Officer (Principal Financial and Accounting Officer)	October 5, 2015
Paul J. Colan

/s/ Jon W. Bayless	Chairman	October 5, 2015
Jon W. Bayless

/s/ Clinton W. Bybee	Director	October 5, 2015
Clinton W. Bybee

/s/ Barry A. Fromberg	Director	October 5, 2015
Barry A. Fromberg

/s/ Clifford H. Higgerson	Director	October 5, 2015
Clifford H. Higgerson

/s/ Kevin J. Martin	Director	October 5, 2015
Kevin J. Martin

/s/ John McLaren	Director	October 5, 2015
John McLaren

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant, dated August 25, 2015

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.1	Second Amended and Restated Investor Rights Agreement, dated August 1, 2007, as amended

4.2	Amended and Restated Voting Agreement, dated August 1, 2007, as amended

4.3	Preferred Stockholder Agreement, dated August 1, 2007, as amended

4.4	Amended and Restated Stockholder Agreement, dated August 12, 2003

4.5	Warrant to Purchase Stock, dated January 16, 2015, issued to Square 1 Bank

4.6	Second Amended and Restated Secured Promissory Note (Loan A), dated November 1, 2013, payable to Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation

4.7	Second Amended and Restated Secured Promissory Note (Loan B), dated November 1, 2013, payable to Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation

4.8	Warrant to Purchase Shares of Series Preferred Stock, dated May 10, 2011, issued to Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation

5.1*	Opinion of DLA Piper LLP (US)

10.1*	Form of Indemnification Agreement for directors and officers.

10.2	1999 Stock Plan, as amended, and forms of agreement thereunder

10.3	2011 Stock Plan, as amended, and forms of agreement thereunder

10.4*	2015 Equity Incentive Plan and forms of agreement thereunder

10.5	Loan and Security Agreement, dated January 16, 2015, by and among Square 1 Bank, the Registrant, Azea Networks, Inc., Neovus, Inc. and Xtera Asia Holdings, LLC

10.6.1	Venture Loan and Security Agreement, dated May 10, 2011, by and between Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation, and the Registrant

10.6.2	First Amendment to Venture Loan and Security Agreement, dated June 17, 2011

10.6.3	Second Amendment of Venture Loan and Security Agreement, dated December 13, 2011

10.6.4	Third Amendment of Venture Loan and Security Agreement, dated March 9, 2012

10.6.5	Fourth Amendment of Venture Loan and Security Agreement, dated April 1, 2013

10.6.6	Fifth Amendment of Venture Loan and Security Agreement, dated November 1, 2013

10.6.7	Sixth Amendment of Venture Loan and Security Agreement, dated March 1, 2014

10.6.8	Seventh Amendment of Venture Loan and Security Agreement, dated December 1, 2014

Exhibit Number	Description

10.6.9	Grant of Security Interest—Patents, dated May 10, 2011, executed by the Registrant in favor of Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation

10.6.10	Grant of Security Interest—Trademarks, dated May 10, 2011, executed by the Registrant in favor of Horizon Funding Trust 2013-1, as assignee of Horizon Technology Finance Corporation

10.7.1	Commercial Lease, dated May 15, 2000, by and between GL Dallas Holdings, L.P., as successor in interest to ACLP Bethany, L.P., and the Registrant

10.7.2	First Amendment to Commercial Lease, dated January 1, 2001

10.7.3	Second Amendment to Commercial Lease, dated June 25, 2003

10.7.4	Third Amendment to Commercial Lease, dated October 26, 2007

10.7.5	Fourth Amendment to Commercial Lease, dated October 16, 2014

10.8	Offer Letter, dated January 29, 2004, between Jon Hopper and the Registrant

10.9	Offer Letter, dated May 27, 2004, between Gary Otake and the Registrant

10.10	Offer Letter, dated June 21, 2011, between Les Barkley and the Registrant

10.11**	Master Manufacturing Agreement, dated January 1, 2013, by and between the Registrant and NSG Technology, Inc.

10.12**	License Agreement, dated October 1, 2002, by and between the Registrant and the Regents of the University of Michigan

21.1	List of subsidiaries of the Registrant

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.3*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II-4 to this registration statement on Form S-1)

*	To be filed by amendment.
**	Portions of this agreement have been redacted pursuant to a request for confidential treatment that has been submitted to the Securities and Exchange Commission.